THE REPUBLIC OF TURKEY

         This description of the Republic of Turkey is dated as of September 30, 2002 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2001.

         Except as otherwise specified, all amounts in this Country Description are expressed in Turkish Lira (TL) or in U.S. dollars ($). See “Financial System—Exchange Rates and Exchange Policies” for the average exchange rates for Turkish Lira into U.S. dollars. On December 31, 2001, the Central Bank of Turkey (the “Central Bank” or the “CBT”) foreign exchange buying rate for U.S. dollars was TL1,446,638 per U.S. dollar. On September 17, 2002, the Central Bank foreign exchange buying rate for U.S. dollars was TL1,663,169 per U.S. dollar.

         The fiscal year of the Government of the Republic of Turkey (the “Government”) ends on December 31. The 12-month period ended December 31, 2001 is referred to in this report as “2001” and other years are referred to in a similar manner.

ii

RECENT DEVELOPMENTS

GENERAL

         On February 4, 2002, the International Monetary Fund (the “IMF”) Board approved a new stand-by arrangement for 2002-2004 (the “2002-2004 Stand-By Arrangement”) that consists of additional international lending of up to $10 billion in 2002, $1 billion in 2003 and $1 billion in 2004. The $10 billion in additional international lending for 2002 under the 2002-2004 Stand-By Arrangement, together with $4.3 billion available under the old stand-by arrangement (the “Stand-By Arrangement”), is expected to provide Turkey with a total of $14.3 billion from the IMF in 2002. Following the approval of the 2002-2004 Stand-By Arrangement, Turkey drew approximately $9.1 billion of the $14.3 billion available for 2002, and has used such funds as follows: $3.7 billion was used for early redemption of government paper held by the Central Bank (which paper was originally funded by IMF loans received in 2001); $3.5 billion was used for early redemption of domestic debt; and $1.9 billion will be available for financing the consolidated budget.

         On April 15, 2002, Turkey drew its first tranche (of the remaining $5.2 billion) from the IMF, amounting to approximately $1.1 billion, following the completion of the first review of the Turkish economy under the 2002-2004 Stand-By Arrangement and IMF Board approval. On June 28, 2002, Turkey drew its second tranche from the IMF, amounting to approximately $1.2 billion. On August 7, 2002, Turkey drew its most recent tranche from the IMF, amounting to approximately $1.1 billion, following the completion of the third review of the Turkish economy under the 2002-2004 Stand-By Arrangement and IMF Board approval. The remaining $1.8 billion scheduled for 2002 is expected to be released in one tranche. The IMF and the Government have agreed to the conditions that will have to be satisfied before the remaining $1.8 billion available for 2002 can be released by the IMF. An IMF team is scheduled to arrive in Turkey in October 2002 for final review under the 2002-2004 Stand-By Arrangement. The remaining tranche of IMF funds is expected to be released following completion of the October 2002 review and IMF Board approval. The Government expects that it will be able to satisfy the IMF conditions and that the remaining $1.8 billion in IMF funds will be released in line with scheduled program reviews.

         In addition, Turkey expects to receive approximately $2.9 billion from the International Bank for Reconstruction and Development (the “World Bank”) in 2002 in connection with its structural reforms of the financial, economic and agricultural sectors. The release of such funding is linked to Turkey’s continued efforts to liberalize such sectors and curtail public expenditures. On April 16, 2002, the World Bank approved a $1.4 billion public and financial sector special adjustment loan for Turkey. The loan will be disbursed in three tranches of $450 million each based on the satisfaction of certain agreed actions. On August 16, 2002, Turkey drew its first tranche of $437 million. In addition, on July 26, 2002, the World Bank approved a $300 million loan to support the Government’s basic education program over the next three years.

         On July 9, 2002, Standard and Poor’s B- rating outlook for Turkey was changed from stable to negative. On July 10, 2002, Moody’s B1 rating outlook for Turkey, which had been changed from negative to stable on January 15, 2001, was changed from stable to negative.

         The Tobacco Law and the Public Procurement Law were approved by the Grand National Assembly (the “Assembly”) on January 3, 2002 and January 4, 2002, respectively. The Tobacco Law is intended to foster competition in the tobacco market and includes new arrangements for the privatization of Tekel, the state-owned alcohol and tobacco monopoly. The Public Procurement Law is intended to regulate the tender process for public contracts and strengthen the transparency and efficiency of such tenders. On March 28, 2002, the Assembly approved the Law Regarding the Regulation of Public Finance and Debt Management (Law No. 4749). The Law Regarding the Regulation of Public Finance and Debt Management establishes, among other things, the rules for, and limitations on, public sector domestic and foreign borrowing and the issuance of debt guarantees by the Government.

         In January 2002, the Assembly also passed Law No. 4743, which amends certain provisions of the Banking Law to enable the Government to offer limited financial assistance, on a one-time basis, to strengthen the capital base of banks that meet certain capital adequacy ratios. A three-phase audit process, by which the targets for, and the amounts of, this limited financial assistance, was completed in June 2002. Based on the audit, the Banking Regulation and Supervision Agency (the “BRSA”) approved the takeover of one bank (Pamukbank) by the SDIF. The BRSA informed 26 other banks of the capital shortfalls for such banks (TL1,326 trillion) which will have to be raised by such banks. As of September 13, 2002, the banks had raised a total of TL1,102 trillion of the total TL1,326 trillion capital shortfall. The remaining financial assistance to be made available by the Government will be within the financial targets set by the Government and is not expected to have a material impact on the Government’s budget.

POLITICAL CONDITIONS

         Turkey has been challenged in recent months by a weakened government and political uncertainty about its future. Prime Minister Bulent Ecevit, the leader of the country’s three-party coalition government, was hospitalized twice in May. The three party coalition government consists of the Democratic Left Party, the Motherland Party and the Nationalist Action Party. In July 2002, Mr. Ecevit’s refusal to step down as Prime Minister resulted in the resignation of half of the members of the Democratic Left Party in the Assembly. As a result of the resignations, the three-party coalition lost its absolute majority, with the number of seats it holds in the Assembly falling to 270 out of 550.

         After repeated refusals to hold elections before their scheduled date, Mr. Ecevit announced that general elections would be held in November, approximately 17 months before the scheduled general elections, pending approval by the Assembly. On July 31, 2002, the Assembly voted to hold elections on November 3, 2002.

         In July 2002, the New Turkey Party was formed by foreign minister Ismail Cem and deputy prime minister Husamettin Ozkan, both of whom resigned from the Democratic Leftist Party, as well as certain other former deputies of the Democratic Leftist Party. Economic minister Kemal Dervis resigned from his position on August 10, 2002, and, following his resignation, joined the People’s Republican Party.

         On September 20, 2002, the High Elections Board banned former mayor of Istanbul Recep Tayyip Erdogan, the leader of the Justice and Development Party (AK), from running for elected political office.

KEY ECONOMIC INDICATORS

•	Real gross national product (“GNP”) declined 9.4% in 2001, compared to the original forecasted decline of 5.5%.

•	For the year ended December 31, 2001, real gross domestic product (“GDP”) declined by 7.4%. In the first and second quarters of 2002, GDP rose 2.3% by and 8.2%, respectively. The Government’s target for growth in 2002 is 5.1%.

•	From January 2002 to August 2002, the wholesale price index (“WPI”) increased by 18.0% and the consumer price index (“CPI”) increased by 16.1%. The Government’s current targets for WPI and CPI for 2002 are 35% and 31%, respectively.

•	In August 2002, the annual inflation rate for WPI and CPI were 43.9% and 40.2%, respectively.

•	In August 2002, WPI increased by 2.1% and CPI increased by 2.2%. In July 2002, WPI increased by 2.7% and CPI increased by 1.4%.

•	On September 9, 2002, the Central Bank foreign exchange buying rate for U.S. dollars was TL1,628,878 per U.S. dollar, compared to an exchange buying rate of TL1,419,644 per U.S. dollar on September 4, 2001.

•	On September 3, 2002, the Government offered an interest rate of 61.5% for five-month Treasury bills, compared to an interest rate of 61% for five-month Treasury bills on August 27, 2002.

•	As of July 2002, industrial production for the year had grown 12.3%.

•	The unemployment rate, which was 8.0% in the third quarter of 2001, 10.6% in the fourth quarter of 2001, and 11.8% in the first quarter of 2002, decreased to 9.6% in the second quarter of 2002.

•	In the second quarter of 2002, official unemployment was 2,217,000.

•	Since Prime Minister Ecevit was first hospitalized in May, the Turkish Lira has lost nearly 20% of its value in U.S. dollar terms.

TOURISM

•	From January to June 2002, tourism revenues decreased to approximately $3 billion from approximately $3.1 billion during the same period in 2001.

•	From January to July 2002, the number of foreign visitors to Turkey increased by approximately 5.2% to approximately 6,936,900 from approximately 6,593,507 during the same period in 2001.

•	In July 2002, the number of foreign visitors to Turkey increased by 7.6%, compared to the same month of the previous year.

FOREIGN TRADE AND BALANCE OF PAYMENTS

         Between January and June 2002, the trade deficit amounted to approximately $2.4 billion, as compared to approximately $2.6 billion in the same period in 2001. The current account balance produced a deficit of approximately $649 million between January and June 2002, as compared to a surplus of approximately $782 million in the same period in 2001.

         As of August 16, 2002, total gross international reserves were approximately $38.2 billion (compared to $33.1 billion as of December 31, 2001), Central Bank reserves were approximately $24.8 billion (compared to $18.7 billion as of December 31, 2001), commercial bank reserves and special finance house reserves were approximately $12.3 billion (compared to $13.4 billion as of December 31, 2001) and gold reserves were approximately $1.0 billion (compared to $1.0 billion as of December 31, 2001). As of August 29, 2002, Central Bank reserves were approximately $25.1 billion.

PUBLIC FINANCE AND BUDGET

•	For the year ended December 31, 2001, consolidated budget expenditures were approximately TL79,856 trillion and consolidated budget revenues were approximately TL51,090 trillion, compared to approximately TL46,193 trillion and TL33,189 trillion during the same period in 2000, respectively.

•	From January to July 2002, consolidated budget expenditures were approximately TL61,929 trillion and consolidated budget revenues were approximately TL39,651 trillion, compared to approximately TL39,191 trillion and TL26,607 trillion during the same period in 2001, respectively.

•	In the January to July 2002 period, the consolidated budget deficit was approximately TL22,277 trillion, compared to TL12,584 trillion during the same month in 2001.

•	In July 2002, the primary surplus reached approximately TL9,679 trillion, compared to TL8,028 trillion in the same month of 2001.

•	For the year ended December 31, 2001, the primary surplus amounted to TL12,299 trillion, or 6.9% of GNP. The primary surplus is targeted to be 6.5% of GNP in 2002.

PRIVATIZATION

         The second public offering of shares in Petrol Ofisi (petroleum distribution company) was completed in March 2002. In that public offering, 16.5% of the shares of Petrol Ofisi were sold for $168 million. The remaining 25.8% stake in Petrol Ofisi was privatized through a block sale of stock to IS Dogan Petrol Yatirimlari A.S. in July 2002.

         The Government originally planned to close the third public offering of TUPRAS (petroleum refining company) by the end of June 2002. However, the offering has been postponed as a result of unfavorable market conditions.

         The planned privatization of Türkiye Vakiflar Bankasi T.A.O. has also been postponed because none of the potential bidders could satisfy the condition that the bank be purchased as a whole.

         A privatization plan for TEKEL’s tobacco and alcohol entities is expected to be submitted to the Council of Ministers in September 2002. A privatization plan for SEKER (sugar company) has been submitted to the Privatization High Council and is expected to be approved by the end of 2002, at which time preliminary action for the privatization should be completed.

         The advisor for the revaluation of Turk Telecom was selected in August 2002 and the privatization plan is expected to be submitted to the Council of Ministers in September 2002.

BANKING SYSTEM

         In December 2001, the banking licenses of three banks previously taken over by the Savings Deposit Insurance Fund (the “SDIF”), Iktisat Bankasi T.A.S., Etibank A.S. and Kentbank A.S., were revoked. On January 11, 2002, the SDIF sold all of its shares in Sitebank A.S. to NovaBank S.A. (Greece). On June 19, 2002, Pamukbank was taken over by the SDIF. The SDIF is taking steps to resolve the status of three other banks currently under SDIF control (Toprakbank, Tarisbank and Pamukbank). The SDIF intends to retain control of Bayindirbank. As of September 13, 2002, the SDIF had taken over 20 banks.

         On June 21, 2002, the BRSA issued the final regulation on the new accounting standards to ensure that the year-end balance sheets of all banks comply with International Accounting Standards for 2002.

DEBT

         Turkey’s total internal debt was approximately TL130,376 trillion as of July 2002, compared to TL96,395 trillion as of July 2001. During the period from January to August 2002, the average maturity of Turkish internal public debt was 8.5 months, compared to 4.5 months in the same period of 2001. The average annual interest rate on internal public debt on a compounded basis was 67.9% as of August 2002, compared to 108.2% as of August 2001. Turkey’s external debt was approximately $117,549 billion in the first quarter of 2002, compared to $115,084 billion as of the end of 2001. Since December 31, 2001, Turkey has issued the following external debt:

•	$600 million of global notes on January 22, 2002, with a maturity of ten years and an 11 1/2% interest rate.

•	$250 million of global notes on February 19, 2002, with a maturity of five years and an 11 3/8% interest rate.

•	$600 million of global notes on March 19, 2002, with a maturity of six years and a 9.875% interest rate.

•	Euro 750 million of Eurobonds on May 7, 2002, with a maturity of five years and a 9.75% interest rate.

INTERNATIONAL RELATIONS

         EC Regulation 2500/2001, which governs pre-accession financial assistance to Turkey, became effective as of January 1, 2002. Although Turkey is not able to benefit from structural funds like other candidate nations, Turkey expects to receive approximately Euro 125 million in 2002 from the EU. For the 2003-2007 period, Turkey expects to receive Euro 127 million per year from the European Union (the “EU”).

         On August 2, 2002, the Assembly approved legislation drafted to harmonize Turkey’s laws with those of the EU. The legislation seeks to satisfy several conditions required before possible accession talks. The legislation abolishes the death penalty except in war or near-war conditions, grants the right to conduct broadcasting and education in languages other than Turkish and increases the rights of religious minorities. There remains some disagreement regarding these reforms within the coalition government. Although two-thirds of the electorate favor EU membership, some opponents of the legislation are concerned about Kurdish separatist movements.

         The Government expects the EU to report on Turkey’s compliance with the Copenhagen political criteria in the EU’s regular report for Turkey that will be published in October 2002. The Government expects that the schedule for full membership negotiations with the EU will be determined at the European Council meeting in Copenhagen in December 2002.

         Turkey is currently commanding the peacekeeping force in Afghanistan and remains important in possible U.S. military actions against Iraq. Although a strong U.S. ally, Turkey has expressed certain reservations regarding military action against Iraq.

         On June 20, 2002, Sen. John B. Breaux (D-La.) introduced legislation that would provide duty-free access to the U.S. market for products produced in designated “industrial zones” in Turkey. The legislation, called the Turkish-Israeli Economic Enhancement Act, would allow Turkey to participate in the Qualifying Industrial Zone program established in 1996 to facilitate economic cooperation between Israel, Egypt and Jordan. The proposed bill would cover certain Turkish-made products but would not include textiles.

         Turkey wants the U.S. to write off more than $4 billion in debt and the U.S. Congress has approved a $228 million aid package to Turkey.

DESCRIPTION OF THE REPUBLIC

         Turkey has a democratically elected parliamentary form of government. Since the founding of the Republic in 1923, Turkey has aligned itself with the West and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the IMF and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

         Beginning in 1980, the Government embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has now developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. In 2001, the service sector, industrial sector and agricultural sector accounted for an estimated 61.8%, 25.3% and 12.9%, respectively, of Turkey’s gross domestic product. See “Economy—Services,” “Economy—Industry” and “Economy—Agriculture.”

LOCATION, AREA AND TOPOGRAPHY

         Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 1,615 miles and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

         Turkey’s coastline extends for approximately 4,400 miles along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.

         Turkey has an area of approximately 300,000 square miles, and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

POPULATION

         According to estimates of the State Institute of Statistics and the State Planning Organization, population growth averaged approximately 1.62% per annum between 1995 and 2001; and Turkey’s population as of December 2001 was 67.3 million.

         Turkey’s population is comparatively young, and the transformation of Turkey’s economy from a largely agricultural to an industrial and service-oriented economy has led to an increasingly urban population.

         According to the State Institute of Statistics and the State Planning Organization, in 2000, 70.6% of the population lived in urban areas, while 29.4% lived in rural areas. These numbers represent a 4.7% urbanization rate during 1995-2000.

         The largest cities in Turkey are Istanbul, the country’s commercial center, and Ankara, the capital, with populations of 8.8 million and 3.2 million, respectively. Other cities with populations in excess of one million are Izmir, Adana, and Bursa.

         In the fourth quarter of 2001, total civilian employment was 19.7 million, of whom approximately 32.6% were employed in agriculture, 19.5% in industry and 48% in services. See “Economy—Employment and Wages.”

         According to the State Planning Organization, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased by approximately four years from an average of 65 years in 1985-1990 to an average of 69 years in 2000. The infant mortality rate decreased from the level of 65 per thousand in the period of 1985-1990 to 39 per thousand in the period of 1995-2000. In 1999, the adult (over age 12) literacy rate was 94.2% for men, 77.4% for women and 85.7% in total.

         Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

         A popular nationalist movement began in Turkey before the turn of the century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as the Republic’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of the Republic (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers. Changes were made in the legal, political, social and economic structure of the country, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.

         Historically, the military has been an important factor in Turkish government and politics. The Turkish military establishment has intervened in Turkish politics three times since 1959 (in 1960, 1971 and 1980) to provide stability in the face of political and social factionalism. Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.

         Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. The President is elected for a seven-year term by a vote of the Assembly, and the Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Council of Ministers (the “Cabinet”), who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.

         The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Election Law (Law No. 298) provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. On the other hand, a party must have at least 35% of the nationwide vote in order to have a simple majority in the Assembly.

         Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Turkish Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.

         In July 1995, a series of amendments to the Constitution were adopted. Among other things, the amendments brought into effect reforms related to the formation of political parties, membership of political parties and the involvement of unions and other organizations in political activities. The amendments also reduced the legal voting age from 20 to 18, increased the number of members of the Assembly from 450 to 550 and removed restrictions on the ability of academic personnel and university students to engage in political activities.

         On June 30, 1997, the ruling coalition Government, composed of the pro-Islamic Welfare Party (RP), led by Necmettin Erbakan as Prime Minister, and Tansu Ciller’s center-right True Path Party (DYP) collapsed after the resignation of Mr. Erbakan following widespread resignations from both parties. Earlier in 1997, Mr. Erbakan had agreed to implement a series of proposals made by the National Security Council designed to reinforce the secular nature of the Constitution. In accordance with the Constitution, the National Security Council is composed of the Prime Minister, the Chief of the General Staff, the Minister of National Defense, the Minister of Internal Affairs, the Minister of Foreign Affairs, the Commanders of the Army, Navy and Air Force, and the General Commander of the Gendarmerie, under the chairmanship of the President of the Republic.

         The Government was replaced by a new secularist coalition headed by Prime Minister Mesut Yilmaz of the center-right Motherland Party (ANAP), Bülent Ecevit’s Democratic Leftist Party (DSP) and the Democratic Turkey Party (DTP).

         On January 16, 1998, responding to a case submitted by the Government prosecutor seeking to revoke the status of the Welfare Party on constitutional grounds, the Constitutional Court ordered the closure of the Welfare Party after determining that its activities contravened the principles of the secular Constitution. The Constitutional Court also terminated the Assembly memberships of former Prime Minister Erbakan and five other deputies. Moreover, the Constitutional Court banned Mr. Erbakan and six other Welfare Party members from being the founder, member, administrator or supervisor of any political party for a period of five years. Following the closure of the Welfare Party by the Constitutional Court, a new political party, the Virtue Party (FP), was formed in Turkey. A majority of the deputies from the former Welfare Party joined the Virtue Party.

         The most recent nationwide local and general elections took place on April 18, 1999. Mr. Ecevit’s Democratic Leftist Party (DSP) placed first with 22.2% of the vote and 136 deputies in the 550-seat Assembly. The Nationalist Action Party (MHP) led by Devlet Bahceli came in second with 18.0% of the vote and 129 seats. The Virtue Party won 15.4% of the vote and 111 seats. Mr. Yilmaz’s Motherland Party (ANAP) won 13.2% of the vote and 86 seats while the True Path Party (DYP) won 12.0% of the vote and 85 seats. On May 28, 1999, then President Süleyman Demirel approved a coalition Government of the Democratic Leftist Party (DSP), the Nationalist Action Party (MHP) and the Motherland Party (ANAP),

led by Mr. Ecevit as Prime Minister. On May 16, 2000, Ahmet Necdet Sezer, formerly the chief judge of the Constitutional Court, became President of Turkey.

         Following the February 2001 financial crisis, the Governor of the Central Bank, Gazi Ercel, the Undersecretary of the Treasury, Selcuk Demiralp, and the President of the Banking Regulation and Supervision Agency, Zekeriya Temizel, resigned. On March 3, 2001, Kemal Dervis, a former Turkish economist at the World Bank who served as Vice President for poverty reduction and economic management, became State Minister for the Economy, replacing Recep Onal. In addition, as part of the Government’s new economic team, Mr. Sureyya Serdengeçti was appointed as the new Governor of the Central Bank and Mr. Faik Öztrak was appointed as the Undersecretary of the Treasury.

         On June 22, 2001, the Virtue Party (FP), which had been the main opposition party, was banned by the Constitutional Court as a result of alleged anti-secular activities. Following the ban, certain deputies of the former Virtue Party formed the Saadet Party, under the leadership of the head of the former Virtue Party, Recai Kutan. The remaining deputies of the Virtue Party formed the Justice and Development Party under the leadership of the former mayor of Istanbul, Recip Tayyip Erdogan. See “Recent Developments – Political Conditions”.

         The composition of the Assembly as of September 12, 2002 was as follows:

Table No. 1

	Number of Seats	Percentage of Total

Democratic Leftist Party (DSP)(1)	58	10.6

Nationalist Action Party (MHP)(1)	125	22.7

New Turkey Party (YTP)	59	10.7

Homeland Party (YP)	3	0.6

People’s Republican Party (CHP)	1	0.2

Motherland Party (ANAP)(1)	70	12.7

True Path Party (DYP)	83	15.1

Justice and Development Party (AK)	59	10.7

Felicity Party (SP)	46	8.4

Grand Unity Party (BP)	4	0.7

Freedom and Solidarity Party (ODP)	3	0.6

Independent	25	4.5

Vacancies	14	2.5

	550	100.0

(1)	The parties in the current coalition Government.

Source: Grand National Assembly.

         The Assembly passed the 2002 budget on December 12, 2001.

INTERNATIONAL ORGANIZATIONS

         Since its foundation in 1923, the Republic has closely aligned itself with the West. It is a founding member of the United Nations (“UN”), and has been a member of NATO since 1952, an associate member of the EU since 1963, and an associate member of the Western European Union (“WEU”) since 1992. Turkey supports NATO expansion and believes that the development of the European security structure should be completed on the basis of NATO standards.

         In addition, Turkey is a founding member of the Council of Europe, the European Bank for Reconstruction and Development and the Organization for Security and Cooperation in Europe (“OSCE”) and belongs to the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guaranty Agency (“MIGA”), the Bank for International Settlements (“BIS”)

and the OECD. Turkey hosted the last OSCE meeting of the millennium in Istanbul in November 1999. Furthermore, Turkey is a party to the General Agreement on Tariffs and Trade (“GATT”), a member of the World Trade Organization (“WTO”) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System. Turkey is also a member of the Organization of the Islamic Conference and of the Islamic Development Bank.

         In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (“EEC”), which is now the EU. In 1970, an additional protocol to the association agreement was signed between Turkey and the then EEC that established the framework and conditions of the transitional stage of the association. Turkey seeks full membership in the EU and in April 1987 Turkey submitted its formal application for such membership. In late 1989, the European Commission (the “Commission”) declared that Turkey was eligible to become a full member and was inherently a European country. However, the Commission decided to defer accession negotiations due to changes in the EU and Turkey’s economic situation at the time.

         In March 1995, Turkey and the EU agreed to form a customs union (the “Customs Union”), which came into effect on January 1, 1996. Turkey and the EU eliminated all customs duties and charges on imports of industrial goods and processed industrial products and Turkey’s tariff rates applicable to non-EU countries on industrial products were conformed to the Common Customs Tariffs of the EU. The EU’s quotas on Turkish textiles were also eliminated. Although agricultural products were excluded from the initial Customs Union, a preferential trade regime for agricultural products was adopted as of January 1, 1998. Turkey believes that the Customs Union has thus far been functioning in a satisfactory manner as far as its technical aspects are concerned. The necessary legislation to ensure the efficient operation of the Customs Union, including legislation to reduce tariffs and other charges on imports of industrial goods from third countries (from approximately 15% in 1995 to 4.5% in 2002), and legislation relating to competition, consumer protection, foreign trade and intellectual property has largely been enacted by Turkey, thus fulfilling its obligations under the Customs Union. While the Government anticipates long-term benefits from the Customs Union through increased opportunities for trade and foreign investment, Turkey has incurred substantial costs in conforming to the Customs Union regulations and a loss of tariff revenues resulting from its entry into the Customs Union.

         With the completion of the Customs Union, the association between Turkey and the EU, as stipulated by the Ankara Agreement, had come to the membership stage. At the EU Summit in Luxembourg in December 1997, Turkey was not included in a list of six countries chosen in 1997 for future accession to EU membership. From 1997-1999, the relations between Turkey and the EU were somewhat strained. However, at a summit meeting in Helsinki, Finland in December, 1999, the EU named Turkey as a candidate for membership in the EU. The EU stated that Turkey is “a candidate state destined to join the Union on the basis of the same criteria as applied to the other candidate states.” The EU also encouraged Turkey to focus on meeting political criteria relating to human rights, peaceful resolution of border disputes and settlement of issues concerning Cyprus. In June 2000, the Assembly passed two laws aimed at strengthening relations with the EU. The first approved a framework agreement governing future loans from the EU to Turkey and the second law established a new Secretariat to aid in the legal harmonization of Turkish legislation with that of the EU and to coordinate Turkey’s accession into the EU.

         The Accession Partnership document for Turkey (the “Accession Partnership”), which was made public on November 8, 2000 by the Commission, was formally approved in late February 2001. The Accession Partnership outlines the strategy for the short and medium-term priorities that Turkey has to fulfill for the adoption of the “acquis” of the accession process. Turkey has prepared a “National Program for Adoption of the EU Acquis” to complement the Accession Partnership. The program was approved by the Council of Ministers on March 19, 2001 and was submitted to the Commission on March 26, 2001. The process by which Turkey will become a member of the EU is referred to as the “Accession Process.”

         Following the adoption of the Accession Partnership, the Commission combined all financial resources available to Turkey in the Accession Process under a single framework. The Commission proposed that, starting in 2000, the Mediterranean Development Assistance Program (“MEDA”) allocate EURO177 million to Turkey annually. Under MEDA II (2000-2006), Turkey’s allocation doubled and grant aid in the amount of EURO889 million is expected to be provided (EURO127 million per year). In

2001, financial transfers to Turkey reached EURO167 million in grants for various projects, including a large program to support economic reform and structural adjustment. In 2002, financial transfers to Turkey are expected to reach approximately EURO126 million.

         In addition, Turkey, as a candidate in the Accession Process, could benefit from the Pre-Accession facility, which has a total budget of EURO8.5 billion and is available to all EU candidates during the period 2000-2003. However, at the current time Turkey is ineligible to receive such funds due to credit ratings.

         On October 13, 2001, a constitutional reform package consisting of 33 amendments was approved by the Parliament. The reform package is intended to assist Turkey in its bid to become a member of the EU. On November 13, 2001, the EU released a progress report for the 13 candidate nations aspiring to join the EU. Such report stated that although significant Constitutional amendments had been adopted by the Assembly in October 2001, Turkey did not currently fulfill the Copenhagen political criteria for beginning accession talks with the European Union. In addition, the report stated that Turkey had not made notable progress towards meeting the Copenhagen economic criteria due to the financial crises Turkey had experienced in November 2000 and February 2001. The report acknowledged that Turkey, in the context of the 2002-2004 Stand-By Arrangement, continued to implement a strong economic program. Moreover, the report made clear that Turkey would be expected to fulfill the same conditions for accession to the EU as other Central and Eastern European countries and would be monitored in the first half of 2002 for its efforts to adopt the EU “acquis” accession process.

         The Regulation of the Council of Ministers on the allocation of EURO450 million to Turkey, constituting a part of the EU’s commitment of EURO750 million EIB credits under the Customs Union, was adopted at the General Affairs Council on December 4, 200. Of the EURO450 million, EURO130 million EIB credits have already been allocated to Turkey. Turkey is also eligible for the EIB Euro-Med II facility (2000-2006) of EURO6.425 billion, which is available to all eligible countries. The Euro-Med II facility is available to all non-member Mediterranean countries and is aimed at encouraging long-term economic growth and political stability. It is estimated that Turkey could benefit from a budget of approximately EURO300-350 million per year under this facility.

         Turkey and the EU have concluded a free trade agreement coverning products of the European Coal and Steel Community (“ECSC”), which came into force in August 1996, liberalizing trade in steel products between Turkey and the ECSC. Customs duties for ECSC products were fully abolished in 1999. A further free trade agreement between Turkey and the EU relating to products of the European Free Trade Association (“EFTA”) has been in force since April 1992.

         Turkey launched the Black Sea Economic Cooperation Zone, a regional trade organization, which brings together 11 countries (Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Turkey and Ukraine) within a framework of economic cooperation. Turkey is also involved in the Black Sea Trade and Development Bank. Turkey is also a founding member of the Economic Cooperation Organization (“ECO”), initially composed of Turkey, Iran and Pakistan. ECO has subsequently been enlarged to include Afghanistan, Azerbaijan, Kirgyzstan, Kazakstan, Tajikistan, Turkmenistan and Uzbekistan. Turkey believes that its participation in such regional organizations complements its application to join the EU and is not intended as a substitute for eventual EU membership.

FOREIGN RELATIONS

         Turkey, as a country located between the Balkans and the Caucasus, has played and continues to play a key role in the peaceful resolution of conflicts in the region, including, in particular, those in Bosnia and Kosovo, and actively participates in the OSCE’s Minsk Group, which is working to settle the Azerbaijan-Armenia dispute. Turkey supported the implementation of the Dayton Peace agreement for Bosnia and was instrumental in the establishment of the Bosnian-Croatian Federation. Turkey has pledged approximately $80 million, including $20 million in grants, for the reconstruction of Bosnia and Herzegovina. Turkey was also involved in a program with the United States to train and equip the Bosnian army. Turkey participated in the Multinational Protection Force deployed in Albania in accordance with a

UN Security Council Resolution of March 1997. Turkey also took part in NATO’s peacekeeping force in Kosovo and accepted several thousand Kosovo refugees during NATO’s military campaign.

         Turkey places great importance on maintaining long-term, comprehensive stability in the Balkans. In this context, the Southeastern European Countries Cooperation Process was initiated in February 1999 among Turkey, Albania, Bosnia and Herzegovina, Bulgaria, Greece, Croatia, Macedonia, Romania and the Federal Republic of Yugoslavia to create a regional platform for issues of common interest in the region. In addition, Turkey is actively participating in the Stability Pact initiated by the EU, which strives to develop a comprehensive framework for dealing with problems in the region. Turkey continues to voice concern from time to time about Turkish minorities in some neighboring countries.

         In an effort to contribute to the creation of a stable and peaceful environment in its region, Turkey has played a leading role in the formation of a Naval Task Force for the Black Sea (BLACKSEAFOR) that was created to respond to emergencies and environmental disasters in the region, as well as a Multinational Peacekeeping Force for Southeastern Europe.

         Turkey seeks good relations with all neighboring countries. Relations with Greece constitute an important aspect of Turkish foreign policy, and Turkey believes that good relations and cooperation with Greece can have a positive impact on the Balkan region. The constructive dialogue that began between Turkey and Greece following a series of earthquakes that struck the region in 1999 has resulted in 12 cooperation agreements. Most recently, on April 6, 2001, Turkey and Greece announced their agreement to concurrently begin the procedures necessary to become parties to the Convention on the Prohibition of the Use, Stockpiling, Production and Transfer of Anti-Personnel Mines and on their Destruction, also known as the Ottawa Convention (under the aegis of NATO). Turkey has also proposed a set of confidence-building measures for the Aegean Sea, which are currently being negotiated by Turkey and Greece under the aegis of NATO.

         There are, however, unresolved issues in Turkey’s relations with Greece, including problems related to the Aegean Sea and the status of Cyprus, which, since a coup d’etat on July 20, 1974, has been divided between Greek and Turkish communities. Turkey and the Turkish Republic of Northern Cyprus side were critical of the EU’s decision in December 1997 to start accession negotiations with the Greek Cypriots. Through separate press statements, Turkey and the Turkish Republic of Northern Cyprus declared their belief that the Greek Cypriot side has no authority to negotiate on behalf of the whole island and that the EU’s decision was in contravention of the 1959-60 Treaties on Cyprus. The Treaties on Cyprus, signed by Turkey, Greece and Great Britain, preclude Cyprus from joining any international organization such as the EU, unless Turkey and Greece are both also members of such international organization. Turkey is currently not a member of the EU.

         On March 31, 1998, Turkey and the Turkish Cypriot government announced the creation of a joint economic zone, which seeks to allow for transfers of technology, increased investment, standardization of customs duties and free circulation of capital, goods and services between the Turkish Republic of Northern Cyprus and Turkey. On April 23, 1998, then President Demirel and the President of the Turkish Republic of Northern Cyprus, Mr. Denktas, issued a joint declaration stating that any negotiation process aimed at finding a solution to the Cyprus issue will succeed only after there is international recognition of the existence of two equal and sovereign parties in Cyprus in the form of a confederation. Turkey continues to support the efforts to negotiate a peaceful and lasting solution to the Cyprus issue, including the efforts of the United Nations Secretary-General. Turkey has stated that it will review and support any constructive effort to find a solution to the Cyprus issue that is consistent with these principles. In November 2001, Mr. Denktas invited the leader of the Greek Cypriots, Mr. Glafcos Clerides, to begin open talks relating to the status of Cyprus. Such talks began in January 2002.

         In addition to fostering economic and political relationships with many countries, both in Europe and the East, Turkey is currently developing political and economic relations with the Balkan, Caucasian and Central Asian countries. Turkey has actively encouraged trade with neighboring countries and has made substantial credit available through the Turkish Export Credit Bank to Bosnia, Georgia, Azerbaijan and the Central Asian republics. One objective of Turkish foreign policy has been to play a stabilizing role in the region.

         Turkey continues to support the independence of the Central Asian republics and facilitate their transition to democracy. As of December 31, 2000, Turkey had allotted, in the aggregate, approximately $1.1 billion in credits to Kazakistan, Uzbekistan, Turkmanistan, Kirgizistan and Azerbaijan (compared to $874.8 million as of December 31, 1999), which credits are aimed at supporting the development of their emerging market economies. Trade volume between Turkey and the Central Asian republics reached approximately $833.4 million in 2001. Approximately 2,500 Turkish companies are currently involved in a wide range of investment projects and services in the Central Asian republics, and the Government encourages Turkish businesses to enter into joint ventures in the region. Investments by Turkish companies in Central Asia reached approximately $3.58 billion in 2000 and construction activity by Turkish companies in the Commonwealth of Independent States (“CIS Republics”) reached $9.6 billion as of September 20, 2002, compared to $7.74 billion in 2000.

         Turkey also enjoys close economic, political and cultural relations with the countries in the Middle East. Since the inception of the Middle East peace process, which the Republic actively supports, Turkey’s relations with Israel have expanded to include economic and military cooperation. In addition to a free trade agreement signed in March 1996, Turkey and Israel signed a military training agreement in February 1996. In addition to Israel, Turkey has multi-dimensional relations with Arab countries. Turkey actively contributes to the search for peace in the Middle East as a facilitator and, upon the request of both Israel and the Palestinian Authority, is currently participating in the Temporary International Presence in Hebron.

         In October 1998, Turkey and Syria entered into the Adana Memorandum, which provides a commitment from Syria to forbid activities of the Kurdish Workers Party (a terrorist organization also known as the PKK) within its borders. Since entering into the Adana Agreement, bilateral relations between Turkey and Syria have improved. Turkey believes the Adana Agreement is a step toward future economic and strategic cooperation between the two countries.

         During and following the Persian Gulf War, Turkey cooperated with the international coalition and complied with the UN sanctions against Iraq. Turkey continues to enforce these sanctions. Implementation of the UN Security Council Resolution 986 of April 14, 1995, permitting Iraq to export a certain amount of oil for the purchase of food, medicine and other humanitarian products, has provided some degree of economic relief for countries which had commercial relations with Iraq, including Turkey. Under this resolution, in December 1996, Iraq was granted the ability to export $2 billion worth of oil during a six-month period. The “oil-for-food” program has been periodically renewed for six-month periods by the UN since 1996. Following the August 17, 1999 earthquake, the UN gave special permission for Iraq to ship $10 million worth of oil through the pipeline in order to provide aid for Turkey. However, such economic relief is inadequate to cover the losses Turkey suffered during the Persian Gulf War. Turkey’s loss resulting from the sanctions against Iraq has been estimated to be approximately $35 billion.

         High level visits between Turkey and the United States during 1999, including a visit to Turkey by former U.S. President William J. Clinton, paved the way for further enhancement of ties between the two countries. As a result of the meetings in 1999, Turkey and the United States have consolidated their “strategic partnership,” which involves close cooperation on a wide range of political and economic issues concerning Europe, the Caucasus, Central Asia and the Middle East. Turkey and the United States have maintained their “strategic partnership” and the two work together to maintain peace, prevent or contain regional conflicts, curb the proliferation of weapons of mass destruction and eradicate terrorism.

         Turkey’s relations with Georgia strengthened in February 2001, when President Sezer and Georgian President Shevardnadze signed three military cooperation agreements. The agreements covered defense cooperation, clearing land mines, and cooperation between the Turkish State Institute of Statistics and its Georgian counterpart.

         Turkish contractors continue to consolidate their position in the Russian construction market by attaining over $8.5 billion of business in 1997. Preliminary reports indicate that the number of Russians visiting Turkey has been increasing each year. Enhanced cooperation in the energy sector in particular is becoming a prominent feature of Turkish-Russian relations.

ECONOMY

BACKGROUND

         The 1980s and the 1990s have seen a transformation of the Turkish economy from a highly protected state-directed system to a market-oriented free enterprise economy. During the 1970s, Turkey concentrated on growth financed by foreign borrowing, which culminated in a period of financial distress and a rescheduling of its external debt in 1978, 1979 and 1980. Reforms initiated since 1980 have, among other things: reduced price controls and subsidies; decreased the role of the public sector in the economy; emphasized growth in the industrial and service sectors; encouraged private investment and savings; liberalized foreign trade; reduced tariffs and promoted export growth; eased capital transfer and exchange controls and encouraged foreign investment; moved towards full convertibility of the Turkish Lira (by accepting the obligations of Article VIII of the IMF Articles of Agreement); and improved the tax system.

         Turkey’s real GNP growth rate averaged approximately 2.67% during the period from 1997 to 2001. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s external debt levels rose in absolute terms from $84.2 billion in 1997 to approximately $115.1 billion in the last quarter of 2001. The relative external debt burden increased from 144.1% of total foreign exchange revenues in 1997 to 202.6% in 2001. See “Debt—External Debt and Debt Management.”

         In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy includes significant amounts of activity in the agricultural sector and in trade with counterparts in the CIS Republics. Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of the Republic. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS Republics. See “Foreign Trade and Balance of Payments—Current Account.”

         Turkey faced economic challenges beginning in August 1998 due to the erosion of investor confidence in emerging markets as a result of the devaluation of the Russian ruble, the default by Russia on its domestic debt and the rescheduling by Russia of its foreign debt. The economic problems in Russia, coupled with the severe economic difficulties experienced by many Asian and Latin American countries since the last quarter of 1997, had repercussions throughout the emerging markets, including the Republic. For example, the Istanbul Stock Exchange declined in value, interest rates on government securities increased and the amount of international reserves decreased during the second half of 1998. See “Foreign Trade and Balance of Payments—International Reserves” and “Financial System—Capital Markets.”

FINANCIAL CRISES

         November 2000

         During late November and early December 2000, Turkish financial markets experienced a period of high volatility. Financial difficulties of one medium-sized bank, which was subsequently taken over by the SDIF, and the sell-off by that bank of large stocks of government paper in the secondary market led primary dealers to suspend the posting of rates on government paper. The suspension triggered massive capital outflows, despite the rise in interest rates to up to 200% per year. At the same time, the Central Bank increased the supply of net domestic assets in an effort to alleviate the effects of excessively high interest rates on the banking system. These events, in the context of weaker international market sentiment for emerging economies, led to the Government’s loss of approximately $6.0 billion of foreign exchange reserves. On November 30, 2000, the Central Bank announced that it would no longer provide liquidity to the market in order to stop the loss of foreign exchange reserves. Overnight interest rates rose very rapidly, however, to over 800%.

         The pressure on financial markets eased with the announcement of Turkey’s request to access the Supplemental Reserve Facility (the “SRF”) of the IMF, and the subsequent positive reaction from the international financial community. On December 21, 2000, the IMF approved a $7.5 billion credit under the SRF and, of this amount, $2.2 billion was disbursed on December 28, 2000. As of December 2000, the total amount of IMF financial support for Turkey from the SRF program and the Stand-By Arrangement was $11.4 billion. In addition, in December 2000, the World Bank’s Board of Executive Directors approved a new Country Assistance Strategy for Turkey that aimed to assist the country in laying the foundation needed to reduce economic vulnerability and included support of up to $5 billion for the period July 2000-June 2003.

         February 2001

         New financial problems arose on February 19, 2001 as a result of a political dispute between Prime Minister Ecevit and President Sezer. On March 19, 2001, the Government approved an outline of a national program of economic, political, and judicial reforms to prepare the country for accession talks with the EU and to provide a financial recovery plan. On April 14, 2001, Mr. Dervis announced a program aimed at restoring confidence in Turkey’s economy. Finally, on May 15, 2001, Turkey, the IMF, and the World Bank reached agreement on an approximately $10 billion package, which was in addition to the $6.5 billion in IMF funds to be disbursed under the old Stand-By Arrangement and the SRF, with $3.8 billion drawn immediately within the scope of the sixth and seventh reviews.

         Following the February 2001 financial crisis, banks under the SDIF were financially and operationally restructured and a politically independent board was appointed to govern the banks. State and SDIF banks were removed from the overnight borrowing market and a new management team was appointed for state banks. The private banking system was strengthened as a result of implementation of various initiatives. Banks taken over by the SDIF are being resolved through mergers and/or sale.

         Turkey expected to receive loans totaling $15.7 billion from the IMF and World Bank for the period May-December 2001. In early July, however, the IMF and World Bank postponed a scheduled board meeting at which approval of two loan tranches worth $3.3 billion was expected. The loans were delayed pending fulfillment of various required actions, including those relating to the banking system. The BRSA seized five insolvent banks (Bayindirbank, EGS Bank, Kentbank, Site Bank, and Tarisbank) and put them into the SDIF. On July 12, 2001, the IMF and World Bank agreed to disburse the $3.3 billion loan tranches. On August 3, 2001, the IMF released a $1.5 billion loan tranche for Turkey.

         Despite the reforms and new loan installment, the Turkish Lira fell to approximately TL1.5 million to $1 on July 18, 2001. As of July 18, 2001, the Turkish Lira had fallen 54% since it began to float freely in February. The decline followed a disappointing auction of Turkish treasury bonds. The Government intended to raise TL300,000 billion ($200 million) to help repay TL1,095,000 billion of debt that was due on July 18, 2001. It managed to sell only TL45,684 billion to private investors, and the interest rate reached nearly 105% on the seven-month bonds, which was the highest rate paid since April 24, 2001. The Central Bank foreign exchange selling rate for U.S. dollars increased to TL1,373,000 the following day, after the resignation of Turkey’s communications minister, Enis Oksuz.

         Turkey was affected by the global economic downturn that began in 2001 and the economic consequences of the September 11, 2001 terrorist attacks in the United States. The full impact of such events on Turkey cannot yet be determined with precision. Although certain key economic indicators in Turkey fluctuated dramatically in the days following the terrorist attacks in the United States, such economic indicators have stabilized and many have returned to pre-September 11, 2001 levels.

GROSS NATIONAL PRODUCT

         In 1997, real GNP grew by 8.3%. In 1998, real GNP grew by 3.9%. Real GNP declined by 6.1% in 1999 due to high interest rates, the uncertainty surrounding general elections that took place and the August 17, 1999 earthquake that struck Turkey.

         Economic activity, which had been declining since the last quarter of 1998, started to recover in 2000. In 2000, Turkey’s real GNP increased by 6.1%, which mainly stemmed from a 9.8% increase in domestic demand. In addition to more stable political and economic outlooks and diminished uncertainties, falling interest rates and sizable real interest payments were the main factors behind the sharp increase in domestic demand.

         After the financial crises of November 2000 and February 2001, GNP declined by 9.4% in 2001. In addition, total domestic demand decreased by 15% and net exports increased by 12.3% in 2001.

         The following table presents the components of real GNP and related figures for the years indicated:

Table No. 2

Gross National Product

	1997	1998	1999	2000	2001(1)

	(in billions of Turkish Lira)
At constant 1998 prices

GNP	51,532	53,518	50,262	53,344	48,810

Foreign balance(2)	1,991	567	1,664	3,175	(925)

Total domestic demand	53,523	54,085	51,926	56,519	47,885

Allocation of Domestic Demand

Fixed investment

Public	3,110	3,359	3,393	4,091	2,955

Private	10,348	9,663	7,845	8,746	6,328

Total fixed investment	13,458	13,022	11,238	12,837	9283

Consumption

Public	5,539	5,923	6,225	6,503	6,114

Private	35,094	35,463	33,657	36,047	33,488

Total consumption	40,633	41,386	39,882	42,550	39,602

GNP (at current prices)	29,393,262	53,518,332	78,282,967	125,596,129	179,480,078

Turkish Lira/U.S dollar (annual average)	151,428	260,039	417,581	623,419	1,220,463

GNP (at current prices, millions of dollars)	194,107	205,809	187,468	201,463	147,059

Population (mid-year, in thousands)	63,809	64,955	66,106	67,461	68,610

Per capita GNP (at current prices, in dollars)	3,042	3,168	2,836	2,986	2,143

(1)	Estimate.

(2)	The difference between the revenues earned abroad by Turkish citizens (or payments of foreigners living in Turkey) and the external payments of Turkish citizens (or revenue transfers of foreigners living in Turkey to their countries).

Source: SPO.

GROSS DOMESTIC PRODUCT

         There has been a significant change in the structure of economic activity in Turkey since the 1980s. The share of the industrial sector in GDP rose in the 1980s and has remained relatively stable in the 1990s. The share of the agricultural sector in GDP fell throughout the 1980s but has been relatively stable in the 1990s. The share of the services sector has continued to increase in the 1980s and 1990s. In 2001, the industrial sector, which includes mining, manufacturing and energy, accounted for 25.3% of GDP, compared with 23.3% in 2000. In 2001, the agricultural sector’s share of GDP was 12.9%, compared with 14.1% in 2000, and the services sector was 61.8% of GDP in 2001, compared with 62.6% in 2000. GDP decreased by 7.4% in 2001, compared with an increase of 7.2% in 2000.

         The following table presents changes in the composition of GDP at current prices for the periods indicated:

Table No. 3

Composition of GDP by Sector
(at current prices)

	1997	1998	1999	2000	2001

	(percentage of total)
Agriculture	14.5	17.5	15.3	14.1	12.9

Industry	25.3	22.9	23.2	23.3	25.3

Mining	1.2	1.1	1.1	1.1	1.2

Manufacturing	21.6	19.4	19.2	19.2	20.2

Energy	2.6	2.4	2.9	3.0	3.9

Services	60.2	59.6	61.5	62.6	61.8

Construction	6.0	6.0	5.6	5.2	5.1

Trade	20.8	19.9	19.1	20.0	20.9

Transportation and communications	13.9	13.6	14.0	14.2	15.7

Government	8.9	9.4	11.3	10.1	10.4

Other	10.5	10.7	11.4	13.1	9.8

GDP Total	100.0	100.0	100.0	100.0	100.0

Source: SIS.

         The following table presents real growth in output for GDP for the periods indicated:

Table No. 4

GDP Growth by Sector
(at 1987 prices)

	1997	1998	1999	2000	2001

	(by percentage)
Agriculture	(2.3)	8.4	(5.0)	3.9	(6.1)

Industry	10.4	2.0	(5.0)	6.0	(7.5)

Mining	4.7	9.3	(7.3)	(1.1)	(9.6)

Manufacturing	11.4	1.2	(5.7)	6.4	(8.1)

Energy	5.0	5.3	1.3	6.5	(2.1)

Services	8.6	2.4	(4.5)	8.9	(7.6)

Construction	5.0	(0.7)	(12.5)	4.4	(5.9)

Trade	11.7	1.4	(6.3)	12.0	(9.4)

Transportation and communications	7.6	4.9	(2.4)	5.5	(4.9)

Government	3.9	6.9	6.5	0.9	(9.9)

Other	9.1	1.4	(2.2)	11.2	(10.9)

GDP Total	7.5	3.1	(4.7)	7.2	(7.4)

Source: SIS.

INDUSTRY

         Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs due to the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production in 1997. In 1997, industrial production accounted for 25.3% of GDP and approximately 19.2% of total civilian employment.

         In 1998, the implementation of a tight fiscal policy in order to control inflation led to a slowdown in economic activity. In addition, following the Russian economic crisis, real interest rates increased sharply in response to the outflow of capital. The resulting increase in the cost of financing new investment contributed to the decrease in private investment and consumption. The annual average industrial growth in 1997 was 10.4%, as compared to 2.0% in 1998. In 1998, industrial production accounted for 22.9% of GDP and approximately 16.8% of total civilian employment.

         In 1999, the industrial sector value added decreased by 5.0%, mainly stemming from the 5.7% fall in private sector industrial production. The earthquake that struck the northwestern part of Turkey in August 1999 adversely affected the industrial sector. In 1999, the industrial sector value added accounted for 23.2% of GDP and 17.2% of total civilian employment.

         In 2000, the industrial sector value added increased by 6.0% which stemmed primarily from the 10.5% increase in private sector industrial production. In 2000, the industrial sector accounted for 23.3% of GDP and 18.2% of total civilian employment.

         In 2001, the industrial sector value added decreased by 7.5% which stemmed primarily from the contraction in domestic demand and the decrease in imports. As a result, private sector industrial production declined by 10.7% in 2001. The industrial sector accounted for 25.3% of GDP and 18.3% of total civilian employment in 2001.

         Manufacturing and Mining. Turkey’s manufacturing sector is dominated by small and medium-sized firms, typically family-owned, though there are also a number of large conglomerates. Areas of specialization include textiles and ready-to-wear apparel, ceramics and glass, iron and steel, chemicals and light consumer goods. Lignite production is the predominant mining activity in Turkey.

         Value added in the mining and manufacturing industries decreased by 9.6% and 8.1%, respectively, in 2001, compared to a decrease of 1.1% in the mining industry and an increase of 6.4% in the manufacturing industry in 2000.

         The following table presents industrial output for selected products for the periods indicated:

Table No. 5

Industrial Output

	Annual					Percentage Change

	1997	1998	1999	2000	2001	1998/97	1999/98	2000/99	2001/00

	(in thousands of metric tons unless otherwise indicated)					(percentage)
Mining

Hard Coal(1)	2,412	3,335	2,738	3,330	3,639	38.3	-17.9	21.6	9.3

Lignite(1)	52,047	65,084	64,897	59,686	56,542	25.0	-0.3	-8.0	-5.3

Crude Oil	3,428	3,224	2,939	2,748	2,551	-5.9	-8.9	-6.5	-7.2

Manufacturing

Cotton Yarn(2) (tons)	20,073	10,529	125,877	144,847	—	(47.5)	1,095.5	15.1	—

Wool Yarn(2) (tons)	2,593	811	7,668	7,881	—	(68.7)	845.5	2.8	—

Filtered Cigarette (tons)	72,417	121,719	119,291	122,929	126,082	68.1	-2.0	3.0	2.6

Raki and Beer (milliliters)	796	769	748	759	764	-3.3	-2.7	1.4	0.7

Newsprint	60	10	68	128	88	-83.1	574.6	87.0	-31.0

Craft Paper	59	54	37	41	43	-8.7	-31.9	13.0	3.4

Sulfuric Acid	788	1,007	832	659	576	27.9	-17.4	-20.8	12.6

Polyethylene (tons)	292,587	223,444	216,537	224,592	206,526	-23.6	-3.1	3.7	-8.0

PVC+PCC Comp. (tons)	189,239	199,645	191,327	176,631	147,174	5.5	-4.2	-7.7	-16.7

LPG	799	839	772	712	732	5.1	-8.0	-7.8	2.8

Naphtha	1,639	1,979	1,963	1,910	2,056	20.7	-0.8	-2.7	7.6

Gasoline	3,940	3,713	3,412	2,758	3,027	-5.8	-8.1	-19.2	9.7

Gas Oil	7,406	8,024	7,932	6,919	7,579	8.3	-1.2	-12.8	9.5

Fuel-Oil	7,185	6,708	6,584	6,532	7,250	-6.6	-1.9	-0.8	11.0

Bottles and Glass Articles	740	1,168	1,066	1,142	1,141	57.8	-8.7	7.1	-0.1

Crude Iron	5,567	5,087	5,181	5,333	5,289	-8.6	1.8	2.9	-0.8

Steel Ingot	13,644	13,166	13,816	13,596	14,382	-3.5	4.9	-1.6	5.8

Blistered Copper (tons)	32,491	52,899	43,408	29,951	24,792	62.8	-17.9	-31.0	-17.2

Alumina (tons)	164,333	157,082	159,122	161,228	145,993	-4.4	1.3	1.3	-9.4

Cement	36,035	36,590	34,216	36,237	30,125	1.5	-6.5	5.9	-16.9

Tractor (no.)	48,681	54,332	24,864	35,908	15,054	11.6	-54.2	44.4	-58.1

Automobile (no.)	236,419	221,218	222,119	305,603	226,795	-6.4	0.4	37.6	-25.8

Truck (no.)	43,618	30,900	13,086	28,327	7,056	-29.2	-57.7	116.5	-75.1

Bus and Minibus (no.)	25,072	35,562	31,545	46,841	12,446	41.8	-11.3	48.5	-73.4

Energy

Electrical Energy (Mil. Kwh)	103,150	110,990	116,441	124,922	123,001	7.6	4.9	7.3	-1.5

Value Added in Industry (at 1987 Prices)	32,835	33,494	31,814	33,738	31,194	2.0	-5.0	6.0	-7.5

(1)	Pithead production.

(2)	Annualized figures includes public sector.

Sources: SIS, SPO.

         Energy

         Geographically, Turkey is in close proximity to 70% of the world’s energy resources. In 2001, Turkey imported 65% of its total energy requirements. In 2001, petroleum imports constituted 39.6% of total energy consumption. In addition, Turkey imported 6,616 million metric tons oil equivalent of coal and 14,895 million metric tons oil equivalent of natural gas in 2001.

         In 1989, approximately 64% of Turkey’s crude oil imports came from Iraq. Subsequent to the UN’s embargo on Iraq, Turkey met its oil import needs from other sources, principally Saudi Arabia and Iran, although the cost (including transportation costs) of such imports increased substantially. Since 1995, Iraq has been permitted to sell a limited amount of oil in exchange for food, medicine and other humanitarian products. In 2001, only 2.4% of Turkey’s total crude oil imports originated from Iraq, compared to 18.9% in 2000 and 20.8% in 1999.

         The following table presents Turkey’s oil imports by sources for the years indicated:

Table No. 6

Oil Imports

	1997	1998	1999	2000	2001

	(in millions of metric tons)
Iran	4,155	4,471	4,754	3,793	4,894

Libya	3,509	3,276	3,644	3,594	4,414

Saudi Arabia	5,476	5,441	3,630	3,726	3,525

Syria	2,816	2,207	2,137	2,218	2,432

Algeria	1,188	1,019	682	—	80

Egypt	2,058	2,280	99	—	—

Iraq	3,613	3,108	4,775	4,087	563

Kazakstan	—	992	723	273	43

Russian Federation	521	863	2,493	2,224	4,582

Mexico	—	77	—	—	—

Tunisia	—	—	44	—	71

Others	—	—	—	1,756	2,639

Total Crude Oil Imports	23,337	23,735	22,984	21,671	23,243

Petroleum Products Imports	4,603	5,023	5,585	8,622	5,792

Source: Ministry of Energy and Natural Resources.

         GAP Project

         Energy development and power generation have been priority areas for public investment. In particular, Turkey is developing hydroelectric sources and embarked on a power and irrigation project (known as “GAP”) in Southeastern Anatolia in the early 1980s. The project region covers an area of 27,340 square miles, which corresponds to approximately 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of the GAP project, which is scheduled for 2010, approximately 1.7 million hectares (4.22 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW. The total cost of GAP is expected to be $32 billion (excluding expropriation and overhead costs). The installed capacity of GAP hydropower plants in operation as of December 31, 2001 was 5,463 MW (73% of the total generating capacity of the GAP project). In addition, as of December 31, 2001, 13% of the total irrigation was completed, 10% was under construction and 77% was at final design level.

         Natural Gas

         Turkey is utilizing natural gas to an increasing extent, both from its own reserves and from abroad. In 2001, primary natural gas supply amounted to 16.37 bcm or approximately 19% of the total energy supply. In addition, two power plants, Hamitabat and Ambarli in Thrace, have been producing electricity from natural gas since 1987 and 1988, respectively. The use of natural gas by the industrial sector began in 1989 and natural gas was first supplied to Ankara for residential and commercial purposes in 1988. At present, natural gas is used in Istanbul, Ankara, Bursa, Izmit and Eskisehir.

         Under agreements signed in 1986 and 1998, Turkey (through TURUSGAZ, a joint venture created by BOTAS, GAZPROM and GAMA) agreed to purchase 14 bcm of natural gas from the former Soviet Union. Moreover, an agreement was signed with the Russian Federation in 1997 to import an additional 16 bcm of natural gas through a pipeline beneath the Black Sea. In addition, Turkey and Russia have signed an agreement for the transportation of Russian natural gas to Turkey via an underwater pipeline in the Black Sea, known as the Blue Stream project. The Blue Stream project is expected to consist of three sections: (i) a 370 km pipeline system in the Russian Federation, (ii) two parallel lines of 382 km and 390 km each to run beneath the Black Sea, and (iii) a 501 km pipeline in Turkey. In addition, Turkey and the Russian Federation signed an “Action Plan for Cooperation between Turkey and the Russian Federation in Eurasia” on November 16, 2001.

         In order to diversify the natural gas supply sources and increase the supply security of Turkey, Turkey and Algeria entered into a 20-year term LNG Purchase Agreement in 1988. The volume of LNG imports from Algeria increased from two bcm to four bcm in 1995. In addition, BOTAS and Nigeria signed an LNG Sale and Purchase Agreement in 1995 for 1.2 bcm natural gas equivalent of LNG. In 2001, 10.93 bcm of natural gas was imported from the Russian Federation while 3.99 bcm and 1.34 bcm of natural gas equivalents of LNG was imported from Algeria and Nigeria, respectively. Turkey has also entered agreements with Turkmenistan and Azerbaijan for the purchase of natural gas. Turkey and Egypt entered into a Natural Gas Sales and Purchase Agreement pursuant to which natural gas is imported from Egypt via a pipeline through the Mediterranean Sea. Turkey began importing natural gas from Iran in late 2001 with a volume of 0.115 bcm under a 25-year multi-billion dollar agreement signed in 1996. Planning studies show that natural gas demand in Turkey will be 57.7 bcm in 2010 and 87.9 bcm in 2020.

         The Natural Gas Market Law (Law No. 4646), which went into effect May 2, 2001, is intended to attract foreign capital to the natural gas sector. Pursuant to the Natural Gas Market Law, the BOTAS monopoly structure (which owns pipeline infrastructure for oil and natural gas transmission, LNG terminals, and natural gas distribution facilities) will be eliminated, supply, transmission and distribution activities in the natural gas market will be organized and current legislation and applications will be harmonized with EU regulations. The Energy Market Regulatory Authority was established to implement the goals of the Natural Gas Market Law and to regulate the natural gas market.

         Baku-Tblisi-Ceyhan Crude Oil Pipeline and Other Pipelines

         Negotiations to construct the Baku-Tblisi-Ceyhan pipeline (the “BTC Pipeline”) were finalized in October 2000 in Ankara with the signing of Host Governmental Agreements and other commercial agreements. The BTC Pipeline will be a 1,730 kilometer pipeline for transferring petroleum resources from Baku, the capital of Azerbaijan, in the oil-rich Caspian region, to Ceyhan, Turkey, on the Mediterranean coast, via Tblisi, Georgia. The BTC Pipeline is expected to be operational by 2005. The BTC Pipeline is expected to provide a secure alternative route for petroleum transportation. The current route utilizes existing pipelines through the Russian Federation (across the Caucasus region) to Novorosisk, Russia, on the Black Sea coast, where it is transferred through the Bosphorus and the Dardanelles.

         The “Turkish Caspian-Mediterranean Crude Oil Pipeline Project,” a cost-effective, environmentally safe project, was developed as the main export route for the transfer of Kazakh and Azeri oil through Turkey to world markets. The legal framework for the project is completed. Engineering work has begun under the sponsorship of eight international oil companies. Under the current schedule, construction of the pipeline should begin in 2002 and should be complete in 2004. Turkey hopes that the pipeline project will contribute to the political independence and economic development of the Caucasus and the Central Asian republics.

         In addition, Turkey is in negotiations relating to the Baku-Tbilisi-Erzurum Natural Gas Pipeline which is intended to carry gas from Azerbaijian to Turkey through Georgia. The legal framework for the project has been completed.

         The transportation of Caspian oil and natural gas resources through multiple pipelines will enable the European countries both to diversify and secure their energy supplies. The interconnection of the natural gas pipeline networks of Turkey and Greece within the southern European gas ring project may constitute an essential component in Europe’s energy diversification in the future.

         Electricity

         The electricity sector in Turkey was dominated by two state-owned companies, the Turkish Electricity Generation and Transmission Company (TEAS) and the Turkish Electricity Distribution

Company (TEDAS). The Electricity Markets Law, which was enacted on February 20, 2000 and became effective on March 3, 2001, is intended to unbundle the activities of the electricity market, to enable liberalization of the electricity market and to provide for fair and transparent market regulation. In accordance with the Electricity Markets Law, TEAS was subdivided into three separate companies, which cover electricity generation (Electricity Generation Corp. (EÜAS)), electricity trading (Turkish Electricity Trading and Contracting Corp. (TETTAS)) and electricity transmission (Turkish Electricity Transmission Corp. (TEIAS)). The Electricity Markets Law is implemented by the Electricity Market Regulation Authority (the “EMRA”).

         Under the new system, EÜAS will be responsible for operating most of the generation plants (thermal, hydraulic and geothermic). In 2001, the installed capacity of EÜAS, along with its affiliates, comprised approximately 75% of the total installed capacity in Turkey. EÜAS and its affiliates generated approximately 70.4% of the energy generated in Turkey in 2001. TEIAS operates high voltage transmission systems in Turkey and is a monopoly in the sector. TETAS purchases energy that is generated by EÜAS and other private sector plants, as well as some imported energy, and sells such energy to electricity distribution companies and also exports it.

         Turkey consumed 127.3 billion kilowatt-hours (kWh) of electricity in 2001, and an annual increase of 8.2% in demand for power is expected over the next 19 years. In order to provide cost effective, high quality and reliable energy the Government intends to establish new power plants to add approximately 3,500-4,500 MW production capacity annually as well as additional transmission and distribution systems. Several models such as the Build-Operate-Transfer (the “BOT Model”), the Build-Own-Operate (the “BOO Model”), the Transfer of Operating Rights (the “TOOR Model”) and the autoproduction model have been developed to provide effective means to attract foreign and domestic investment to develop energy generation companies.

         The BOT Model is a project development and financing model whereby private sector sponsors make equity investments in a private entity (the “Project Company”) to which the Government also contributes and which is established solely for the purpose of implementing a particular project. The Project Company builds the project, operates it for a period of time sufficient to generate the envisaged return and then transfers it to the Government. A standard BOT contract has a term of up to 99 years, after which ownership of all assets is transferred to the Government at no cost. The application of the BOT Model to energy production is based on Law No. 3096, which was enacted in 1984, and various amendments thereto. This law administers the assignment of the production, transmission, distribution and marketing of electricity to private entities other than the Turkish Electricity Company (TEAS) and the Turkish Electricity Distribution Company (TEDAS). Under this law, companies are allowed to generate, transmit and distribute electricity nationwide and sell electricity to TEDAS and TEAS. By the end of 2001, 18 BOT projects for power plants (12 hydroelectric, four natural gas, and two wind) had been commissioned. The installed capacity of the 18 power plants is approximately 1,985 MW.

         The BOO Model was also developed for energy production projects. The BOO Model allows private investors to finance, build and operate power plants without the required transfer to the Government. However, the power plants that are built under the BOO Model must sell energy to the Government for a maximum period of 20 years. As of the end of 2001, five BOO agreements (four natural gas and one imported coal) were approved for 5,830 MW capacity.

         The TOOR Model, which indirectly privatizes existing power plants, permits private companies to operate existing power plants by acquiring their operational rights. The TOOR Model is intended to increase the efficiency of transferred power plants and rehabilitate such plants without TEAS bearing the capital cost. In order to implement the transfer of operating rights of distribution facilities, Turkey is divided into 29 regions based on energy consumption and levels of industrialization. In four of the regions, the transfer of distribution facilities has already taken place. Feasibility reports were collected from private investors regarding the transfer of the distribution facilities in the remaining 25 regions. Transfer of the facilities was cancelled in five of the regions. In five of the remaining 20 regions, studies for the transfer of operating rights are ongoing. Transfer committees have been established for four other regions. Energy sales agreements have yet to be signed for two regions. Transfer of a 620 MW thermal power station

(Cayirhan) and 30.1 MW of hydro capacity (Hazar 1 & 11) has been completed. Nine other contracts (six signed, three initiated) exist for the transfer of power plants with an aggregate capacity of 4.9 GW.

         The autoproduction model, which is aimed at enabling the private sector (including industrial plants, residential complexes of more than 5,000 dwellings, hotels, industrial zones, universities and municipal institutions) to generate their own electricity and sell excess electricity to TEAS and TEDAS, is also under development. At present, 152 autoproduction plants generate an annual power output of 17.9 billion kWh with an installed capacity of 3,374 MW. Agreements had already been finalized for 60 autoproducer applications with a total capacity of 2,043 MW. In addition, 350 applications with a total capacity of approximately 10,000 MW are under evaluation.

         Turkey has already established interconnections to import and export electricity with Azerbaijan (Nahcievan), Armenia, Iraq, Syria, Iran, Bulgaria, and Georgia through existing interconnections. Turkey expects to begin importing electricity from Turkmenistan in 2003. To utilize the interconnections efficiently, Turkey participates in various regional and inter-regional interconnection programs including the following: the East-West European Interconnection, the Southeast European Countries Interconnection, the Mediterranean Interconnection, the Six Countries Interconnection (between Turkey, Syria, Lebanon, Jordan, Iraq and Egypt, formerly known as the Five Countries Interconnection (excluding Lebanon)), the Black Sea Countries Interconnection, the Caucasus Countries Interconnection, and the East-West corridor (including high voltage lines to connect the Republic of Macedonia with Albania and Bulgaria).

         On August 11, 1999, a declaration of common intent was announced for the construction of a 400 kV interconnection line between Turkey and Greece. Project studies among Turkey, Bulgaria, Yugoslavia and Greece determined that the combination of the Turkish Power System with the West and Central European Systems (UCTE and CENTREL) over the Balkan countries was feasible and beneficial. As a result, routing studies of the Turkey-Greece Interconnection line were commenced and border-crossing points were established. TEIAS (Turkish Electricity Transmission Corp.) and the Public Power Corporation of Greece entered into a Memorandum of Understanding on March 28, 2002. According to the Memorandum, the construction of the Turkey-Greece interconnection line should be completed by 2006.

         In addition, pursuant to a Long Term Contract dated May 5, 1999 with the Bulgarian National Electricity Company, Turkey will purchase four billion kWh per year electrical energy from Bulgaria during the period 2001-2008. In return for its purchase of electrical energy, Turkish companies will be permitted to participate in infrastructure projects in Bulgaria. As provided in the Long Term Contract, Turkey and Bulgaria have recently completed the construction of a 400 kV interconnection line, which will be operational at the end of 2002.

         The Six Countries Interconnection Project also continues to move forward. The Turkish-Syrian part of the project is planned to be completed in the third quarter of 2002, and the entire project is expected to be completed by the end of 2002. The interconnections between Egypt-Jordan and Jordan-Syria became operational in 1998 and 2001, respectively.

         The following table presents Turkey’s energy supply (by resource) for the years indicated:

Table No. 7

Energy Supply

	1997		1998		1999		2000		2001

		%		%		%		%		%
	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total

Domestic Production

Petroleum	3.6	4.8	3.4	4.5	3.1	3.9	2.9	3.5	2.7	3.4

Coal	13.1	17.5	14.0	18.5	13.3	16.9	13.3	16.2	14.0	18.0

Hydroelectric	3.4	4.6	3.6	4.7	3.0	3.8	2.6	3.2	2.1	2.6

Natural gas	0.2	0.3	0.5	0.7	0.7	0.9	0.6	0.7	0.3	0.4

Other	8.9	11.9	8.9	11.7	8.7	11.2	8.4	10.3	8.3	10.7

Total	29.2	39.1	30.4	40.1	28.8	36.7	27.9	33.9	27.4	35.1

Imports

Petroleum	29.4	39.3	30.3	40.0	33.3	42.4	32.0	38.9	30.7	39.3

Coal	8.9	12.0	8.7	11.5	7.8	9.9	10.5	12.8	6.6	8.4

Electricity	0.2	0.3	0.3	0.4	0.2	0.3	0.3	0.4	0.4	0.5

Natural gas	9.0	12.0	9.3	12.2	11.2	14.3	13.1	15.9	14.9	19.1

Total	47.5	63.6	48.6	64.1	52.5	66.9	55.9	68.0	52.6	67.3

Exports

Petroleum(2)	2.2	3.0	3.0	4.0	3.3	4.2	2.0	2.4	3.2	4.1

Electricity	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	2.2	3.0	3.0	4.0	3.3	4.2	2.0	2.4	3.2	4.1

Stock changes	0.4	0.5	-0.1	-0.1	0.5	0.6	0.3	0.4	1.1	1.4

Statistical error	-0.2	-0.2	-0.1	-0.1	0.0	0.0	0.1	0.1	0.2	0.3

Total Supply	74.7	100.0	75.8	100.0	78.5	100.0	82.2	100.0	78.1	100.0

(1)	Million metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kwh.

(2)	Includes marine bunkers.

Source: Ministry of Energy and Natural Resources.

AGRICULTURE

         Although the relative role of agriculture in Turkey’s economy has declined over the last decade, it remains an important sector. Moreover, agriculture plays an important role in supplying products to, and creating demand for, products of other sectors. Turkey’s principal agricultural products include wheat, sugar beet, barley, tobacco, grapes, figs, citrus fruits, olives and hazelnuts.

         Agriculture is one of the sectors that is targeted for structural reform under the Stand-By Arrangement, the 2002-2004 Stand-By Arrangement and World Bank programs. Agricultural sector changes in 1999 significantly affected pricing policy, support purchases and subsidies. Wheat prices were set closer to market rates and, by year-end 2002, it is expected that wheat prices will be set at market prices (in conjunction with the start of the direct income support system), while tobacco and sugar beet price support purchases declined from 1998. The Tobacco Law, which was enacted on January 3, 2002, is intended to foster competition in the tobacco market. See “Recent Developments — General” above. The Sugar Law, which was enacted on May 19, 2001, is intended to stabilize the sugar market by facilitating the privatization of sugar factories, establishing an independent regulatory body to manage the sugar industry and liberalizing pricing policies by factories and producers. The Government plans to reduce the price it pays for tobacco to market rates and to privatize the tobacco industry. The state sugar company is currently preparing to become part of the EU’s regulatory regime.

         The changes set forth above stem from the Agricultural Reform Implementation Project (the “Agricultural Project”), a $600 million World Bank program that began in 2001. The Agricultural Project has four components: direct income support to farmers rather than price supports; some degree of choice among farmers as to the crops they will grow; an end to government transfers to agricultural cooperatives and unions; and a public information campaign.

         In 2001, agricultural value added decreased by 6.1%, compared to a 3.9% increase in 2000. Agriculture accounted for approximately 12.9% of GDP and 35.4% of civilian employment in 2001.

         Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient in foodstuffs. Moreover, there have been significant improvements in the quality and productivity of its crops. These crops, such as barley, wheat, maize and soya, have become more readily marketable abroad and are relatively easy to store.

         Upon completion of the GAP Project scheduled for 2010, a total of approximately 1.7 million hectares (4.22 million acres) of land are expected to be irrigated. See “Economy-Industry-Energy.”

Table No. 8

Agricultural Output

	Annual					Percentage Change

	1997	1998	1999	2000	2001(1)	1998/97	1999/98	2000/99	2001/00(1)

	(in thousands of metric tons)					(percentage)
Cereals

Wheat	18,650	21,000	18,000	21,000	19,000	12.6	-14.3	16.7	-9.5

Barley	8,200	9,000	7,700	8,000	7,500	9.8	-14.4	3.9	-6.3

Maize	2,080	2,320	2,297	2,300	2,200	11.5	-1.0	0.1	-4.3

Pulses

Lentils	515	540	380	353	520	4.9	-29.6	-7.1	47.3

Chick Peas	720	625	560	548	590	-13.2	-10.4	-2.1	7.7

Dry Beans	235	236	237	230	240	0.4	0.4	-3.0	4.3

Industrial Crops

Sugar Beet	18,553	22,283	16,854	18,621	12,575	20.1	-24.4	11.7	-33.2

Cotton	810	876	886	904	939	8.2	1.1	-2.0	3.9

Tobacco	286	251	251	200	161	-12.5	0.3	-20.4	-19.5

Oil Seeds

Cotton	1,295	1,400	1,415	1,357	1,409	8.1	1.1	-2.4	3.8

Sunflower	900	860	950	800	700	-4.4	10.5	-15.8	-12.5

Groundnut	82	90	95	78	72	9.8	5.6	-17.9	-7.7

Tuber Crops

Potatoes	5,100	5,250	6,000	5,370	5,200	2.9	14.3	-10.5	-3.2

Dried Onions	2,100	2,270	2,500	2,200	2,250	8.1	10.1	-12.0	2.3

Fruit Bearing Vegetables

Watermelons and Melons	5,550	5,815	5,725	5,805	5,750	4.6	-1.5	1.4	-0.9

Tomatoes	6,600	8,290	8,956	8,890	8,500	25.6	8.0	-0.7	-4.4

Fruits and Nuts

Grapes and Figs	3,943	3,855	3,675	3,840	3,740	-2.2	-4.7	4.5	-2.6

Citrus Fruits	1,433	1,944	2,263	2,222	2,272	35.6	16.5	-1.8	2.2

Hazelnuts	410	580	530	470	625	41.5	-8.6	-11.3	33.0

Apples	2,550	2,450	2,500	2,400	2,450	-3.9	2.0	-4.0	2.1

Olives	510	1,650	600	1,800	600	223.5	-63.6	200.0	-66.7

Tea	752	979	1,096	758	872	30.1	12.0	-30.8	15.0

Value Added in Agriculture (at 1987 prices, billion TL)	14,927	16,176	15,369	15,962	14,994	8.4	-5.0	3.9	-6.1

(1)	Estimated.

Source: SIS.

SERVICES

         The services sector, which accounted for approximately 61.8% of GDP in 2001 (compared to 62.6% in 2000) and 46.2% of total civilian employment (compared to 47.3% in 2000), is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2001, value added in the services sector decreased by 7.6%, compared to an 8.9% increase in 2000. The decline in the services sector was attributable to decreases in the trade, construction and transportation sectors.

         Trade

         From 1995 to 1997, the domestic trade sector grew significantly, primarily as a result of the expansion of domestic demand. In 1997, the wholesale and retail trade sector registered growth of 11.7%. In 1998, as a result of tight fiscal and income policies pursued by the Government and the effects of the Russian and Asian crises on the global economy, domestic demand and output contracted significantly. This, in turn, contributed to the decline in wholesale and retail trade, which grew by only 1.4% in 1998. As the contraction in domestic demand and output continued in 1999, the value added in trade declined by 6.3% in 1999.

         As a result of the sharp decline in domestic demand, wholesale and retail trade value added decreased by 9.4% in 2001, compared to an increase of 12.0% in 2000. Wholesale and retail trade accounted for 20.9% of GDP in 2001, compared to 20.0% in 2000.

         Tourism

         Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.

         While tourism revenues in 1999 decreased by 27.5% and reached $5.2 billion, tourism revenues in 2000 increased by 46.8% and reached $7.6 billion. This represented approximately 3.8% of GDP in 2000. OECD countries, Turkey’s principal source of visitors, accounted for 61.7% of total tourist arrivals in 2000.

         In 2001, tourism revenues increased by $0.5 billion and reached $8.1 billion, a 5.9% increase. In 2001, the number of foreign visitors to Turkey increased approximately 11.4% compared to 2000. Total tourist arrivals from OECD countries amounted to 7.5 million in 2001.

         The following table presents overall tourist arrivals, receipts and the percentage increase in receipts for the years indicated:

Table No. 9

Tourism

			% Increase in
Year	Total Arrivals	Total Receipts	Total Receipts

	(in thousands)	(in millions of dollars)
1997	9,713	7,002	23.9

1998	9,431	7,177	2.5

1999	7,487	5,203	(27.5)

2000	10,428	7,636	46.8

2001(1)	11,620	8,090	5.9

(1)	Provisional.

Sources: SIS, CBT.

         Transport and Communications

         Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1997 this sector has received, on average, approximately 34% of total public sector investment. Including private sector investments in transport, approximately 25% of gross fixed capital formation has been allocated to transportation and communication since 1997.

         Major projects have included the construction of motorways, the modernization of the Turkish Airlines fleet, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to a higher load/axle basis in intensive traffic areas. Modernization of the telecommunications system has extended telephone service throughout the country.

         The most significant project in the transport and communications sector is the 580-mile Turkish section of the Trans-European highway, part of which is an express highway between Istanbul and Ankara. Construction of the highway, part of which was damaged by the 1999 earthquake, is expected to be completed in 2004. The highway seeks to exploit Turkey’s strategic location for trade between Europe and the Middle East.

         Value added in transportation and communications declined by 4.9% in 2001, compared to a 5.5% increase in 2000. Transportation and communications accounted for 15.7% of GDP in 2001, compared to 14.2% in 2000.

         Construction

         The importance of the construction sector is underscored by the role of housing, particularly the activities of the Mass Housing Fund and the former Public Participation Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements.

         In 1998, the tight fiscal and income policies pursued by the Government and the resulting contraction in demand and output also affected the construction sector. The growth rate in the construction sector declined by 0.7% in 1998 as compared to a growth rate of 5.0% in 1997. The construction sector’s growth rate further declined by 12.5% in 1999 as a result of a slowdown in economic activity resulting from the earthquakes in 1999. Value added in the construction sector grew by 4.4% in 2000, mainly due to an increase in construction activity following the 1999 earthquakes. In 2001, however, the value added in the construction sector decreased by 5.9% as a result of the economic crises. In 2001, construction accounted for 5.1% of GDP, compared to 5.2% in 2000.

EMPLOYMENT AND WAGES

         The total civilian labor force in Turkey was 22.0 million people as of the last quarter of 2001. Turkey has a large reservoir of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly those that are labor-intensive. During the period from 1994 to 2001, the total civilian labor force increased at an average annual rate of approximately 1.3%. The Employment and Training Project, implemented in 1993, which trains the unemployed and provides them employment guarantees through the Labor Placement Office, trained 84,957 people by the end of 2000.

         Total civilian employment was 19.7 million in the last quarter of 2001, of whom approximately 32.6% were employed in agriculture, 19.5% in industry and 48.0% in services. This represented a decrease in empoyment of 2.2% from the last quarter of 2000, principally due to the contraction in the economy. In 2001, the labor force participation rate decreased to 48.7% from 49.2% in 2000.

         In 1998, Law No. 4325 was enacted to encourage the private sector to create new employment opportunities in less developed regions of Turkey. The law includes provisions that allow for certain benefits to employers who create employment opportunities in such less developed regions, such as the payment of the employer’s share of an employee’s social security premiums by the Treasury and reductions and deferrals of income taxes for employers and employees.

         In 2001, there were approximately 580,000 public sector workers and 1,995,000 million civil servants, compared to approximately 660,000 public sector workers and 1,996,000 million civil servants in 2000. At the end of 2001, the rate of unemployment was 8.5%, compared to a 6.6% rate of unemployment in 2000.

         The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:

Table No. 10

Employment

				Fourth	Fourth
	October	October	October	Quarter	Quarter
	1997	1998	1999	2000	2001

	(in thousands)
Civilian labor force	21,796	22,929	22,925	21,547	22,077

Civilian employment
Agriculture	7,789	8,777	8,595	6,628	6,432

Industry	3,888	3,614	3,664	3,811	3,843

Services	8,568	9,000	8,976	9,743	9,466

	20,247	21,393	21,236	20,182	19,742

Unemployed	1,549	1,536	1,689	1,366	2,335

Unemployment rate (%)	7.1	6.7	7.4	6.3	10.6

Source: SIS, results of Labor Force Survey.

         The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector is defined to include state-owned enterprises, but not the civil service, which includes teachers and government employees. The number of employees covered by collective bargaining agreements decreased to approximately 1.0 million in 1999 from 1.3 million in 1997 (collective bargaining agreements are renewed every two years). One of the main reasons for this decline was the decrease in the number of public sector workers covered by collective bargaining agreements to 508,000 in 1999 from 580,000 in 1997. In addition, by contracting out certain services, municipalities contributed to the decline in the number of employees covered by collective bargaining agreements. In 2000, the number of public sector workers covered by the collective bargaining agreements remained approximately the same as 1999. In 2001, salaries of civil servants who are not covered by the collective bargaining system were increased two times a year (in January and in June) by the Government, taking into account the prevailing conditions in the economy. In addition, in the period between June and December 2001 salaries were adjusted at a rate in accordance with the monthly increase of the CPI.

         On March 27, 1999, the Government reached a two-year employment agreement with the public sector workers’ union. The agreement increased public sector wages by 39.1% for the first half of 1999 and 31.7% for the second half of 1999, and by 41.3% for the first half of 2000 and 23.7% for the second half of 2000. On May 22, 2001, the agreement was renewed for another two years. The agreement provided for an increase of public sector wages by 15% for the first half of the first year and 15% for the second half of the first year. For each of the first and second halves of the second year of the agreement, public sector wages will increase 10%. The rate increases have been calculated in line with targeted CPI increases; however, if CPI is realized above 15% and 10% in each of the first and second years, respectively, then 80% of the difference will be added to wage increases to be paid to public sector workers.

         In 1999, the nominal wages (net) in the public sector increased by approximately 134.3%, while those of the workers in the private sector who were covered by collective bargaining agreements increased by 84.0%. Net real wages (deflated by consumer prices) increased by 42.0% in the public sector, while net real wages in the private sector increased by 11.6% as compared to 1998. In 2000, nominal wages (net) in the public sector increased by approximately 65.7% while nominal wages of the workers in the private sector who were covered by collective bargaining agreements increased by 56.5% in 2000. Net real wages in the public sector increased by 6.9% while net real wages in the private sector decreased by 14.9% in 2000. In 2001, net real wages in the public sector decreased by 11.5%.

         In 2001, labor costs in the public sector increased by 38.1% in nominal terms and decreased by 14.5% in real terms. During the same period, labor costs in the private sector increased by 71.8% in nominal terms and by 13.9% in real terms.

         The annual nominal average increase in civil servants’ salaries (net) was 48.6% in 2001. This represented a 3.8% decrease in real terms as compared to 2000. The increase in labor costs (including salaries and benefits) for civil servants in 2001 was 45.9% in nominal terms and -9.7% in real terms. The minimum wage (net) increased by 33.3% on an annual average basis in 2000, which resulted in a decrease of 13.9% in real terms.

         The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table No. 11

Changes in Labor Costs(1)

	Public Sector		Private Sector(2)				Civil Servants

	Nominal	Real	Nominal		Real		Nominal	Real

	(percentage change)
1997	135.6	29.6	87.3		3.0		110.5	15.8

1998	72.8	0.6	99.5		16.1		77.7	3.4

1999	108.3	36.1	76.4		15.2		69.5	(10.7)

2000	82.9	20.9	71.8		13.4		33.7	(11.7)

2001	38.1	(14.5)	–	(3)	–	(3)	45.9	(9.7)

(1)	Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.

(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TISK, the confederation of employer unions, and trade unions.

(3)	Not available.

Source: SPO.

         The Constitution recognizes the rights of workers and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of the Republic as defined in the Constitution and with democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.

         The Constitution also stipulates, however, that the right to strike and to engage in lockouts are not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth. Workers have the right to strike if a dispute arises during the collective bargaining process. Law No. 2822, enacted in 1983 to regulate collective labor agreements, strikes and lockouts, defines a lawful strike as one with the object of safeguarding and improving the economic and social conditions of workers. This law also expands the definition of unlawful union activity to include strikes for political purposes, general strikes, deliberate reduction of production and occupation of the workplace, while imposing strict regulations on workers’ conduct during a strike.

         As of July 2001, approximately 2.7 million workers were members of a trade union, compared to 2.6 million workers in 2000. The total number of workers was approximately 4.6 million in 2001.

INFLATION

         In 1996, the State Institute of Statistics introduced revised indices for measuring consumer and wholesale price inflation in order to reflect the general social, economic and cultural changes in Turkey, some of which resulted from the change in the nature and ownership of production through the privatization of the state economic enterprises. These changes cumulatively rendered the shares of public and private sectors and the commodity weights used in the old indices (in which the base year was 1987) less accurate indicators of the economy. Relative to the old indices, the new indices (in which the base year is 1994) have lower weightings for agricultural, mining and energy components and higher weightings for manufactured products.

         In July 1997, the Government announced a program of stabilization policies and structural reforms to be implemented in 1998 to address chronic inflation, which the Government stated was due in large part to the size of Turkey’s budget deficit. As part of this program, public sector prices were adjusted. In addition, an anti-inflation protocol, which gave the Central Bank more independence by allowing it to determine interest rates and monetary policy while restricting the Treasury’s ability to borrow from the Central Bank to finance deficits, was signed between the Treasury and the Central Bank.

         In June 1998, the Government entered into a Staff Monitored Program (the “SMP”) with the IMF, under which the IMF staff monitors Turkey’s economic performance on a quarterly basis. See “Financial System — Monetary Policy.” In 1998, tight fiscal and income policies, a contraction in domestic demand and controlled increases in wages, salaries and agricultural support prices contributed to the decline of WPI and CPI.

         Inflation rates remained high during the first two months of 2000. This was primarily due to severe winter conditions, the rise in international oil prices, the pass-through impact of the acceleration of public sector price adjustments and the rapid depreciation of the Turkish Lira in the last two months of 1999. After the impact of such temporary factors diminished and implementation of the disinflation program strengthened the confidence in macroeconomic policies, monthly price increases slowed considerably in March 2000. As a result, at the end of the year 2000, the WPI and the CPI decelerated to 32.7% and 39.0%, respectively.

         On February 22, 2001, the Government allowed the Turkish Lira to float freely against other currencies, rather than keeping it loosely pegged to the U.S. dollar and the Euro under the so-called “crawling peg” regime established by the Stand-By Arrangement. The floating of the Turkish Lira effectively allowed a devaluation of the Turkish Lira, which fell nearly 30%, and the Central Bank was forced to inject $4.5 billion, or one-sixth of its cash reserves, into the currency markets. The Government’s targets for CPI and WPI between December 2000 and December 2001 were originally 12.0% and 10.0%, respectively. These targets were revised to 58.0% for CPI and 66.0% for WPI after the February 2001 financial crisis.

         Following the September 11, 2001 terrorist attacks in the United States, uncertainties in the international money and exchange markets adversely affected nominal exchange rates and interest rates in the domestic market and inflation rates increased in September and October. News of additional IMF funding positively affected the economic climate and the Turkish Lira began to increase in value against the U.S. dollar in November 2001. As a result, at year-end 2001, WPI and CPI were 88.6% and 68.5%, respectively.

         The Government’s targets for CPI and WPI in 2002 are 35% and 31%, respectively. The Central Bank has considered the implementation of formal inflation targeting. However, prior to such formal implementation, the Central Bank will continue informally targeting inflation with base money as the intermediate target. The Central Bank intends to direct monetary policy to keep inflation to 35% in 2002, 20% in 2003 and 12% in 2004.

         The following table presents the percentage changes in wholesale and consumer prices for the years indicated:

Table No. 12

Inflation(1)

	Wholesale	Consumer
Year	Price Index	Price Index

	(percentage change)
1997	91.0	99.1

1998	54.3	69.7

1999	62.9	68.8

2000	32.7	39.0

2001	88.6	68.5

(1)	Base year = 1994.

Source: SPO.

EDUCATION

         According to the State Planning Organization, total student enrollment in the educational year 2000-2001 was 14.6 million, of whom 71.8% were in elementary school, 11.6% were in high school, 6.2% were in vocational and technical school and 10.3% were in university. The adult literacy rate increased sharply from 67.5% to 85.7% between 1980 and 1999.

         In August 1997, the Assembly enacted a bill to increase mandatory primary state education from five years to eight years, commencing in the educational year 1997-1998, in order to improve the education level of the population and to limit effectively enrollment in religious schools. The bill was one of a number of reforms intended to reinforce the secular nature of the Constitution. In order to finance the educational reform, a higher level of educational expenses was necessary. To meet these expenditures, new fees and taxes were imposed on weapons licenses, cellular telecommunications and airline ticket purchases.

ENVIRONMENT

         During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry, transport and tourism. Among these environmental pressures, Turkey experienced industrial and urban pollution, deforestation, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as Istanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.

         The Ministry of Environment, which is authorized to enforce environmental laws and regulations by imposing fines, ordering the closing of facilities polluting beyond certain thresholds and, in some cases, imposing civil and criminal sanctions, was formed in 1991. Turkey has made significant advances in the latter half of the 1990s by reforming its environmental legislation, establishing an “Environmental Impact Assessment” process, and adopting the 1998 National Environmental Strategy and Action Plan. Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.

         The Government has taken various initiatives to alleviate pollution, including projects to address water, soil, air and noise pollution. As a result of the rapid growth of urban centers, there are still many areas that lack adequate infrastructure to alleviate pollution. Environmental departments have been established in municipalities to address the particular problems of each locality.

         Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been given incentives to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions. Recently, the Ministry of Environment initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.

         Turkey continues to cooperate with international environmental initiatives. Turkey has ratified 15 multilateral agreements and has adopted 20 bilateral agreements since 1991. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan (1975), the Black Sea Environment Program (1992) and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.

         As a candidate country for the EU, a new phase of environmental initiatives has begun for Turkey; the Accession Process will require Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the Commission approved procedures to permit Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.

         During the last decade, non-governmental organizations involved in addressing environmental issues have proliferated and have advocated actively for conservation of species and habitats, protection of the marine environment and reduction of industrial pollution.

COMPETITION LAW

         In December 1994, the Assembly enacted the Law to Preserve Competition (Law No. 4054) (the “Competition Law”), which seeks to promote free competition, prevent excessive concentrations of economic power contrary to the public interest and avoid excessive price increases. The law prohibits arrangements, agreements and practices that seek to control the market through price fixing, market partitioning, abuse of monopoly status and demand and supply controls. The law was structured on EU practices, and drafted to address the principles governing the Customs Union with the EU. See “Description of the Republic — International Organizations.”

         The Competition Authority, which is associated with the Ministry of Industry and Commerce but has administrative and financial autonomy, was established on February 28, 1997 to enforce the Competition Law and initiate administrative proceedings to challenge any potential violations. In addition, the Competition Council, which is a subset of the Competition Authority, has the power to impose civil penalties for violations of the Competition Law.

         The Competition Law focuses on three main areas: (i) agreements, decisions and practices that prevent, distort or restrict competition between enterprises, (ii) the abuse of dominant position by enterprises in the market, and (iii) mergers and acquisitions by which competition would be significantly impeded.

         The Competition Law requires that all documents relating to any merger, acquisition or asset sale that may limit or otherwise restrain open competition be filed within 30 days of such transaction with the Competition Council, if such transaction would result in a 25% or greater national or regional market share for a company or if the total aggregate net sales of the parties to the transaction is equal to or greater than TL25 trillion.

         With the exception of issues relating to state aids, the Competition Law is in compliance with EU standards and assists with the effective implementation of the Customs Union. With regard to state aids, the Turkish Competition Authority currently lacks the authority to monitor and supervise state aids. However, a draft bill is being prepared to fully harmonize the Competition Law and EU standards relating to the monitoring and supervision of state aids.

INTELLECTUAL PROPERTY

         In June 1995, Turkey enacted the Decree in Force of Law (KHK No. 556) (the “Decree”), which brought Turkish trademark law into compliance with the requirements of three international harmonizing bodies. First, the Decree fulfills obligations under the most recent amendments to the 1883 Paris Convention (revised in Stockholm in 1967 and amended in 1979) (the “Paris Convention”), to which Turkey acceded in 1995. The Paris Convention enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in the other member states, which are effective from the date of the first application. The Decree incorporates provisions of the TRIPS (Trade Related Aspects of Intellectual Property, a part of the World Trade Agreement) as they apply to trademarks, so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, the Decree complies with the requirements of the European Community Customs Law Decision (the “Customs Law Decision”). In the area of trademark law, the Customs Law Decision requires the adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.

         The Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. According to the Law, the author has the exclusive right to perform, authorize or present with respect to the works mentioned above, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include the authors’ right to claim authorship to the work and to object to any distortion, mutilation or other modification of their work that would be prejudicial to their honor or reputation.

         The Turkish Patent Decree in Force of Law that came into effect in June 1995 provides a foundation for the issuance and protection of patents and utility model certificates in Turkey while bringing the Republic into compliance with TRIPS and the Customs Law Decision. Patent applications are administered through the Turkish Patent Institute (“Patent Institute”), a Government body established by Decree No. 544 in 1994, with financial and administrative autonomy. In 1995, the Patent Institute received over 1,700 patent applications, of which more than 1,500 were filed by foreign applicants. Turkey has also made treaty commitments to the Paris Convention for the protection of industrial property and the Patent Cooperation Treaty of 1970 (as amended in 1979 and modified in 1984). Turkey has also ratified the Strasbourg Agreement concerning international patent classification, which entered into force on October 1, 1996.

ECONOMIC EFFECTS RELATED TO THE 1999 EARTHQUAKES

         On August 17, 1999, an earthquake measuring 7.4 on the Richter scale struck near the port city of Izmit, about 60 miles east of Istanbul, destroying many buildings and killing approximately 17,000 people. The cities hit hardest by the earthquake, Izmit, Sakarya, Bursa, Bolu, and Eskisehir, include important industrial centers. Approximately 115,000 housing units were destroyed, and infrastructure was heavily damaged in the affected areas. In Izmit, Turkey’s largest oil refinery was damaged by fire. In addition, some water systems were damaged in the earthquake, and environmental harm from earthquake-induced industrial damage has not yet been assessed. The full cost of the earthquake to Turkey and its impact on Turkey’s economic condition are not yet calculable with precision, although the World Bank has assessed the total financial damage caused by the earthquake in the region affected to be from $3.0 billion to $6.5 billion, equal to between 1.5% and 3.5% of GNP. The total cost of reconstruction of housing facilities damaged or destroyed by the earthquake has been estimated to be approximately $3.6 billion to $4.6 billion.

         On November 12, 1999, another earthquake struck the northwestern province of Bolu, which lies halfway between Ankara and Istanbul, killing several hundred people. The province of Bolu accounts for

0.9% of Turkey’s GDP. This earthquake caused further damage, which resulted in further financial costs to Turkey.

         A total of approximately $3.8 billion of earthquake-related external financial assistance was committed to Turkey from various sources. Approximately $2.6 billion was in the form of project-tied loans with soft terms such as long maturities and substantial grace periods. The IMF provided $500 million for earthquake assistance. In addition, $1 billion was allocated by the World Bank, EURO600 million by the European Investment Bank, $346.5 million by the Council of Europe Development Bank, $300 million by the Islamic Development Bank, $10 million by the Black Sea Trade and Development Bank, $450 million by Japan and $60 million by Spain. Other financial assistance, which was disbursed beginning in 2001, includes $400 million from the Gulf Cooperation Council, $50 million from the International Finance Corporation, $30 million from Korea, $18 million from Italy and EURO3.7 million from Belgium. Although insufficient to cover all costs associated with the earthquake’s damage, these commitments provided a portion of the funding needed to begin the rebuilding process.

         The Government financed earthquake-related expenses not covered by these funds through its own revenue sources and domestic or international borrowing. To reduce the need for deficit financing, the Assembly passed a law (Law No. 4481) on November 26, 1999, including a package of measures that included extraordinary taxes and other measures intended to increase revenues. The law (Law No. 4481) added 5% to marginal corporate and income tax rates on 1998 earnings and payroll earnings of more than TL12 billion annually. The law also implemented an additional real estate tax and a one-off additional tax on registered vehicles as well as a 25% tax on mobile telephone usage until the end of 2000. The Cabinet, pursuant to Law No. 4481 (enacted in November 1999), was authorized to increase the petroleum consumption tax to 500% from 300%. The ceiling on the petroleum consumption tax was subsequently abolished in 2000. Interest earnings from domestic treasury securities issued before December 1, 1999 are subject to additional tax at a rate of four to 19% depending on their maturity. The Government, pursuant to Law No. 4459, enacted on November 4, 1999, also obtained additional revenues by permitting citizens to pay a one-time fee rather than performing compulsory military service. See “Public Finance — Taxation.”

         No later than September 27, 2000, each residence in Turkey had to be covered by earthquake insurance. A Natural Disaster Insurance Institution was established under the supervision of the Undersecretariat of Treasury, with the goal of providing earthquake insurance at reasonable premiums. The earthquake insurance program aimed to alleviate the financial burden of earthquakes on the public sector, to ensure risk-sharing by residents and to strengthen building construction standards.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

         Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. From 1997 to 2001, exports increased at an average annual rate of 6.2%. The value of Turkey’s exports rose from approximately $26.3 billion in 1997 to approximately $31.3 billion in 2001. In 2001, merchandise exports (including shuttle trade and transit trade) increased by 11.4% compared to 2000 and reached $35.3 billion and exports f.o.b. (excluding shuttle trade and transit trade) increased by 12.8% compared to 2000 and reached $31.3 billion.

         In 2001, the trade deficit (including shuttle trade) was $4.5 billion compared to $22.4 billion in 2000. Excluding shuttle trade, the trade deficit amounted to $7.5 billion, compared to a deficit of $25.3 billion in 2000. The current account balance (including shuttle trade) produced a surplus of $3.4 billion in 2001, compared to a deficit of $9.8 billion in 2000.

         The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 91.6% of total exports in 2001 while the share of agricultural products in total exports was 7.1%. In addition to traditional export goods such as textiles and clothing products, iron and steel, glass and ceramics, products such as color televisions, electrical appliances, motor vehicles and spare parts have been gaining greater importance.

         Turkey entered into the Customs Union with the EU in 1996. See “Description of the Republic—International Organizations.” In addition, a free trade agreement between the EU and Turkey covering European Coal and Steel Community products came into effect in August 1996. See “Description of the Republic—International Organizations.”

         In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.

         Turkey’s principal trading partners have traditionally been EU member countries. In 2001, the EU accounted for 51.4% of total exports and 44.2% of total imports. The largest total export market for Turkish products is Germany, which accounted for 17.1% of total exports in 2001, compared to 18.6% in 2000.

         In accordance with the Association Council Decision concerning the Customs Union, Turkey has been and will continue to align itself with the preferential agreements of the EU by January 1, 2001. As of the date of this report, 15 free trade agreements have been signed with the EFTA countries, Israel, Hungary, Romania, Bulgaria, Lithuania, Estonia, the Czech Republic, Slovakia, Slovenia, Poland, Macedonia and Latvia. The agreement with Bosnia-Herzegovina was initialed in May 2002. The agreement with Croatia has been signed and the ratification process is underway. Negotiations with Tunisia, Morocco, Egypt and the Faroe Islands are ongoing and Turkey is preparing to enter negotiations with Algeria, Mexico, the Republic of South Africa, the Palestinian Authority and Malta. In an effort to align itself with the EU’s procedures, Turkey granted Bosnia and Herzegovina the EU’s unilateral concessions on June 31, 1999. Turkey is also in the process of adopting the EU’s General System of Preferences towards less developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements signed and the participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.

         The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table No. 13

Terms of Trade

Foreign Trade, Value, Volume

	1997	1998	1999	2000	2001

	(in millions of dollars)
Exports f.o.b.(1)	26,261	26,974	26,587	27,775	31,334

Imports c.i.f.(2)	48,559	45,922	40,687	54,503	41,399

Consumption goods	5,335	5,328	5,063	7,265	4,084

Capital goods	11,052	10,661	8,729	11,341	6,964

Intermediate goods	31,871	29,575	26,568	35,710	29,971

Oil	3,194	2,084	2,755	4,208	3,878

Other	28,677	27,491	23,814	31,502	26,093

Other	301	372	327	186	380

Total exports	(percent change from previous year)

Value	13.1	2.7	(1.4)	4.5	12.8

Price	(4.7)	(4.0)	(6.8)	(4.3)	(2.6)

Volume(3)	18.7	7.0	5.8	9.2	15.8

Total imports(2)

Value	11.3	(5.4)	(11.4)	34.0	(24.0)

Price	(8.7)	(4.1)	(5.5)	4.5	(0.3)

Volume(3)	21.9	(1.4)	(6.2)	28.2	(23.8)

Oil and oil products imports

Value	1.4	(27.7)	27.9	76.3	(35.5)

Price	(8.7)	(35.3)	37.1	63.6	(16.0)

Volume(3)	11.1	11.7	(6.7)	7.8	(23.2)

Non-oil imports(2)

Value	12.7	(2.7)	(15.0)	28.1	(21.9)

Price	(8.6)	0.1	(9.4)	(1.9)	2.6

Volume(3)	23.2	(2.8)	(6.2)	30.6	(23.9)

Terms of trade	4.4	0.1	(1.4)	(8.4)	(2.3)

(1)	Excluding transit trade. Transit trade covers goods imported and exported to a third country without crossing the border.

(2)	Excluding transit trade and non-monetary gold.

(3)	Volume changes are obtained through dividing value changes by price changes.

Sources: SPO and SIS.

         The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:

Table No. 14

Exports by Sector and Commodity

	Annual					Percentage Change

	1997	1998	1999	2000	2001	1998/97	1999/98	2000/99	2001/00

	(in millions of dollars)
Agricultural and Forestry	2,678.9	2,699.7	2,394.2	1,973.3	2,234.2	0.8	(11.3)	(17.6)	13.2

Agriculture and farming of animals	2,673.7	2,693.1	2,386.0	1,966.1	2,225.4	0.7	(11.4)	(17.6)	13.2

Forestry and logging	5.2	6.6	8.2	7.2	8.8	25.9	25.2	(12.6)	22.6

Fishing	33.2	17.2	37.9	24.5	29.7	(48.2)	120.6	(35.3)	21.4

Fishing	33.2	17.2	37.9	24.5	29.7	(48.2)	120.6	(35.3)	21.4

Mining and Quarrying	404.3	363.7	385.0	400.4	348.9	(10.0)	5.9	4.0	(12.9)

Mining of coal, lignite and peat	0.3	0.3	0.8	1.6	3.8	(12.9)	172.4	104.8	133.7

Crude petroleum and natural gas	0.5	2.6	5.1	4.7	2.9	—	—	(9.5)	(37.0)

Mining of uranium and thorium ores	—	0.0	—	—	—	—	—	—	—

Metal ores	147.8	110.7	112.1	127.5	80.9	(25.1)	1.2	13.8	(36.5)

Other mining and quarrying	255.7	250.0	267.0	266.2	261.2	(2.2)	6.8	(0.1)	(2.0)

Manufacturing	23,132.2	23,873.5	23,754.7	25,339.6	28,695.4	3.2	(0.5)	6.7	13.2

Food products and beverages	2,454.3	2,057.0	1,744.0	1,558.9	1,788.9	(16.2)	(15.2)	(10.6)	14.8

Tobacco products	123.8	84.1	96.4	128.5	86.8	(32.1)	14.7	33.3	(32.4)

Textiles	5,353.9	5,920.6	5,687.2	5,898.9	6,131.2	10.6	(3.9)	3.7	3.9

Wearing apparel	4,539.1	4,589.7	4,142.4	4,149.8	4,212.7	1.1	(9.7)	0.2	1.5

Luggage, saddlery and footwear	299.2	271.5	180.9	189.5	211.8	(9.3)	(33.4)	4.8	11.8

Products of wood and cork	75.1	70.8	68.5	63.0	109.4	(5.8)	(3.2)	(8.0)	73.5

Paper and paper products	154.2	150.0	148.7	164.3	241.7	(2.7)	(0.9)	10.5	47.1

Printing and publishing	40.1	40.8	47.6	42.6	42.7	1.8	16.7	(10.5)	0.2

Coke, petroleum products and nuclear fuel	179.1	240.6	315.2	300.7	416.4	34.4	31.0	(4.6)	38.5

Chemicals and chemical products	1,362.5	1,277.3	1,234.8	1,381.9	1,480.2	(6.2)	(3.3)	11.9	7.1

Rubber and plastic products	621.2	685.4	667.9	781.5	940.5	10.3	(2.6)	17.0	20.4

Other non-metallic minerals	931.2	944.0	955.5	1,119.2	1,228.3	1.4	1.2	17.1	9.7

Manufacture of basic metals	2,627.9	2,228.2	2,103.8	2,304.6	2,921.2	(15.2)	(5.6)	9.5	26.8

Manufacture of fabricated metal prod (exc. machinery)	454.4	587.5	559.0	549.4	676.0	29.3	(4.9)	(1.7)	23.0

Manufacture of machinery and equipment	1,035.9	1,149.7	1,259.0	1,425.5	1,636.8	11.0	9.5	13.2	14.8

Office, accounting and computing machinery	28.9	42.6	60.0	63.1	52.5	47.7	40.9	5.1	(16.8)

Electrical machinery and apparatus	743.9	756.1	692.5	825.6	1,038.7	1.7	(8.4)	19.2	25.8

Communication and apparatus	469.5	862.1	770.7	961.9	1,002.3	83.6	(10.6)	24.8	4.2

Medical, precision and optical instruments, watches	61.0	75.3	66.8	75.2	77.4	23.4	(11.2)	12.5	2.9

Motor vehicles and trailers	829.5	984.6	1,616.1	1,749.9	2,659.1	18.7	64.1	8.3	52.0

Other transport	353.9	383.9	770.9	882.1	948.2	8.5	100.8	14.4	7.5

Furniture	299.9	378.7	487.1	630.1	701.3	26.3	28.6	29.4	11.3

Recycling	93.8	92.9	79.9	93.5	91.2	(0.9)	(14.0)	17.0	(2.4)

Electricity, Gas and Water Supply	11.1	14.9	14.3	20.4	20.5	34.3	(4.3)	42.9	0.5

Electricity, gas and steam	11.1	14.9	14.3	20.4	20.5	34.3	(4.3)	42.9	0.5

Other Business Activities	1.0	0.5	0.2	0.4	1.3	(49.6)	(68.3)	158.6	216.9

Other business activities	1.0	0.5	0.2	0.4	1.3	(49.6)	(68.3)	158.6	216.9

Social and Personal Activities	0.4	4.5	0.9	16.3	4.1	960.4	(80.6)	1,750.7	(74.6)

Recreational, cultural and sporting activities	0.2	4.2	0.8	16.2	4.1	1,869.2	(82.0)	2,040.9	(74.7)

Other service activities	0.2	0.3	0.1	0.1	0.0	50.2	(61.9)	(42.1)	(46.0)
Total	26,261.1	26,974.0	26,587.2	27,774.9	31,334.2	2.7	(1.4)	4.5	12.8

Source: SIS.

         Trade with Iraq has been suspended since the end of the Gulf War due to the UN embargo on trade with Iraq. However, exports of certain food, medicine and other humanitarian products to Iraq are now permitted under the UN’s “oil-for-food” program and, as a result, Turkey has benefited from increased exports to Iraq. The “oil-for-food” program has been periodically renewed for six-month periods by the UN. See “Description of the Republic—Foreign Relations.”

         Turkey has taken the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of the Republic—International Organizations.”

         The following table presents Turkey’s exports by country for the periods indicated:

Table No. 15

Exports by Country
(in millions of dollars, unless otherwise indicated)

		Percent		Percent		Percent		Percent		Percent
	1997	Share	1998	Share	1999	Share	2000	Share	2001	Share

OECD Countries	15,583.1	59.3	16,979.4	62.9	18,056.4	67.9	19,005.8	68.4	20,587.6	55.7

EU Countries	12,247.8	46.6	13,498.0	50.0	14,348.3	54.0	14,510.4	52.2	16,118.2	51.4

EFTA Countries	414.3	1.6	356.7	1.3	361.6	1.4	324.3	1.2	316.1	1.0

Other OECD Countries	2,921.1	11.1	3,124.7	11.6	3,346.4	12.6	4,171.2	15.0	4,153.3	13.3

Turkish Free Zones	—	—	830.9	3.1	780.5	2.9	895.4	3.2	933.6	3.0

Non-OECD Countries	10,677.9	40.7	9,163.7	34.0	7,750.3	29.2	7,873.7	28.3	9,642.9	30.8

Europe + CIS Countries	4,684.1	17.8	3,979.7	14.8	2,735.0	10.3	2,277.5	8.2	3,206.3	10.2

African Countries	1,233.9	4.7	1,819.1	6.7	1,656.8	6.2	1,372.2	4.9	1,520.8	4.9

American Countries	205.3	0.8	234.2	0.9	243.1	0.9	246.6	0.9	335.3	1.1

Middle East Countries	2,381.8	9.1	2,190.5	8.1	2,204.1	8.3	2,552.7	9.2	2,891.8	9.2

Other Asian Countries	1,168.6	4.5	635.9	2.4	696.0	2.6	1,380.7	5.0	1,514.0	4.8

Other Countries	1,004.3	3.8	304.3	1.1	215.2	0.8	43.5	0.2	174.5	0.6

Selected Country Groups

- Black Sea Economic Cooperation	3,831.6	14.6	3,237.6	12.0	2,171.6	8.2	2,368.2	8.5	2,851.1	9.1

- Economic Cooperation Organization	1,237.0	4.7	1,125.0	4.2	865.9	3.3	873.6	3.1	971.6	3.1

- Commonwealth of Independent States	3,512.0	13.4	2,666.5	9.9	1,532.8	5.8	1,648.7	5.9	1,978.1	6.3

- Turkish Republics	858.4	3.3	835.0	3.1	573.6	2.2	572.5	2.1	557.4	1.8

- Islamic Conference Organization	4,209.6	16.0	4,374.9	16.2	3,947.6	14.8	3,915.1	14.1	4,196.6	13.4

Selected Countries(1)

- Germany	5,253.5	20.0	5,460.3	20.2	5,474.6	20.6	5,179.8	18.6	5,366.9	17.1

- USA	2,032.3	7.7	2,233.3	8.3	2,436.7	9.2	3,135.2	11.3	3,125.8	10.0

- Russia	2,056.5	7.8	1,348.0	5.0	763.3	2.9	643.9	2.3	924.1	2.9

- United Kingdom	1,511.3	5.8	1,739.6	6.4	1,829.4	6.9	2,036.8	7.3	2,174.9	6.9

- Italy	1,387.2	5.3	1,557.1	5.8	1,682.6	6.3	1,789.3	6.4	2,342.2	7.5

- France	1,162.8	4.4	1,304.7	4.8	1,569.8	5.9	1,657.0	6.0	1,895.3	6.0

- Netherlands	779.2	3.0	888.6	3.3	932.3	3.5	874.2	3.1	892.4	2.8

- Belgium – Luxembourg	563.6	2.1	669.5	2.5	623.5	2.3	647.1	2.3	688.3	2.2

- Saudi Arabia	535.0	2.0	473.9	1.8	367.2	1.4	386.6	1.4	500.6	1.6

- Spain	439.2	1.7	513.2	1.9	763.3	2.9	713.5	2.6	950.4	3.0

- Romania	358.8	1.4	468.2	1.7	268.2	1.0	325.8	1.2	392.0	1.3

- Israel	391.5	1.5	479.5	1.8	585.2	2.2	650.1	2.3	805.2	2.6

- Egypt	304.5	1.2	474.2	1.8	467.4	1.8	375.7	1.4	421.5	1.3

- Algeria	317.1	1.2	482.3	1.8	407.6	1.5	383.5	1.4	422.0	1.3

- Greece	298.2	1.1	370.0	1.4	406.8	1.5	437.7	1.6	476.1	1.5

Total	26,261.1	100.0	26,974.0	100.0	26,587.2	100.0	27,774.9	100.0	31,334.2	100.0

(1)	The countries are chosen according to the total export values in the last three years.

Sources: SIS, SPO.

         The value of imports increased from approximately $7.9 billion in 1980 to approximately $41.4 billion in 2001, a 24.0% decrease over 2000. The decrease was mainly attributable to the devaluation of the Turkish Lira, and a decrease in domestic demand. In 2001, the EU accounted for 44.2% of Turkey’s total imports compared to 48.8% in 2000.

         In 2001, of the main commodity groups, the share of intermediate goods in total imports was 72.4%, while the shares of capital goods and consumption goods in total imports were 16.8% and 9.9%, respectively. As a result of the Customs Union, all customs duties and charges and the quantitative restrictions on imports were eliminated. Turkey began to apply the EU’s common customs tariff on imports of industrial goods from the third countries, except in limited circumstances where the products are automobiles, footwear, certain leather products and furniture. The customs duties applicable to those products were progressively aligned to the EU’s common customs tariffs within the five-year transitional period. To this end, the reductions of 10% in 1997, 10% in 1998, 15% in 1999, 15% in 2000 and 50% in 2001 were accomplished through various import regime decrees.

         With the establishment of the Customs Union, Turkey’s weighted average rates of protection on industrial imports from the EU and EFTA countries decreased from approximately 10% to 0. As for the products imported from countries that are not part of the Customs Union, average protection rates were reduced from approximately 15%, the pre-Customs Union level, to 5.6% in 1996. As of January 1, 2002, the average of customs duties on industrial products fell further to 4.5%.

         The following table presents the composition (by International Standard Industrial Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table No. 16

Imports by Sector and Commodity

	Annual					Percentage Change

	1997	1998	1999	2000	2001	1998/97	1999/98	2000/99	2001/00

	(in millions of dollars)
Agriculture and Forestry	2,419.5	2,128.7	1,653.8	2,127.0	1,412.3	(12.0)	(22.3)	28.6	(33.6)

Agriculture and farming of animals	2,297.8	1,984.0	1,529.1	1,977.7	1,324.3	(13.7)	(22.9)	29.3	(33.0)

Forestry and logging	121.6	144.7	124.4	149.4	88.0	19.0	(14.0)	20.0	(41.1)

Fishing	1.7	1.1	1.2	1.7	0.9	(33.6)	5.4	39.6	(47.1)

Fishing	1.7	1.1	1.2	1.7	0.9	(33.6)	5.4	39.6	(47.1)

Mining and Quarrying	5,138.0	3,757.6	4,253.7	7,104.7	6,582.6	(26.9)	13.2	67.0	(7.3)

Mining of coal, lignite and peat	560.8	464.3	310.6	615.1	299.7	(17.2)	(33.1)	98.0	(51.3)

Crude petroleum and natural gas	4,264.2	2,962.1	3,703.1	6,196.1	6,076.4	(30.5)	25.0	67.3	(1.9)

Mining of uranium and thorium ores	—	—	—	—	—	—	—	—	—

Metal ores	146.6	175.4	111.7	149.4	109.7	19.7	(36.3)	33.8	(26.6)

Other mining and quarrying	166.3	155.9	128.3	144.1	96.8	(6.3)	(17.7)	12.3	(32.8)

Manufacturing	40,907.8	39,914.0	34,687.8	45,018.1	33,220.1	(2.4)	(13.1)	29.8	(26.2)

Food products and beverages	1,774.0	1,475.4	1,070.9	1,193.4	1,029.1	(16.8)	(27.4)	11.4	(13.8)

Tobacco products	46.8	55.8	50.1	46.3	43.3	19.1	(10.1)	(7.8)	(6.3)

Textiles	2,051.6	2,022.1	1,664.2	1,880.0	1,703.6	(1.4)	(17.7)	13.0	(9.4)

Wearing apparel	265.8	240.7	172.2	246.4	261.8	(9.4)	(28.5)	43.1	6.3

Luggage, saddlery and footwear	358.7	306.5	205.4	312.2	269.3	(14.5)	(33.0)	52.0	(13.8)

Products of wood and cork	140.4	163.2	132.4	207.4	106.3	16.3	(18.9)	56.6	(48.7)

Paper and paper products	836.7	860.3	897.8	1,151.6	784.7	2.8	4.4	28.3	(31.9)

Printing and publishing	157.8	159.4	156.4	250.8	219.6	1.0	(1.9)	60.4	(12.4)

Coke, petroleum products and nuclear fuel	1,152.3	966.8	1,284.3	2,587.1	1,798.7	(16.1)	32.8	101.4	(30.5)

Chemicals and chemical products	7,141.9	7,187.1	6,854.2	8,076.0	6,770.0	0.6	(4.6)	17.6	(16.2)

Rubber and plastic products	888.7	984.7	892.0	1,038.6	813.1	10.8	(9.4)	16.4	(21.7)

Other non-metallic minerals	433.8	493.2	406.2	421.1	319.2	13.7	(17.6)	3.7	(24.2)

Manufacture of basic metals	3,314.5	3,142.6	2,392.2	3,535.4	3,612.0	(5.2)	(23.9)	47.8	2.2

Manufacture of fabricated metal prod. (exc. machinery)	898.4	929.2	731.1	776.4	817.2	3.4	(21.3)	6.2	5.3

Manufacture of machinery and equipment	8,050.5	7,766.0	5,157.6	5,954.4	5,139.8	(3.5)	(33.6)	15.5	(13.7)

Office, accounting and computing machinery	913.5	1,063.0	1,206.9	1,594.8	781.8	16.4	13.5	32.1	(51.0)

Electrical machinery and apparatus	1,476.7	1,656.7	1,568.2	1,605.7	1,223.3	12.2	(5.3)	2.4	(23.8)

Communications and apparatus	1,943.5	2,354.4	3,145.1	3,993.7	2,035.1	21.1	33.6	27.0	(49.0)

Medical, precision and optical instruments, watches	1,182.9	1,239.7	1,123.5	1,340.6	1,000.6	4.8	(9.4)	19.3	(25.4)

Motor vehicles and trailers	4,411.9	4,107.2	3,362.4	5,985.1	2,213.3	(6.9)	(18.1)	78.0	(63.0)

Other transport	1,845.4	1,326.3	1,031.9	1,474.4	1,360.3	(28.1)	(22.2)	42.9	(7.7)

Furniture	524.4	541.4	464.0	562.6	397.3	3.2	(14.3)	21.2	(29.4)

Recycling	1,097.6	872.1	718.8	784.1	520.7	(20.5)	(17.6)	9.1	(33.6)

Electricity, Gas and Water Supply	84.0	114.4	81.3	131.7	162.3	36.2	(28.9)	62.0	23.3

Electricity, gas and steam	84.0	114.4	81.3	131.7	162.3	36.2	(28.9)	62.0	23.3

Other Business Activities	1.1	0.6	0.9	5.5	8.4	(48.2)	59.0	506.4	52.0

Other Business Activities	1.1	0.6	0.9	5.5	8.4	(48.2)	59.0	506.4	52.0

Social and Personal Activities	6.7	5.0	8.3	114.1	12.6	(26.0)	67.1	1,272.7	(89.0)

Recreational, cultural and sporting activities	6.7	5.0	8.3	114.0	12.6	(26.3)	67.8	1,272.7	(89.0)

Other service activities	0.0	0.0	0.0	0.1	0.0	86.5	(75.3)	1,113.8	(100.0)

Total	48,558.7	45,934.9	40,686.7	54,502.8	41,399.1	(5.4)	(11.4)	34.0	(24.0)

Source: SIS.

         The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table No. 17

Imports by Country
(in millions of dollars, unless otherwise indicated)

		Percent		Percent		Percent		Percent		Percent
	1997	Share	1998	Share	1999	Share	2000	Share	2001	Share

OECD Countries	34,815.2	71.7	33,472.0	72.9	28,326.1	69.6	35,681.8	66.5	25,957.5	62.7

EU Countries	24,869.7	51.2	24,074.7	52.4	21,416.3	52.6	26,610.3	48.8	18,280.4	44.2

EFTA Countries	1,287.2	2.7	1,169.2	2.5	926.1	2.3	1,155.3	2.1	1,480.9	3.6

Other OECD Countries	8,658.3	17.8	8,228.0	17.9	5,983.7	14.7	7,916.2	14.5	6,196.2	15.0

Turkish Free Zones	—	—	417.6	0.9	507.8	1.2	495.9	0.9	303.2	0.7

Non-OECD Countries	13,743.5	28.3	12,031.8	26.2	11,852.9	29.1	18,325.2	33.6	15,127.3	36.5

Europe + CIS Countries	4,646.1	9.6	4,673.0	10.2	4,671.5	11.5	6,319.1	11.6	5,799.9	14.0

African Countries	2,197.3	4.5	1,758.4	3.8	1,687.4	4.1	2,714.2	5.1	2,818.7	6.8

American Countries	763.6	1.6	724.5	1.6	494.6	1.2	579.8	1.1	420.0	1.0

Middle East Countries	2,726.0	5.6	1,943.1	4.2	1,986.6	4.9	4,154.8	7.6	2,811.2	6.8

Other Asian Countries	2,546.8	5.2	2,625.7	5.7	2,391.4	5.9	4,382.2	8.0	3,022.9	7.3

Other Countries	863.8	1.8	307.1	0.7	621.4	1.5	175.1	0.3	254.7	0.6

Selected Country Groups

- Black Sea Economic Cooperation	4,476.0	9.2	4,331.6	9.4	4,297.1	10.6	6,699.1	12.3	5,545.7	13.4

- Economic Cooperation Organization	1,099.4	2.3	947.8	2.1	1,123.3	2.8	1,543.0	2.8	1,237.7	3.0

- Commonwealth of Independent States	3,615.1	7.4	3,724.4	8.1	3,733.8	9.2	5,693.0	10.4	4,630.2	11.2

- Turkish Republics	391.9	0.8	449.0	1.0	457.2	1.1	628.0	1.2	282.5	0.7

- Islamic Conference Organization	5,275.8	10.9	4,210.6	9.2	4,049.8	10.0	7,353.4	13.5	5,539.9	13.4

Selected Countries(1)

- Germany	8,021.2	16.5	7,316.3	15.9	5,880.1	14.5	7,198.2	13.2	5,335.4	12.9

- Italy	4,463.1	9.2	4,221.7	9.2	3,192.1	7.8	4,332.8	7.9	3,484.1	8.4

- USA	4,329.6	8.9	4,053.8	8.8	3,080.3	7.6	3,911.0	7.2	3,261.3	7.9

- France	2,967.2	6.1	3,034.1	6.6	3,127.2	7.7	3,531.8	6.5	2,283.9	5.5

- United Kingdom	2,763.1	5.7	2,683.3	5.8	2,190.0	5.4	2,747.7	5.0	1,193.9	4.6

- Russia	2,174.3	4.5	2,155.0	4.7	2,374.1	5.8	3,836.6	7.1	3,435.7	8.3

- Japan	2,040.1	4.2	2,045.6	4.5	1,393.3	3.4	1,620.6	3.0	1,307.4	3.2

- Netherlands	1,484.9	3.1	1,446.4	3.1	1,314.9	3.2	1,584.5	2.9	1,041.6	2.5

- Spain	1,275.8	2.6	1,276.4	2.8	1,262.1	3.1	1,678.2	3.1	1,066.1	2.6

- Belgium – Luxembourg	1,216.7	2.5	1,202.6	2.6	1,133.1	2.8	1,660.6	3.0	984.5	2.4

- Saudi Arabia	1,017.6	2.1	670.0	1.5	579.2	1.4	961.7	1.8	729.7	1.8

- Switzerland	1,104.0	2.3	1,017.7	2.2	748.9	1.8	891.0	1.6	1,227.4	3.0

- South Korea	1,085.5	2.2	1,124.2	2.4	871.1	2.1	1,180.9	2.2	759.5	1.8

- Ukraine	917.8	1.9	988.8	2.2	773.7	1.9	961.8	1.8	757.6	1.8

- Sweden	896.6	1.8	999.4	2.2	1,444.2	3.5	1,439.8	2.6	543.9	1.3

Total	48,558.7	100.0	45,921.4	100.0	40,686.7	100.0	54,502.8	100.0	41,399.1	100.0

(1)	The countries are chosen according to the total import values in the last three years.

Sources: SIS, SPO.

         As of December 31, 2001, Turkey’s gross international reserves were approximately $33,138 million, which would cover 8.9 months of imports. As of December 31, 2001, official reserves of the Central Bank were approximately $18,787 million and commercial bank and special finance house reserves were approximately $10,392 million. In 2001, portfolio investment decreased by $4.5 billion, compared to a $1.0 billion increase in 2000.

OTHER GOODS, SERVICES AND INCOME

         In addition to merchandise exports and imports, Turkey’s current account is also composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

         In 2001, Turkey’s tourism revenues increased by 5.9% to $8.1 billion. See “Economy – Services — Tourism.” In addition, earnings from interest were $2,753 million in 2001, which represented a 2.9% decrease from $2,836 million in 2000.

         Turkey’s receipts from shipment, transportation, investment income, contractors’ earnings, and other official and private services amounted to approximately $7.1 billion in 2001, which represented a decrease of 40.1% from 2000. On the other hand, the debit side for the same services amounted to approximately $5.0 billion, representing a decrease of 28.6% from 2000.

BALANCE OF PAYMENTS

         The following table summarizes the balance of payments of Turkey for the periods indicated:

Table No. 18

Balance of Payments

	1997	1998	1999	2000	2001

	(in millions of dollars)
Current account:

Merchandise exports	32,647	31,220	29,325	31,667	35,258

Exports f.o.b	26,261	26,973	26,587	27,775	31,340

Shuttle trade	5,849	3,689	2,255	2,946	3,039

Transit trade	537	558	483	946	879

Imports f.o.b	-48,005	-45,440	-39,768	-54,042	-39,748

Imports c.i.f	-48,559	-45,922	-40,687	-54,503	-40,410

Non-monetary gold	-1,867	-1,761	-1,079	-1,900	-989

Transit trade	-492	-514	-442	-911	-832

Freight and insurance on imports	2,913	2,757	2,440	3,272	2,483

Trade balance	-15,358	-14,220	-10,443	-22,375	-4,490

Other goods, services and income (credit)	21,273	25,802	18,748	22,320	17,936

Travel	7,002	7,177	5,203	7,636	8,090

Interest	1,900	2,481	2,350	2,836	2,753

Other	12,371	16,144	11,195	11,848	7,093

Other goods, services and income (debit)	-13,419	-15,325	-14,840	-14,989	-13,853

Travel	-1,716	-1,754	-1,471	-1,713	-1,738

Interest	-4,588	-4,823	-5,450	-6,299	-7,134

Other	-7,115	-8,748	-7,919	-6,977	-4,981

Total: trade balance, goods, services and income	-7,504	-3,743	-6,535	-15,044	-407

Private unrequited transfers (credit)	4,552	5,568	4,813	5,011	3,596

Workers’ remittances	4,197	5,356	4,529	4,560	2,786

Other	355	212	284	451	810

Official unrequited transfers	314	159	362	214	207

Workers’ remittances	32	41	47	43	51

Other	282	118	315	171	156

Current account balance	-2,638	1,984	-1,360	-9,819	3,396

Capital account:

Capital, excluding reserves

Direct investment	554	573	138	112	2,769

Portfolio investment	1,634	-6,711	3,429	1,022	-4,515

Other long-term capital

Drawings	9,905	11,505	11,035	17,459	12,614

Repayments	-6,095	-8,174	-10,560	-13,803	-14,350

Deposits with Central Bank (net)	978	654	-131	620	605

Total long-term capital	4,788	3,985	344	4,276	-1,131

Short-term capital

Assets (net)	-1,750	-1,464	-2,198	-1,913	-156

Liabilities (net)	1,743	2,777	3,222	6,113	-11,165

Total	-7	1,313	1,024	4,200	-11,321

Capital account balance	6,969	-840	4,935	9,610	-14,198

Net errors and omissions	-987	-697	1,631	-2,788	-2,122

Overall balance	3,344	447	5,206	-2,997	-12,924

Reserve position in fund	0	0	-112	0	0

Use of fund credits	-28	-231	520	3,351	10,230

Official reserves	-3,316	-216	-5,614	-354	2,694

Total change in reserves	-3,344	-447	-5,206	2,997	12,924

Sources: CBT, SIS.

CURRENT ACCOUNT

         In part because of its proximity to Russia and the other CIS Republics, Turkey benefits from a significant amount of “shuttle trade,” which reflects goods purchased by visitors to Turkey from neighboring countries, principally the CIS Republics, and transported as accompanied baggage for resale in those countries. In 1996, the Central Bank began to account for the “shuttle trade” in its official balance of payments statistics through conducting surveys based on questionnaires submitted to visitors to Turkey for the purpose of conducting “shuttle trade.” These surveys are conducted approximately three times a year in areas where “shuttle trade” activities are most common. The extent of the shuttle trade is determined by correlating the number of foreigners who traveled to Turkey for this activity with the average amount spent on goods by each such foreigner. This methodology has been accepted by the IMF and will be used by Turkey in future reporting of its economic data. See “Economy — Background.”

         In 2001, Turkey experienced an increase of 12.8% and 3.2% in export receipts and shuttle trade, respectively, and a decrease in import (c.i.f.) expenditures of 25.9% in 2001. The decrease of domestic demand and the depreciation of the Turkish Lira positively affected export receipts and shuttle trade, resulting in their decrease; however, the general recession in foreign markets limited this positive effect. The decrease in import (c.i.f) expenditures resulted primarily from the depreciation of the Turkish Lira against other currencies and decreased domestic demand following the February 2001 financial crisis. In 2001, the foreign trade deficit decreased by 79.9% to $4,490 million, compared to 2000. On the services side, net invisible revenues decreased to $4.1 billion in 2001 from $7.3 billion in 2000. In 2001, although tourism revenues increased by 5.9% to $8.1 billion, other services decreased by 40.1%. With the contribution of other goods and services and unrequited transfers amounting to $7.9 billion in net terms, the current account balance showed a surplus of $3.4 billion in 2001.

         In 2000, Turkey experienced an increase in export receipts of 4.5%, an increase in shuttle trade of 30.6% and an increase in import (c.i.f.) expenditures of 34.0%, compared to 1999. Import expenditures, which had a declining trend in 1999, increased in 2000 due to excess domestic demand, as well as the increased international market prices of crude oil, iron and steel. In spite of the rapid rise of imports, exports increased only 4.5% in 2000. The slow increase in exports was primarily due to declining agricultural sector exports, the depreciation of the Euro against the U.S. dollar and the real appreciation of the Turkish Lira. Net revenues from other goods and services, as well as unrequited transfers, increased by 38.3% in 2000, amounting to $12.6 billion. The increase in the services sector was insufficient to compensate for the widening trade deficit. In 2000, the tourism sector recovered and tourism revenues reached $7.6 billion, an increase of 46.8% compared to 1999.

FOREIGN INVESTMENT

         Turkey attaches a high priority to the encouragement of foreign direct investment and provides a variety of incentives to prospective investors. The banking, agriculture and mining sectors have been opened to foreign direct investment, and laws protecting copyrights, patents and trademarks have been passed by the Assembly in an effort to encourage greater foreign direct investment. See “Economy — Intellectual Property.” In 1995, Turkey issued a decree aimed at facilitating foreign investment by reducing government involvement in a number of areas. Under this decree, official approval is no longer required for capital transfers abroad, new share issues overseas by Turkish companies or execution of know-how and technical assistance agreements between Turkish companies and foreign counterparts. In 1995, certain rules relating to offshore borrowing by Turkish companies were relaxed and more generous arrangements regarding investment allowances in respect of Turkish companies were adopted. In addition, Turkey also changed its regulations to allow foreign investors to keep their investment funds in savings accounts denominated in foreign currency, rather than requiring them to convert such funds into Turkish Lira.

         In August 1999, the Assembly passed a law (Law No. 4446) that amended Articles 47, 125 and 155 of the Constitution. The amendment permits national and international arbitration of certain business disputes involving concession agreements for public services. The amendment restricted the role of the High Administrative Court (Danistay) to reviewing the concession contracts and reporting comments. Previously, the High Administrative Court had been empowered to approve the concession contracts and cancel portions of such concession contracts. The Government expects that this amendment, which became effective on August 14, 1999, will encourage foreign capital flows into Turkey.

         Flexible foreign investment policies have been introduced as part of the liberalization of the Turkish economy. The foreign investment legislation provides a more secure environment for foreign capital via support from several bilateral and multilateral agreements granting such investments the same rights and obligations as local capital, while guaranteeing the transfer of profits, fees and royalties and the repatriation of capital. The main features of Turkey’s foreign investment policy can be summarized as follows:

•	National Treatment Principle: Firms and branch offices, established according to Foreign Capital Law and Turkish Commercial Code and registered pursuant to the Turkish Trade Registry, are deemed to be Turkish firms and branch offices.

•	Field of Activity: Foreign investors may engage in all types of industrial, commercial, agricultural and other fields of activity aimed at the production of goods and services, including those in the Turkish private sector.

•	Participation Ratios: There is no limitation in participation ratios of local and foreign partners. A company may be 100% foreign-owned.

•	Portfolio Investments: Foreign investors (including investment trusts and investment funds abroad) can freely purchase and sell all types of securities and other capital market instruments through banks and intermediary institutions authorized by the Capital Market Legislation without any need for further permission.

•	Transfer of Profits, Dividends and Capital Shares: Following the deduction of taxes in accordance with current tax laws, the net profits and dividends received by foreign shareholders of foreign capital entities may be transferred abroad freely. Where shares of foreign shareholders of enterprises with foreign capital are either partially or wholly sold to persons or legal entities that are residents of Turkey, the amounts received or liquidated (in the case of liquidation) will be transferred through banks.

         In addition to the legislation described above, Turkey has been a party to several international organizations and bilateral and multilateral agreements to provide a more securable investment environment for foreign investors like:

•	Turkey is a member of the OECD, WTO, IMF, World Bank and organizations of the World Bank, including Multinational International Guaranty Agency (“MIGA”).

•	Agreements to protect and promote investment have been signed with 66 countries. Forty-five of such agreements are currently in force.

•	Agreements to avoid double taxation are currently in effect with 49 countries.

•	Turkey has been a party to OECD Codes of Capital Movements and Invisible Transactions and the convention on the International Center for Settlement of Disputes.

•	Turkey has been a party to investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights).

         In 1999, the Assembly passed a law for a Constitutional amendment that would permit national and international arbitration of certain business disputes involving concession agreements for public services. In 2000, the related implementation laws allowing international arbitration in contracts involving Turkey and foreign investors were approved by the Assembly.

         In addition, the Government has created a new regulatory framework intended to (a) attract foreign investment in the energy, telecommunication and transportation sectors and (b), in the case of the telecommunications sector, transform the formerly monopolistic structure to a regulated and competitive structure. The Higher Council of Telecommunications was established in 2000 as a supervisory body for the telecommunication industry. Similarly, the Energy Market Regulatory Authority was established to implement the goals of the Natural Gas Market Law.

         The liberalization policies outlined above have fostered increased direct foreign investment flows into the country. While the cumulative foreign capital approvals between 1954-1980 was $280.0 million, this amount reached $31.3 billion at the end of 2001. The leading investors in Turkey are France, Germany, the Netherlands, the United States, Switzerland, the United Kingdom, Italy and Japan.

         The following table sets forth authorized and realized foreign direct investment for the years indicated:

Table No. 19

Foreign Direct Investment

	December 31

	1997	1998	1999	2000	2001

	(in millions of U.S. dollars)
Cumulative authorizations	22,204	23,850	25,550	28,612	31,349

Annual authorizations	1,678	1,646	1,700	3,060	2,738

Annual realizations	1,032	976	817	1,719	3,288

Source: UT.

         The following table sets forth authorized foreign direct investment by sector for which Government permits were granted:

Table No. 20

Foreign Direct Investment by Sector
(Amount of authorized capital)

	1997	1998	1999	2000	2001

	(in millions of dollars)
Agriculture	12.2	5.7	17.2	59.7	134.6

Mining	26.7	13.7	6.8	6.3	29.8

Manufacturing	867.9	1,021.0	1,123.2	1,115.2	1,255.8

Food, beverage and tobacco	138.2	148.6	37.5	30.5	209.7

Cement	33.7	9.4	32.7	33.1	8.8

Chemicals	67.1	271.6	213.1	335.4	43.6

Tire	39.5	40.2	112.3	17.1	13.6

Plastics	28.6	22.7	3.8	30.9	40.6

Forestry products	3.9	1.3	0.3	11.4	0.2

Paper	19.8	3.3	13.8	71.4	0.4

Textiles	85.7	52.3	27.8	45.5	15.2

Glass	1.6	20.4	0.1	0.1	1.8

Clay and cement production	6.0	10.9	10.5	0.1	1.9

Iron-steel	4.5	15.4	8.0	10.0	33.1

Non-ferrous metals	1.9	1.1	10.1	1.8	2.1

Fabricated metal products	1.0	2.5	1.3	4.0	1.9

Machinery	0.3	0.3	4.9	2.0	3.3

Aeronautical	28.6	61.5	52.0	0.0	4.9

Electrical machinery and electronics	132.5	133.8	89.3	78.2	146.6

Transportation equipment	177.9	146.8	368.1	245.5	280.4

Transport related industries	96.2	61.9	108.4	154.7	135.3

Others	1.0	79.7	66.8	43.5	50.5

Services	767.5	605.3	553.2	1,878.6	1,289.5

Trade and commerce	171.8	101.8	36.0	52.8	324.4

Tourism	240.1	51.9	40.0	40.3	86.5

Banking	48.3	72.4	18.7	30.5	355.7

Land transportation	0.6	0.4	3.9	0.0	0.7

Air transportation	12.8	0.1	7.4	0.0	3.3

Marine transportation	0.7	0.6	0.6	1.1	2.7

Investment financing	4.7	54.8	59.0	21.1	79.4

Telecommunications	—	69.7	159.5	948.8	208.0

Others	288.4	253.7	228.0	770.5	228.7

Total	1,674.0	1,645.7	1,700.3	3,060.0	2,738.6

Source: UT.

         Investments in the services sector (based on the amounts for which permits have been granted) accounted for 47.1% of total foreign direct investment for 2001, while manufacturing accounted for 45.9% of such total. In 2001, the Government approved $3.3 billion in foreign direct investment, and the net inflow realized through these permits was $2.7 million.

         The following table sets forth authorized foreign direct investment by country for which permits were granted:

Table No. 21

Foreign Direct Investment by Country
(Amount of authorized capital)

	1997	1998	1999	2000	2001

	(in millions of dollars)
Total OECD Countries	1,410.0	1,562.5	1,541.1	2,568.3	2,470.3

EU of which:

Germany	282.0	329.9	407.3	582.7	319.3

France	104.0	135.5	146.7	37.8	137.7

Netherlands	206.1	352.0	234.6	696.0	635.5

United Kingdom	122.0	44.4	88.4	167.0	506.5

Italy	125.0	128.7	95.2	271.7	33.6

Total EU	1,030.0	1,085.3	1,166.3	1,950.2	1,804.6

Switzerland	50.3	101.6	50.8	35.4	86.1

USA	174.0	297.2	292.5	296.1	316.1

Japan	127.0	17.5	13.9	192.1	258.6

Islamic Countries	56.0	56.8	26.4	49.4	31.8

Other Countries	212.0	26.5	132.8	442.3	236.8

Total	1,678.0	1,645.8	1,700.3	3,060.0	2,738.6

Source: UT.

         In an effort to strengthen further levels of foreign direct investment in Turkey, the Council of Ministers enacted a Decision on December 11, 2001 which sets forth the key areas to be reformed and the structure of such anticipated reform. According to the Decision, the following nine key areas will be reformed: company registration, employment of foreigners, sectoral licensing, land access and site development, taxation and state aids, customs and technical standards, intellectual property rights, foreign direct investment legislation and investment promotion.

CAPITAL ACCOUNT

         In 2001, the capital account balance showed a net outflow of $14.2 billion compared to net inflows of $9.6 billion in 2000 and $4.9 billion in 1999.

         In 2001, net foreign direct investment in Turkey was $2.8 billion, compared to $112 million in 2000, which was a net increase of 2,400%. In 2001, non-residents’ net direct investment was $3.3 billion, which was a net increase of $2.3 billion or 230%, while residents’ net direct investments abroad decreased to $497 million, which was a net decrease of 42.9%. In 2000, direct investment was $112 million, which was a net decrease of 18.8% compared to 1999. Residents of Turkey purchased $788 million net worth of securities abroad in 2001 while non-residents sold $3.8 billion net worth of securities in Turkey in 2001.

         In 2001, portfolio investments resulted in a net outflow of $4.5 billion compared to a net inflow of $1.0 billion in 2000. As a consequence of the liquidation of securities by foreigners during the November 2000 and February 2001 financial crises, sales of securities by non-residents in Turkey amounted to $5.3 billion in November 2000 and $3.8 billion in February 2001.

         Turkey’s net borrowing from international capital markets through bond issuances reached $99 million in 2001, compared to a net borrowing of $6.1 billion in 2000.

         In long-term capital movements, a net outflow of $1.1 billion was registered in 2001, compared to a net inflow of $4.3 billion in 2000. Long-term foreign exchange credit disbursements decreased from

$17.5 billion in 2000 to $12.6 billion in 2001 as a result of the decrease in private sector borrowing. Principal payments increased to $14.4 billion in 2001 from $13.8 billion in 2000. Deposits with the Central Bank decreased from $620.0 million in 2000 to $605 million in 2001.

         Short-term capital movements had a net outflow of $11.3 billion in 2001 compared to a net inflow of $4.2 billion in 2000.

         FX deposit accounts, which decreased by $640 million in 2000, further decreased by $1.4 billion in 2001. The decrease can be attributed to a decrease in non-resident banks’ foreign exchange deposit accounts. Trade credits showed a net outflow of $1.9 billion in 2001 compared to a net inflow of $797 million in 2000. Deposit accounts increased by $640 million in 2000 due to an increase in the corresponding accounts of foreign banks and deposits with banks. The foreign exchange holdings of banks decreased by $927 million in 2001, compared to an increase of $1.7 billion in 2000.

         The official reserves of the Central Bank decreased by $2.7 billion in 2001, compared to an increase of $354 million in 2000 and $5.6 billion in 1999.

INTERNATIONAL RESERVES

         Over the last decade, Turkey has substantially increased its international reserves (including official reserves of the Central Bank, reserves held by commercial banks and gold), which are primarily denominated in U.S. dollars. Since 1996, net international reserves have increased steadily, reaching $34.1 billion as of December 31, 2000. After the February 2001 financial crisis, net international reserves decreased and, as of December 31, 2001, settled at $30.2 billion.

         The following table presents the level of international reserves at the dates indicated:

Table No. 22

International Reserves

	Gold(1)	Central Bank(2)	Commercial Banks(3)	Gross Reserves	Overdraft	Net Reserves

	(in millions of dollars)
1997	1,124.4	18,418.8	7,625.1	27,168.3	30.2	27,138.1

1998	1,012.0	19,721.0	8,772.9	29,506.0	7.4	29,498.6

1999	1,011.0	23,177.4	9,568.8	33,757.2	5.9	33,751.3

2000	1,005.9	22,172.2	11,006.9	34,185.0	25.6	34,760.0

2001	1,032.1	18,787.1	10,392.4	30,211.8	19.9	30,191.7

(1) For 1997 $300 per ounce, for 1998-99 $270 per ounce, for 2000 $269 per ounce, and for 2001 $276.5 per ounce.

(2) Includes Turkish defense fund (as of May 2002, the fund amount is $426 million).

(3) Includes all commercial banks (foreign and domestic) doing business in Turkey.

FINANCIAL SYSTEM

THE CENTRAL BANK

         The Central Bank (Türkiye Cumhuriyet Merkez Bankasi) was established in 1930 and performs the traditional functions of a central bank, including issuing banknotes, implementing Government exchange rate and monetary policies, supervising various aspects of the banking system and advising the Government as to financial matters. The objectives of the Central Bank are set in consultation with the Undersecretariat of Treasury (the “Treasury”). The Board of the Central Bank is appointed by the Government. The Central Bank exercises its powers and is responsible for its affairs within the bounds of applicable law and the Government’s defined policies.

         The Central Bank is responsible for developing and implementing the Government’s monetary policy. In addition to being the sole regulator of the volume and circulation of the national currency, it controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market. The Central Bank has the exclusive right to issue banknotes in Turkey.

         Within the framework of legislation and the Republic’s overall economic objectives, the Central Bank manages and controls the official gold and foreign exchange reserves. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments and institutions of high credit quality. The Central Bank is also required to determine and protect the parity of the national currency with gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also may engage in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

         The Central Bank and the Treasury signed an anti-inflation protocol in 1997 that established the manner in which short-term cash advances to the Treasury are given. As a result, the Central Bank obtained more autonomy to determine interest rates and monetary policy. The Treasury also agreed to safeguard the Central Bank’s monetary program. According to the protocol, the Treasury has to repay all short-term cash borrowed from the Central Bank at the end of each month so that the amount of short-term cash advances to the Treasury in the Central Bank’s monthly balance sheet is zero at the end of each month.

         On May 5, 2001, the Law to Ensure Central Bank Independence was enacted to, among other things, ensure the independence of the Central Bank and improve accountability and transparency. The Monetary Policy Committee was established to set Turkey’s inflation targets, safeguard the Turkish Lira against foreign exchange rates and determine the exchange rate regime. The new law prohibits the Central Bank from making cash advances to the Treasury. Moreover, the Central Bank is no longer permitted to provide credit lines to public institutions.

MONETARY POLICY

         1997.  The main goal of monetary policy in 1997 was to maintain price stability in financial markets. The stability target was reflected in the balance sheet, as reserve money was created only against the increase in net foreign assets. The cash credit to the public sector, which is the main constituent of domestic assets, continued its declining trend in 1997. Being the lender of last resort, the Central Bank applied interest rates above the market rates while providing liquidity to the market. In 1997, compound interest rates fluctuated between 83% and 122% and in May 1998, fell to 92%. In 1997, monetary aggregates M1, M2 and reserve money declined, whereas MY2 increased in real terms. The exchange rate policy in 1997 was based on stability in the real exchange rates.

         1998.     The primary goal of the Central Bank’s 1998 monetary policy was to contribute to the Government’s policy of reducing the inflation rate by implementing an exchange rate policy that was consistent with the inflation target and by controlling reserve money on the liability side of its balance sheet.

         Target bands for the growth of reserve money were announced in January and April 1998 for the first and second quarters of the year, respectively. The growth rate of reserve money was targeted to be 18-20% for the first quarter and 14-16% for the second quarter, producing a cumulative increase of 34-39% for the first half of the year. Reserve money grew by 17.3% in the first quarter and 13.1% in the second quarter, which were below the lower limit of the targeted band.

         In June 1998, Turkey entered into a Staff Monitored Program (the “SMP”) with the IMF, pursuant to which the Central Bank adopted new definitions of net domestic assets and reserve money. In line with the SMP, the Central Bank planned to conduct its monetary and exchange rate policy consistent with the targeted inflation in the second half of the year. Considering the uncertainties regarding the demand for base money and the reserve money multiplier in a period of declining inflation, the Central Bank shifted its target from reserve money to its net domestic assets for the second half of 1998. In this regard, the Central Bank aimed to keep the expansion of net domestic assets under tight control and to reduce its intervention in the money market. However, due to adverse external developments resulting from the economic crisis in Russia, the Central Bank intervened heavily in the foreign exchange market and raised interest rates in order to provide stability for the currency. This produced a decrease in official reserves. In addition, the Russian economic crisis limited the ability of the Treasury to obtain financing in the international markets, which resulted in an increased demand for Turkish Lira.

         In order to increase the liquidity of the markets, the Central Bank allowed a more rapid expansion of net domestic assets during the third quarter of the year. In October 1998, the year-end target for net domestic assets under the SMP was revised to TL700 trillion from negative TL1,514 trillion. Nonetheless, net domestic assets at year-end 1998 stayed below the targeted level and registered as TL579.4 trillion, compared to TL142 trillion at year-end 1997. In 1998, M2 and MY2 grew by approximately 102% and 90%, respectively, as compared to year-end 1997.

         1999.     The Central Bank’s monetary program announced at the beginning of 1999 was aimed at preserving its international reserve level and maintaining the gain achieved through decreasing inflation. The Central Bank declared that its exchange rate policy would be conducted in accordance with the estimated inflation rate in 1999 in order to prevent appreciation of Turkish Lira, while the exchange rate policy would be conducted by taking into consideration the sustainability of the current account and inflation.

         In line with the launch of the Euro on January 1, 1999, the Central Bank replaced the Deutsche Mark with Euro in the foreign exchange basket against which it measures the Turkish Lira. Beginning in 1999, the foreign exchange basket consists of $1.00 and 0.77 Euro rather than DM 1.5.

         In the first quarter of 1999, due to a rapid increase in net foreign assets and a moderate increase in reserve money, the realized figure for net domestic assets was below the targeted level. In the first half of 1999, the decline in net domestic assets and the gradual increase in net foreign assets due to the rise in foreign exchange reserves continued as a result of the decrease in net domestic credit extension, the decrease in the Central Bank’s funding through open market operations and the Central Bank’s intensive foreign exchange purchases. Open market operations declined by approximately 53%, reflecting the Central Bank’s policy decision in favor of obtaining liquidity through foreign exchange purchases rather than open market operations.

         During the IMF’s visit for Article IV consultations in connection with the SMP in June 1999, new net domestic asset targets for the end of third and fourth quarters of 1999 were set at TL1,000 trillion and TL1,100 trillion.

         The Central Bank decreased its bid/ask quotations in the interbank money market to 46%-74% on July 5, 1999 and to 55%-70% on September 8, 1999 in order to prevent fluctuations in the financial markets. Such quotations were not changed again until the end of 1999.

         Within the context of the Stand-By Arrangement with the IMF, the Central Bank operates the monetary policy by specifying a ceiling for net domestic assets and a floor for net international reserves The ceiling for net domestic assets and the floor for net international reserves are two performance criteria set by the Stand-By Arrangement. With the SMP of the IMF in February 1999, net domestic assets became the target variable, and the upper limits were fixed for March and June 1999. The targeted level for net domestic assets was set at TL800-900 trillion in the first quarter of 1999, TL1,000 trillion in the second quarter, TL-1,000 trillion in the third quarter and TL-1,100 trillion in the fourth quarter.

         During 1999, reserve money increased by 97.1% from TL3,486 trillion to TL6,870 trillion. As of the end of 1999, due to the increase in net foreign assets and the moderate increase in reserve money, net domestic assets had decreased from TL579 trillion to negative TL932 trillion. The nominal increase in net foreign assets was 168% compared to the end of 1998. The nominal rate of increase in base money was 83.7%. Net domestic assets decreased throughout 1999 until November 1999. Net domestic assets increased in November and December 1999 as a result of the liquidity requirements that were imposed on banks. The value of net domestic assets was TL-932 trillion as of December 31, 1999.

         In the first two weeks following the August 17, 1999 earthquake, international reserves decreased by $1 billion and the demand for Turkish Lira prompted the Central Bank to provide liquidity through open market operations.

         The nominal devaluation rate of the foreign exchange basket was 60.9% in 1999, while WPI inflation was 62.9% in the same period. The real effective exchange rate calculated on the basis of wholesale prices declined by approximately 1.7% at the end of 1999 compared to the end of 1998.

         2000.     The monetary and the exchange rate policies implemented in 2000 differed from previous policies because they were explicitly directed towards disinflation as part of the Stand-by Arrangement with the IMF. Within the framework of the monetary policy, the annual depreciation path of the Turkish Lira against the foreign exchange basket of $1.00 and EURO0.77 was determined for the year 2000.

         The upper limits on net domestic assets, excluding the revaluation account and the band around net domestic assets, were also important issues of the monetary policy. In practice, the quarterly ceiling values for net domestic assets were set at TL-1,200 trillion and such values were determined as the performance criteria in the context of the Stand-By Arrangement. The band around net domestic assets, which was determined for each quarter in accordance with the realized base money stock at the end of the preceding quarter, provided less room for intervention by the Central Bank. It was presumed that increases in base money demand would be met by capital inflows, which would be viewed as increases in net foreign assets on the Central Bank balance sheet.

         In 2000, the required reserve ratio for Turkish Lira denominated deposits was decreased from 8% to 6% and the remaining 2% was held as free deposits at the Central Bank. Because the banking system was allowed to hold these free deposits in a weekly averaging plan (as opposed to a daily plan), the banks were provided more flexibility in their liquidity management. The Central Bank offset changes in net credits to the public sector in the Central Bank balance sheet in order to maintain net domestic assets in the predetermined band, except on religious holidays, which are possible periods of increases in the demand for base money.

         In accordance with the band around net domestic assets, the Central Bank’s bid/ask quotations in the interbank money market were announced on a daily basis and were changed frequently in consideration of the liquidity of the market in 2000. In previous years, changes in bid/ask quotations were made much less frequently. In 2000, the difference between ask quotations and bid quotations was much wider than in previous years so as to discourage banks from using Central Bank funds through the interbank money market unnecessarily and eliminate the possibility of disturbing the values of net domestic assets at the end of each day.

         Between January 2000 and the end of November 2000, the Central Bank maintained net domestic assets in line with what was determined by the Stand-by Arrangement. The daily net domestic asset values remained within the predetermined band, except for the religious holiday in March 2000, and the end of quarter values of net domestic assets were realized below the predetermined upper limit of TL1,200 trillion.

         During late November and early December 2000, Turkish financial markets experienced a period of high volatility. Financial difficulties of one medium-sized bank, which was subsequently taken over by the SDIF, and the sell-off by that bank of large stocks of government paper in the secondary market led primary dealers to suspend the posting of rates on government paper. The suspension triggered massive capital outflows, despite the rise in interest rates to up to 200% per year. At the same time, the Central Bank increased the supply of net domestic assets through open market operations, the interbank money market and fixed rate quotations in an effort to alleviate the effects of excessively high interest rates on the banking system. These events, in the context of weaker international market sentiment for emerging economies, led to the Government’s loss of approximately $6.0 billion of foreign exchange reserves. On November 30, 2000, the Central Bank announced that it would no longer provide liquidity to the market in order to stop the loss of foreign exchange reserves. Overnight interest rates rose very rapidly, however, to over 800%.

         Following the November 2000 financial crisis, the demand for foreign exchange continued despite increased interest rates. There was a partial improvement in the financial market after the announcement of the SRF from the IMF in December 2000. See “Economy—Financial Crises—November 2000.”

         At the end of 2000, the value of net domestic assets (excluding the revaluation account) exceeded the requirements of the predetermined band and was TL2,366 trillion, primarily due to the increase in liquidity demand after the financial crisis in November 2000 and the rapid increase in liquidity demand in the markets as a result of the religious holiday in late December. As a result of the unsystematic increase at the end of 2000, the net domestic asset value subject to the performance criteria was determined as the average of December 11, 2000 and January 11, 2001. The new performance criteria on net domestic assets for the end of 2000, which was set at TL1,650 trillion, were satisfied with TL1,060 trillion in 2000.

         In 2000, base money increased by 49% in nominal terms from TL3,879 trillion to TL5,788 trillion. The real rate of growth in base money was 7%. Foreign assets increased 17% in the period between January and mid-November 2000. However, the November 2000 financial crisis resulted in a loss of gross foreign exchange reserves and foreign assets decreased. The annual rate of change in net foreign assets by the end of 2000 was -49% in terms of U.S. dollars. The quarterly floors set as the performance criteria for net international reserves in the first two quarters of 2000 were met. In the second half of 2000, the end-of-quarter values of net international reserves were realized higher than the floors. However, the end of year indicative floor value was subject to a revision after the November 2000 financial crisis.

         In 2000, the rate of increase in the exchange rate basket was 20% in accordance with the preannounced rate. The rates of depreciation of the Turkish Lira against the US dollar and the Euro were 24.4% and 14.1%, respectively, in the year 2000. As of December 2000, the real effective exchange rate based on the wholesale prices decreased by approximately 4.2%.

         2001.     Following the November 2000 financial crisis, the Government announced a new monetary and exchange rate program pursuant to which targets for net domestic assets and net international reserves were determined and the exchange rate policy was clarified. It was decided that the exchange rate policy would be the same as it had been before the November 2000 financial crisis. The predetermined daily exchange rate path was announced for the January-June period and the “progressively widening band” around the central exchange rate path was determined.

         New financial problems arose on February 19, 2001. The Central Bank raised overnight interest rates, with rates at one point reaching over 4,000%, and, by February 23, 2001, Central Bank reserves had declined by $5.3 billion. On February 22, 2001, the Government allowed the Turkish Lira to float freely against other currencies, rather than keeping it loosely pegged to the U.S. dollar and the Euro under the so-called “crawling peg” regime established by the Stand-By Arrangement. The floating of the Turkish Lira effectively allowed a devaluation of the Turkish Lira, which fell nearly 30%, and the Central Bank was forced to inject $4.5 billion, or one-sixth of its cash reserves, into the currency markets. Consumer prices also rose. After the floating of the Turkish Lira, the Central Bank began to meet the Turkish Lira requirements of the markets in order to ensure the functioning of the payment system. Consequently, short-term interest rates, which had skyrocketed to over 2000%, decreased to around 80%.

         On April 14, 2001, the former Minister of Economy, Mr. Dervis, announced a program aimed at restoring confidence in Turkey’s economy. Under this program, public spending was to be cut for the rest of 2001, bureaucratic hiring and wages were to be frozen, and the Turkish Lira would continue to float against other currencies.

         Monetary and exchange rate policy in 2001 was conducted in the framework of a floating exchange rate regime. The Law to Ensure Central Bank Independence (enacted on May 5, 2001) gave the Central Bank, among other things, full operational independence to pursue price stability and to shift to inflation targeting by year-end 2001. The short-term interest rate became the main monetary policy instrument and was used actively to curb the inflationary pressures. The Central Bank actively withdrew the excess liquidity, which was injected to the market as a result of banking operations undertaken to manage the November 2000 and February 2001 financial crises through reverse repurchases and FX sales. As a result, the impact of the excessive increase in net domestic assets to the base money was prevented and monetization was not allowed.

         Prior to the September 11, 2001 terrorist attacks in the United States, monetary and foreign exchange markets were relatively stable, compared to the previous months. However, on the days following the terrorist attacks, the rate of depreciation of the Turkish Lira rose and the interest rates rose. The Central Bank announced that it would meet the liquidity requirements of the markets if necessary and the Central Bank dropped the upper quotation on interest rates. The announcement of the macroeconomic targets and budgetary aggregates, together with international support to Turkey, increased the possibility of additional external financing from the IMF. The Government agreed to the measures necessary to reach the primary surplus of 6.5% of GNP for 2002. In addition, the IMF announced the approval of the 2002-2004 Stand-By Arrangement, which would provide $14.3 billion in financing support for the 2002-2004 period. These two positive developments resulted in the decrease of interest rates to 70% and the decrease of exchange rates to pre-September 11, 2001 levels.

         The annual inflation rate measured on the basis of CPI dropped to 33.4% in February 2001, the lowest level of the last 14 years. Due to the sharp depreciation of the Turkish Lira at the end of February 2001 and the increase in the prices of public goods and services, consumer prices began to rise again. Consequently, the inflation rate was 68.5% in 2001.

         The end of year targets of the Central Bank were met in 2001. The net domestic assets average for the last five working days of December was realized as TL19,493 trillion, which was below the ceiling of TL22,400 trillion. The decline in net international reserves during November-December 2001 amounted to $1,730 million, which was below the performance criteria set as $3,546 million. The base money average for the last five working days of December was realized as TL7,642 trillion, which was below the performance criteria set as TL7,750 trillion.

         The real effective exchange rate calculated on the basis of wholesale prices declined to 87.5% in the first quarter of 2001, and, by the last quarter of 2001, reached 98.3%. Annual depreciation of the Turkish Lira was 115.3% against the U.S. dollar and 107.1% against the Euro. During the February 2001 financial crisis, the overnight compound interest rates climbed to unprecedented levels and, in the aftermath of the financial crisis, ended the year at 80.0%. Annual nominal growth rates for monetary aggregates during 2001 were observed as 34.9% for M1, 43.2% for M2 and 82.2% for M2Y. In real terms, there were contractions of 20% for M1 and 15% for M2, whereas M2Y expanded 8.1%.

         The following table presents trends in monetary aggregates and selected Central Bank balance sheet information for the dates indicated:

Table No. 23

Selected Central Bank Balance Sheet Data

	As of December 31

	1997	1998	1999

	(in billions of Turkish Lira)
Assets	2,155,405	2,570,846	6,322,754

Net Foreign Assets	1,791,137	2,907,004	7,829,838

Foreign Assets	4,336,722	7,204,082	14,526,524

Foreign Liabilities	2,545,585	4,297,078	6,696,686

Central Bank claims on:

Public Sector	699,024	355,114	(247,385)

Deposit Money Banks and other Financial Institutions plus net other items	(334,756)	(691,272)	(1,259,699)

Liabilities	2,155,405	2,570,846	6,322,754

Domestic Liabilities	1,507,438	2,043,554	4,735,654

FX Deposits of Non-Banks	703,959	668,292	1,723,362

FX Deposits of the Banking Sector	803,479	1,375,262	3,012,292

Reserve Money	1,186,387	2,145,718	3,932,210

(of which: Currency Issued)	758,878	1,328,542	2,390,748

Deposits and Other Liabilities of the Central Bank	(538,420)	(1,618,426)	(2,345,110)

         In 2000, the Central Bank implemented a restructured balance sheet, called the Stand-By Balance Sheet, and changed certain definitions concerning monetary aggregates. Balance sheet items for 2000 are no longer presented in the above format. Beginning in 2000, balance sheet items will be presented in the format shown below:

	As of December 31

	2000	2001

	(in trillions of Turkish Lira)
Asset	16,903.4	60,089.5

Foreign Assets	18,004.0	34,409.6

Domestic Assets	(1,100.6)	25,680.0

Cash Operations	(416.0)	25,664.1

FX Revaluation Account	(875.2)	(174.8)

IMF Emergency Assistance	190.6	190.6

Liability	16,903.4	60,089.5

Total Foreign Liabilities	15,923.6	50,220.7

Liabilities to Non-Residents	10,406.0	36,733.2

Liabilities to Residents	5,517.6	13,487.5

Central Bank Money	979.9	9,868.8

Reserve Money	5,949.3	7,975.9

Currency Issued	3,772.4	5,282.7

Deposits of Banking Sector	2,015.5	2,520.2

Extra Budgetary Funds	115.7	104.2

Deposits of Non Banking Sector	45.7	68.9

Other Central Bank Money	(4,969.5)	1,892.9

Open Market Operations	(5,218.6)	1,244.0

Deposits of Public Sector	249.2	649.0

Key Monetary Aggregates

	As of December 31

	(in trillions of Turkish Lira)
	1997	1998	1999	2000	2001

M1	1,581.2	2,562.5	4,272.0	6,746.5	11,128.8

M2	5,658.8	11,423.2	21,992.7	31,109.3	46,329.1

M2Y (M2 + foreign exchange deposits at commercial banks)	10,664.1	20,212.7	40,153.6	56,046.3	105,654.6

Source: CBT.

         The following table presents the discount rates of the Central Bank for the dates indicated:

Table No. 24

Discount Rates

Year	Discount Rates

1997	67%

1998	67%

1999	60%

2000	60%

2001	60%

EXCHANGE RATES AND EXCHANGE POLICIES

         Beginning in November 1995, the exchange rate policy of Turkey was to devaluate the Turkish Lira in line with WPI inflation against a foreign currency basket consisting of $1.00 USD and DM 1.50. In 1998, the Central Bank adopted an exchange rate policy consistent with the Government’s policy of reducing the inflation rate. The value of the currency basket consisting of $1.00 and DM 1.50 increased by 58.1% against the Turkish Lira, compared with the 54.3% increase in wholesale prices, in 1998. In 1999, the Central Bank replaced the Deutsche Mark with the Euro in the foreign currency basket, so that the basket now consists of $1.00 and EURO 0.77.

         Pursuant to the terms of the Stand-by Arrangement, the exchange rate for the following 12 months was announced on a daily basis, providing an anchor for inflation expectations. A gradual shift toward a more flexible exchange rate regime was intended to begin on July 1, 2001, with the introduction of a progressively widening band around a central exchange rate path; the progressively widening band was referred to as the “crawling peg.” The width of the band was expected to gradually expand from 7.5% for the period July-December 2001, to 15% for the period January-June 2002, to 22.5% for the period July-December 2002. The exchange rate was expected to become freely floating beginning in 2003. However, as a result of the February 2001 financial crisis, the Government allowed the Turkish Lira to float freely against other currencies in late February 2001, rather than keeping it loosely pegged to the U.S. dollar and the Euro under the “crawling peg” regime. See “Economy—Financial Crises—February 2001” and “Financial System—Monetary Policy.”

         Currently, the Central Bank does not implement a fixed or managed exchange rate regime, nor does it attempt to keep the exchange rate targeted to economic fundamentals. The exchange rate is determined freely in the foreign exchange market. Intervention by the Central Bank is rare because the Central Bank’s intervention is limited to extremely volatile movements. Any discretionary interventions by the Central Bank are not expected to affect the long-term stability of the exchange rate, but will only occur to counterbalance excessive exchange rate volatility.

         The following table displays the average and the period-end rates of exchange of Turkish Lira per U.S. Dollar, Deutsche Mark, Japanese Yen and against a currency basket consisting of $1.00 and DM 1.50 (for the period through 1999) and $1.00 and EURO 0.77 (for 2000 and 2001):

Table No. 25

Exchange Rates(1)

				Turkish Lira
		Turkish Lira	Turkish Lira	per Currency
	Turkish Lira	per Deutsche	per Japanese	Basket $1.00 +
Period Average	per U.S. Dollar	Mark	Yen	DM1.5

Year
1997	152,804.88	87,789.50	1,262.73	284,489.13

1998	262,304.22	149,854.58	2,016.60	487,086.10

1999	422,152.48	228,969.86	3,752.31	765,607.26

2000	626,711.58	294,867.50	5,818.89	1,070,778.80	(2)

2001	1,231,322.05	561,888.54	10,108.99	2,077,520.10	(2)

Period End

At December 31st

1997	205,740.00	114,790.00	1,588.00	377,925.00

1998	314,230.00	188,240.00	2,730.00	569,590.00

1999	542,703.00	278,506.00	5,309.00	960,462.00

2000	675,004.00	317,790.00	5,981.00	1,153,592.88	(2)

2001	1,446,510.00	651,504.00	11,045.00	2,427,667.87	(2)

(1)	Central Bank foreign exchange selling rates.

(2)	The basket consisting of $1.00 and EURO0.77.

Source: CBT.

BANKING SYSTEM

         In addition to the Central Bank, 56 banks were operating in Turkey as of August 2002, including 14 investment and development banks (one of which is a clearing bank) and 42 commercial banks. The banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency.

         Of the 42 commercial banks, three are state-owned banks, 20 are domestically owned private banks, 15 have 50% or more of their shares owned by foreign shareholders or are branches of foreign banks and the remaining four banks are currently under the control of the SDIF. As of December 2001, the state-owned and private domestic deposit banks (excluding branches abroad) held 31.2% and 57.2% of the total assets of all banks, respectively, while foreign owned banks and branches of foreign banks together held 2.9% of the total assets of all banks. Investment and development banks held 4.8% of the assets of the banking sector as of December 2001.

         Banking Reform

         In June 1999, the Assembly passed a banking reform law, the Banks Act (Law No. 4389, as amended by Law No. 4491). The legislation was established to further align Turkish banking regulations with EU directives. The law was intended to establish rules and procedures governing incorporation, management, transactions, mergers, liquidation and supervision of banks in order to ensure efficiency in the credit system and increase confidence and stability in the financial markets. The law also provided for the establishment of the BRSA, an independent public entity with administrative and financial autonomy that supervises financial institutions. Major areas of change include reduced lending limits, closer monitoring of problem banks, acceleration of the liquidation of problem banks and increased effectiveness of supervision through the BRSA.

         As a result of the Banks Act, the Turkish banking system is under the supervision of the BRSA. The Banking Regulation and Supervision Board of the BRSA was appointed on March 31, 2000, but did not begin operations until August 31, 2000.

         Savings deposits at banks are insured by the Savings Deposit Insurance Fund, or the SDIF, which is managed and represented by the BRSA. In addition to providing deposit insurance, the SDIF has the authority to take over financially troubled banks and is responsible for restructuring and increasing the financial soundness of such banks. In addition, to strengthen the financial status of the SDIF, new entrants into the banking sector have to pay an entrance fee to the SDIF; the entrance fee is equal to a percentage of the minimum capital requirement of the bank.

         Since 1984, most of the state-owned banks have typically run losses because of their specialized public policy functions, such as the granting of subsidized loans to farmers and small businesses. For example, as of December 2000, 32.3% of the loans of state owned banks were granted at below market rates. As part of the reform process which began in 1999, state-owned banks now have no duty to grant subsidized loans to farmers and small businesses unless resources are designated to such state-owned banks by the Government. The transactions that the state-owned banks are obligated to undertake and that appear in their interim balance sheets have been covered by the Treasury within the framework of “special duty losses.”

         Of the 20 taken over by the SDIF:

•	Six banks (Sumerbank, Egebank, Yasarbank, Yurt Bank, Bank Kapital and Ulusal Bank) were combined into a transition bank, Sumerbank, which was sold on August 10, 2001;

•	Three banks (Etibank, Interbank and Esnbank) were combined into another transition bank, Etibank;

•	Three banks (Etibank, Iktisat Bank and Kentbank) were merged into another transition bank, Bayindirbank;

•	Four banks were sold to the private sector and foreign investors;

•	Four banks (Bayindirbank, Toprakbank, Tarisbank and Pamukbank) were under the control of the SDIF as of August 2002.

         Following SDIF takeover, the banks are operationally restructured to improve organization, technology, human resources, financial control, planning, risk management and service quality. They are fully recapitalized with Government securities that bear market interest rates. A portion of the securities received by these banks is sold to the Central Bank and the proceeds are used to repay overnight debt. Most of these overnight exposures have already been eliminated. The Central Bank eliminates the liquidity through reverse repurchases and Treasury borrowing. The management of very short-term debt of the public sector has been shifted to the Central Bank. As a result, the cost of financing the very short-term debt has been lowered, the maturity of the debt has been lengthened and the balance sheet of these banks has been reduced. Significant improvements were made towards reducing the number of bank branches and personnel.

         As of January 31, 2002, the number of personnel in SDIF banks had decreased by 42.8% (13,924 people) compared to the date of transfer. The number of branches of SDIF banks, which was 1,619 at the date of transfer, was reduced to 856 by January 31, 2002. Excluding the sold banks, the number of branches fell to 502 from 982 during the same period. A detailed strategic and organizational implementation plan regarding operational restructuring of Ziraat Bank and Halk Bank was adopted and approved by the Assembly and the Council of Ministers. The Council of Ministers’ Decree, published on February 1, 2001, contemplated a reduction of the number of branches and employees by 897 and 16,000 respectively by the end of June 2002. By July 31, 2002 the number of employees was reduced by 14,495 and by June 30, 2002 the number of branches was reduced by 788.

         As of December 2001, 6,110 of institutional and 63,717 of individual loan files, with a total book value of TL3.7 quadrillion, were transferred to the Collection Department of the SDIF. TL315 trillion and $24.8 million were paid to the banks in return for the net book value of the transferred loans. A collection of $903.5 million was realized by SDIF banks between their date of transfer and December 2001. 164 branches of Etibank, Kentbank and Iktisat Bank, which are in the liquidation process, were sold to other banks. 1,253 bank employees were also transferred to the purchasing banks.

         State banks’ claims on Treasury arising from the subsidized lending (duty losses) and the interest accrued to such losses were securitized in 2001. The Treasury supplied Government bonds of TL23 quadrillion in 2001 to securitize the state banks’ receivables from the Government. Existing regulations that permitted subsidized lending through state banks (creating duty losses) were annulled in order to prevent the generation of new duty losses. State banks provided liquidity through the outright sale of government securities or repurchase transactions made with the Central Bank and eliminated their short-term liabilities to private banks and clients, which was approximately TL8.5 quadrillion on March 16, 2001. State banks’ borrowing through repurchase transactions with the Central Bank also declined from TL5.5 quadrillion on March 2001 to TL1.9 quadrillion as of January 18, 2002. The Treasury contributed to the stabilization of the liquidity position and cash inflow of state banks through early redemption of Government securities, which helped ease the pressure on short-term borrowing.

         Since March 2001, the Treasury has injected securities and cash to state banks in order to strengthen their capital base. As a result, paid-in capital of the state banks rose from TL477 trillion in December 2000 to TL3.4 quadrillion in December 2001, while shareholders’ equity rose from TL712 trillion to TL4.1 quadrillion during the same period.

         Despite the sharp increase in non-performing loans, the capital adequacy ratio of state banks improved considerably in 2001. This improvement resulted from capital injections and the increase in the share of Government securities. The significant reduction in short-term liabilities and the strengthening of the capital base contributed to the elimination of distortions created by state banks in the deposit market. State banks were able to reduce average deposit rates to 57% in December 2001 from 70% in December 2000. During the same period, interest rates on FX deposits decreased considerably. State banks became more prudent in identifying risky loans and began to set aside reserves for such loans. Non-performing loans of state banks rose to TL3,365 trillion in December 2001 from TL1,017 trillion in December 2000, while reserves for non-performing loans increased to TL2,301 trillion from TL296 trillion during the same period.

         SDIF banks sold TL4,115 trillion of Government bonds to the Central Bank and eliminated their short-term liabilities.

         In 2001, TL824 trillion of Government securities were redeemed through cash payment, while TL995 trillion were cancelled and returned to the Treasury. In 2001, TL1 quadrillion and TL1.2 quadrillion were transferred from the SDIF’s own reserves to SDIF banks in the form of capital and deposits, respectively. SDIF banks eliminated their short-term liabilities to clients and private banks by using funds generated through the sale of TL4.2 quadrillion special issue bonds to the Central Bank. Since March 2001, SDIF banks’ deposit interest rates were uniformly determined and were below the interest rates on Government securities. A portion of the deposits of SDIF banks was sold to other banks through a series of auctions, backed by matching Government securities portfolios. Auctions were conducted with separate bidding processes for TL and FX deposit pools. As a result of such auctions, TL479 trillion in Turkish Lira and $2,587 million in FX denominated deposits were transferred to eight private banks.

         “Duty losses” of state banks were eliminated and loss generating duties can no longer be assigned to banks. In addition, a politically independent board for the state banks composed of professional bankers was established.

         Banking Standards

         In 1996, the Uniform Chart of Accounts and accounting standards were revised, bringing those standards in line with the International Accounting Standards, except for the standard on inflationary accounting. Full adoption of the International Accounting Standards including inflationary accounting was completed by July 2002.

         A communiqué on the principles of the preparation and announcement of consolidated financial tables by banks was published in May 1997. The communiqué requires that banks that (a) are the parent company of a group of financial institutions, (b) hold exclusive or joint controlling power (with other financial institutions in the group) over one or more of the financial companies in the group or (c) hold significant influence over these companies prepare consolidated financial statements for themselves and the other financial institutions in the group. Such banks established in Turkey are required to consolidate the statements of the financial institutions that are members of such a group, regardless of their country of origin and field of expertise. The rules applying capital adequacy ratio requirements and foreign exchange exposure limits on a consolidated basis were issued in December 1999.

         According to the Decree on Loan Loss Provisioning (Decree No. 99/13761 effective December 21, 1999 and amended on January 31, 2002), banks, including branch offices abroad, must classify their loans and all other receivables into one of the following five categories: (i) standard credits and other receivables, (ii) credits and other receivables subject to close scrutiny, (iii) credits and other receivables with a limited possibility of collection, (iv) doubtful loans and other receivables, and (v) credits and other receivables that qualify as a loss. Collateral is classified into four groups according to its liquidity. The Decree on Loan Loss Provisioning also requires banks to maintain a general reserve of 0.5% of their group (i) and (ii) credits and 0.1% of their non-cash credits.

         In June 1998, capital against weighted risk assets and off-balance sheet items were brought into line with the EU directives by a communiqué on capital adequacy of banks. In 2001, the capital adequacy ratios for all banks operating in Turkey averaged 18.8% in 2001 and the capital adequacy ratios for state-owned deposit banks in Turkey averaged 34.7%.

         The following table sets forth the capital adequacy ratios for all banks operating in Turkey and for the state-owned deposit banks:

Table No. 26

	Capital adequacy
	at end of period

		State-owned
	All banks	deposit banks

	(percentage)
Q1, 1997	13.2	11.9

Q2, 1997	13.4	13.2

Q3, 1997	12.1	9.7

Q4, 1997	12.6	12.6

Q1, 1998	12.8	12.8

Q2, 1998	14.0	11.6

Q3, 1998	14.6	12.7

Q4, 1998	12.6	8.6

Q1, 1999	13.9	7.4

Q2, 1999	14.3	8.5

Q3, 1999	14.2	8.2

Q4, 1999	15.3	11.8

Q1, 2000	13.2	10.4

Q2, 2000	6.8	9.7

Q3, 2000	8.4	7.9

Q4, 2000	13.4	7.8

Q1, 2001	3.2	10.4

	Capital adequacy
	at end of period

		State-owned
	All banks	deposit banks

	(percentage)

Q2, 2001	19.7	19.8

Q3, 2001	15.9	26.9

Q4, 2001	18.8	34.7

Source: UT.

         In August 1999, the overall foreign exchange open position that a bank may hold was limited to 20% of its capital base in order to limit foreign exchange exposure risks, effective on January 1, 2000. Also, in August 1999, the banks’ required levels of general reserves were reduced from 1.0% to 0.5% of total cash credits and from 0.2% to 0.1% of total non-cash credits.

         As a result of the November 2000 and February 2001 financial crises and the June 2001 debt swap, private banks have been narrowing their FX short positions. Private banks’ FX open positions (on balance sheet) declined to $1.3 billion on January 13, 2002 from $8.4 billion as of year-end 2000. In December 2001, the aggregate net short foreign exchange position of Turkish banks was 1.8% of the aggregate capital base compared to 48% in 2000. The net foreign exchange position ratio was 5% for the banking system as a whole as of May 2002.

         A decree of the Council of Ministers dated June 1, 2000 limits the government insurance of bank deposits to TL100.0 billion until the end of 2000 and TL50.0 billion thereafter.

CAPITAL MARKETS

         As a consequence of the economic liberalization policies implemented in Turkey since the 1980s, together with encouragement from the Government, the Turkish capital markets, encompassing securities and other financial markets, in addition to the economy as a whole, have undergone significant transformation. Financial liberalization gave rise to reorganization of the economy’s institutional structure and the introduction of financial innovations.

         Capital markets deregulation was undertaken in line with overall financial sector reform. The objectives of these reforms were several: to secure transparency, confidence and stability in the capital markets; to contribute to the private sector’s more effective utilization of capital markets; to bring market discipline to State Economic Enterprises (“SEEs”) and strengthen the process of their restructuring; to facilitate local government financing in the capital markets; to develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; to deepen the financial markets; to contribute to the participation of the public at large in investment activity; and to reach standards of developed nations in financial structure and practice.

         Basic legislation was enacted in 1981 to adapt the legal framework to world markets and, one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. In 1983, a decree law came into effect to restructure the stock exchanges and secondary securities markets. The Istanbul Stock Exchange (the “ISE”) was established in 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.

         The Turkish Capital Markets Law was amended in 1992 and new instruments were introduced such as repurchase agreements, futures and options contracts, convertible bonds, bonds with puts and calls, asset-backed securities and non-voting shares. The law also prohibits insider trading activities and manipulation, and provided for penalties ranging between TL10 billion and TL25 billion in fines and two to five years’ imprisonment.

         Prospective securities issuers, including SEEs and municipalities, now fall within the scope of the CMB’s “Registration System” and all are subject to common disclosure requirements. Prospectuses for the issuance of securities are now more detailed, in accordance with EU directives. External auditing has been extended in the market.

         Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. “Type A” funds are mutual funds required to invest at least 25% of their portfolios in shares of companies permanently established in Turkey. To encourage individuals to invest in the capital markets, the Government has exempted Type A funds from income taxes.

         Rules regarding margin trading, borrowing and lending securities and short-selling were promulgated in December 1994. In March 1996, principles for the issuance of capital markets instruments by non-residents were introduced. Such principles are regulated by the CMB. The Capital Markets Law also authorizes the CMB to regulate the establishment and operations of institutions that operate in the futures markets. In March 1997, a communiqué concerning the establishment and operations of rating institutions was published by the CMB. In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of intermediary institutions was published by the CMB.

         The amendments made in the Capital Markets Law at the end of 1999 introduced new provisions to the markets, including minority rights, interim dividends and dematerialization of capital market instruments. In addition, the amendments to the Capital Markets Law called for the establishment of a central registry, an investor protection fund, a capital market training, research and licensing institute, the Turkish Association of Capital Market Intermediary Institutions and the formation of a Turkish Accounting Standards Board.

         In this framework, three regulations adopted by the “Regulation of the Investors Protection Fund,” the “Regulation Regarding the Establishment and Operating Principles of the Central Registry for Dematerialized Securities” and the “Regulation Regarding the Procedures and Principles of the Progressive Liquidation of the Intermediary Institutions” became effective in June 2001. In addition, the Investors Protection Fund was established to pay the losses of investors in intermediary institutions whose bankruptcy cases and liquidations are still continuing. The Turkish Association of Capital Market Intermediary Institutions, which is a professional organization with the attribute of a public institution possessing a juristic personality, became effective in February 2001. A regulation concerning the principles for licensing of persons who engage in capital markets activities also became effective in August 2001.

         Inflation accounting was regulated in November 2001. The regulations were intended to provide domestic and foreign investors more accurate information about the financial situation of publicly held companies. The structure and preparation of consolidated financial statements for holding companies were regulated in November 2001. Neither the inflation regulations nor the consolidated financial statement regulations are currently required; they are expected to become effective in 2003.

         The amount of private sector securities issued increased from TL162 trillion in 1996 to TL5,730 trillion in 2001. In 1996, the total traded value of securities on the secondary market was TL3 quadrillion. By year-end 2001, the total traded value of securities reached TL93 quadrillion. As of December 31, 2001, total market capitalization was TL68,603 trillion.

         The ISE National-100 Index, the main market indicator, increased by 1.312% on a Turkish Lira basis and 4.4% on a U.S. dollar basis between 1996 and 2001. In the days following the February 2001 financial crisis, the Istanbul Stock Market IMKB-100 Index dropped nearly 15%. At the end of 2001, the ISE National-100 Index was 13,782.8 (on a TL basis) or 957 on a U.S. dollar basis, the average daily traded value on the ISE stock market reached TL375 trillion ($324 million) and total market capitalization was TL68,603 trillion ($47.7 billion). In addition, the average daily traded value registered on the bonds and bills market at the end of 2001 was TL2,933 trillion ($2,648 million). By year-end 2001, the total traded value in the stock market was TL93,119 trillion ($80.4 billion), while the total traded value in the bonds and bills market was TL736,115 trillion ($664 billion). The total value of registered off-exchange transactions was TL887,069 trillion ($865 million) in 2001.

         As of December 31, 2001, there were 56 banks and 130 brokerage houses operating at the ISE.

         The ISE was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, the ISE has been approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.

         The settlement and custody operations related to equities, bonds and repurchase transactions realized on the ISE, are carried out by Takasbank, the ISE’s settlement and custody bank. Takasbank is the central securities depository in Turkey, the settlement agency of the ISE, and the national numbering agency responsible for allocating International Securities Identification Numbers, or ISINs, for securities issued in Turkey. In addition, it provides full custody services for foreign institutions. In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom. Also in 1995, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions.

         The following table shows market activity in the Turkish capital markets for the periods indicated:

Table No. 27

Securities Markets Activities

	1997	1998	1999	2000	2001

Securities Issued (in trillions of TL)	378	842	856	5,793	5,730

Outstanding Securities (in trillions of TL)	7,025	13,688	27,099	43,670	133,447

Private	932	1,899	3,796	6,868	10,517

Public	6,093	11,789	23,303	36,802	122,930

Traded value on the ISE Markets (in trillions of TL)

Stock Market	9,049	18,030	36,877	111,165	92,540

Bonds and Bills Market	63,696	115,274	286,154	720,457	736,115

Off-exchange bonds & bills transactions	174,555	360,538	699,525	1,328,551	887,069

Market Capitalization (in trillions of TL)	12,654	10,612	61,137	46,692	68,603

ISE National 100 Index (on TL basis)	3,451	2,598	15,209	9,437	13,783

Number of Companies Traded	258	277	285	315	310

Sources: Capital Markets Board, ISE, UT, Privatization Administration.

PUBLIC FINANCE

GENERAL

         The public sector in Turkey includes the central Government, local governments (provincial governments, municipalities and villages), financial and non-financial state economic enterprises (“SEEs”), Social Security Institutions (“SSIs”) and extra-budgetary funds (“EBFs”).

         The fiscal year of the Republic is the calendar year, and the Republic employs in principle a cash basis of accounting. The annual budget process commences in June with the budget call of the Prime Minister prepared by the Ministry of Finance. Individual ministry budgets are prepared and reviewed by the High Planning Council, which consists of the Prime Minister, certain other Ministers and the Undersecretary of the State Planning Organization, and a budget bill together with supporting information is submitted to the Assembly in early October. Following debate, the annual budget law is approved by the Assembly and promulgated by the President in early December.

         Each of the SEEs adopts an annual financial program, which is approved by the Council of Ministers. The Assembly annually appropriates a single amount to the Treasury for allocation among the SEEs. Revenues and expenditures of the SEEs are excluded from the consolidated budget. Since 1993, by contrast, revenues and expenditures of most EBFs have been consolidated with the national budget. This consolidation was intended to impose discipline on EBF spending and decrease the EBFs’ contribution to the public sector borrowing requirement. See “—Extra-Budgetary Funds.”

CONSOLIDATED CENTRAL GOVERNMENT BUDGET

         The 1997 budget projected a balanced consolidated budget based on expected revenues from certain measures designed to increase budget revenues announced in the second half of 1996, such as the intensification of privatization efforts, the sale of state-owned real estate and land, improvements in tax collection methods and the implementation of withholding tax on interest earnings from Treasury bonds and bills. In 1997, nominal budget revenues were expected to increase by 6.8% of GNP over 1996, reaching 24.7% of GNP, while nominal expenditures were budgeted to decline by 1.4% of GNP, mainly due to an expected decrease in interest expenditures. The budget also relied heavily on privatization receipts and included $4.3 billion from the expected privatization of Türk Telekom (which did not occur in 1997) and $2.0 billion from the sale of state lands.

         However, in 1997, revenues fell significantly short of the targets, while non-interest expenditures rose sharply. In the period from 1996 to 1997, non-interest expenditures increased by 133.9%, while revenues increased by 112.8%. As a result, the budget deficit for the period increased to TL2,241 trillion in 1997 from TL1,238 trillion in 1996. The cash deficit of the budget also increased to TL2,220 trillion in 1997 from TL1,268 trillion in 1996. The primary balance continued to be in surplus by approximately TL37 trillion in 1997, compared with TL259 trillion in 1996.

         As a result of the sharp increase in non-interest expenditures during the first half of 1997, the Government submitted a supplemental budget of approximately TL1,835 trillion to the Assembly in the fall of 1997. The bulk of the supplemental budget was allocated to personnel expenditures, transfers to SSIs, interest payments, state participation in public banks and payments for duty losses. In July 1997, the Government increased consumption taxes on petroleum products from an average of 102% to 150% in order to raise further revenues.

         Taking into account the supplemental budget, total budget expenditures for 1997 were approximately TL7,991 trillion, representing 27.2% of GNP, an increase from 26.3% of GNP in 1996. Consolidated budget tax revenues increased from 15.0% of GNP in 1996 to 16.1% of GNP in 1997. Due to a significant shortfall in revenues, the share of non-tax revenues in GNP in 1997 was 3.2%. Total budget revenues increased from TL2,702 trillion, 18.0% of GNP, in 1996 to TL5,750 trillion, 19.6% of GNP, in 1997. The budget deficit was TL2,240 trillion at year-end 1997, representing 7.6% of GNP. The primary balance yielded a surplus of approximately 0.1% of GNP in 1997. The budget deficit was financed mainly by the issuance of Government bonds and Treasury bills.

         In order to tackle the increasing inflation and the fiscal deficit, the Government implemented an IMF-monitored program in 1998 (the “SMP”). The program was initiated to reduce inflation to a single-digit level by 2000 while ensuring sustainable growth. In this context, Government income policy was set in line with the inflation targets. As part of its efforts to reduce inflation, the Government announced that the Treasury, the Central Bank and the Ministry of Finance would each produce quarterly policies to give a clearer picture of the Government’s short-term action.

         In 1998, the consolidated budget deficit as a share of GNP was targeted to be 8.1%, while the primary balance was projected to yield a surplus of 3.9% of GNP. The following measures were taken in 1998:

•	The 1998 Budget Law imposed a ceiling on Treasury’s domestic and external borrowing. According to the law, net domestic borrowing had to be equal to the budget deficit. In external borrowing, if the amount borrowed exceeds principal payments of outstanding external debt, the amount will be deducted from the domestic borrowing limit. If the amount borrowed is less than the principal payments, the amount will be added to the domestic borrowing limit.

•	The Budget Law required all public institutions to deposit their excess cash in either the Central Bank or Ziraat Bank.

•	Investment projects whose appropriation was less than 10% of their estimated cost were postponed.

•	Wage and salary increases and agricultural support prices were determined in line with the inflation target.

•	A tax reform bill was approved by the Assembly and put into effect in July 1998. The bill aims to include the unregistered economy within the scope of taxation and to minimize tax evasion and losses through a more effective tax system.

         As a result of these measures, the primary surplus was realized as 4.4% of GNP in 1998 compared to 0.1% in 1997. The budget deficit improved by 0.4% of GNP to 7.2% of GNP, compared to 7.6% in 1997.

         Consolidated budget revenues as a share of GNP increased to 21.7% in 1998 from 19.6% in 1997. This mainly stemmed from an increase in tax revenues that resulted from, among other things, an improvement in tax administration procedures, the initiation of tax identification numbers and increased tax inspections. See “Public Finance — Taxation.” Non-tax revenues increased to 4.3% of GNP in 1998 from 3.2% in 1997. This increase was primarily due to the transfer of operating rights of two GSM licenses and special revenues from eight-year basic education levies. See “Public Finance — Privatization.”

         Total budget expenditures increased from 27.2% of GNP in 1997 to 28.8% of GNP in 1998 (TL15,425 trillion). The increase in interest expenditures from 7.7% of GNP in 1997 to 11.5% of GNP in 1998 was the primary reason for the overall increase in budget expenditures. Turkey includes interest expenses in its budget only upon maturity of zero-coupon debt. The increase in interest expenditures in 1998 resulted from a lengthening of maturities in 1997, so that more interest that had accumulated during 1997 was paid in 1998. In addition, in 1998 the maturity of new domestic debt issued was shorter due to the Russian economic crisis, so that less of the interest accrued during 1998 was carried into 1999. The share of non-interest expenditures in GNP, on the other hand, declined from 19.4% in 1997 to 17.3% in 1998.

         In October 1998, a comprehensive draft budget was proposed for 1999, but it was held back after the fall of the coalition government. Instead, a transitional budget was approved by the Assembly. The transitional budget was in force for the first half of 1999. The 1999 budget was approved by the Assembly on June 18, 1999. In 1999, total consolidated budget revenues were estimated to be TL18,030 trillion (23.0% of GNP) while total expenditures were estimated to be TL27,145 trillion (34.7% of GNP). Consequently, the budget deficit was estimated to be TL9,115 trillion (11.6% of GNP) and the primary surplus was estimated to be TL1,185 trillion (1.5% of GNP).

         The Government, in an effort to reduce the high inflation rate, agreed with the IMF to replace the SMP with the Stand-By Arrangement between Turkey and the IMF on December 22, 1999. According to the Stand-By Arrangement, the consolidated central government budget was supposed to produce a primary surplus of TL1,000 trillion at year-end 1999.

         According to the provisional consolidated budget figures as of the end of 1999, total revenues were realized as TL18,649 trillion (23.8% of GNP, compared to 21.7% in 1998) and total expenditures were realized as TL27,802 trillion (35.5% of GNP, compared to 28.8% in 1998), an increase of 61% and 80%, respectively, over 1998. Consequently, the budget deficit in 1999 was TL9,152 trillion (11.7% of GNP compared to 7.2% in 1998). The primary budget surplus was TL1,568 trillion (2.0% of GNP) in 1999, compared to TL2,346 trillion in 1998). The primary budget surplus in 1999 significantly exceeded the targeted primary surplus under the Stand-By Arrangement.

         On December 28, 1999, the Assembly passed the 2000 budget. The 2000 budget estimated total revenues of TL32.6 quadrillion (26.1% of GNP), total expenditures of TL47.0 quadrillion (37.6% of GNP), a consolidated budget deficit of TL14.4 quadrillion (11.5% of GNP) and a primary surplus of TL6.8 quadrillion (5.4% of GNP). The budget estimates were in line with the IMF targets set by the Stand-By Arrangement. The 2000 Budget was based on a GNP increase of 42.5% and real GNP growth of 5.5%.

         Since it was Turkey’s first year complying with the disinflation program required by the Stand-By Arrangement, Turkey’s 2000 budget targeted a sharp decline in inflation and a reduction of the rate of increase in domestic debt stock by decreasing the public sector borrowing requirement. The 2000 budget also set forth provisions aimed at protecting civil servants’ wage increases against inflation and limiting Treasury guarantees for local governments to US$500 million.

         One immediate effect of the Stand-By Arrangement was the sharp decline of interest rates in the beginning of 2000. At the first Treasury auction of 2000, which occurred on January 5, 2000, the interest rate was 37.03% (compounded annually) compared to a 93.32% interest rate (compounded annually) from the last auction in 1999, which took place in November 1999. Despite efforts to curb demand, the decrease in the interest rates boosted consumption and led to an increase in imports, which raised the issue of sustainability. Financial difficulties of one medium-sized bank, which was subsequently taken over by the SDIF, and the sell-off by that bank of large stocks of government paper in the secondary market led primary dealers to suspend the posting of rates on government paper. The suspension triggered massive capital outflows, despite the rise in interest rates to up to 200% per year. In December 2000, the Treasury did not open tenders in order to end the year without any auctions. The pressure on financial markets eased with the announcement of Turkey’s request to access the SRF of the IMF, and the subsequent positive reaction from the international financial community. The IMF approved the additional credit under the SRF on December 21, 2000. See “Economy — Financial Crises — November 2000.”

         According to the provisional budget figures as of the end of 2000, total revenues were TL33.2 quadrillion (26.4% of GNP, compared to 23.8% in 1999), which exceeded the original target; total expenditures were TL46.2 quadrillion (36.8% of GNP, compared to 35.5% in 1999), which was 0.8% below the original projections, and the total budget deficit was TL13 quadrillion (10.4% of GNP, compared to 11.7% in 1999). The primary budget surplus totaled TL7.4 quadrillion in 2000 (5.9% of GNP, compared to 2.0% of GNP in 1999).

         In November 2000, in order to maintain compliance with the Stand-By Arrangement, certain tax rates were increased and certain taxes were extended. The 2000 outcomes showed a 35% increase in tax revenues in real terms (based on a WPI of 33%). Excluding the impact of revenues from new taxes, tax revenues increased 22% in real terms. See “Public Finance — Taxation”.

         On December 20, 2000, the Assembly passed the 2001 budget. The 2001 budget was based on real growth of 4.5% and a deflator of 18%. The budget bill estimated revenues totaling TL43.1 quadrillion (28.1% of GNP) and expenditures of TL48.4 quadrillion (31.5% of GNP). Consequently, the budget deficit was estimated to be TL5.2 quadrillion (3.4% of GNP). The 2001 budget projected a 9% decrease of primary expenditures in real terms.

         The February 2001 financial crisis forced the Government to float the Turkish Lira on February 22, 2001, which was earlier than anticipated. The subsequent devaluation of the Turkish Lira following floating of the Turkish Lira led to a new macroeconomic framework. A supplementary budget bill was approved when the new macroeconomic framework pressured public spending. The supplementary budget added TL30.6 quadrillion (16.8% of GNP) on top of the original expenditure estimate, of which TL24.1 quadrillion was allocated to interest expenditures. It also projected TL5.9 quadrillion of additional revenues (3.3% of GNP).

         In order to bring stability to the economy following the February 2001 financial crisis, the Government recognized the unpaid duty losses of the public banks and recapitalized the intervened banks in the SDIF portfolio by securitizing all of them. This led to a sizeable increase in the domestic debt stock in May 2001.

         By the end of 2001, total budget revenues totaled TL51.1 quadrillion (28.5% of GNP compared to 26.4% in 2000). Total expenditures were TL79.9 quadrillion (44.5% of GNP compared to 36.8% in 2000), reflecting the sharp increase in interest expenditures as a result of the above mentioned banking reforms. Primary balance was kept within budget levels at TL12.3 quadrillion (6.9% of GNP) despite the more than projected contraction in GNP (9.4%). The consolidated budget deficit, as a result, was TL28.8 quadrillion (16.0% of GNP).

         Even after the unstable global economic outlook caused by the terrorist attacks against the United States on September 11, 2001, Turkey managed to reach the year-end performance criteria set by the Stand-By Arrangement.

         The following table sets forth the consolidated central Government budget (adjusted and based on actual amounts realized for the years 1997 and provisional figures for 1998, 1999, 2000 and 2001):

Table No. 28

Consolidated Central Government Budget (Adjusted)
(in trillions of Turkish Lira)

	1997	1998(1)	1999(1)	2000(1)	2001(1)

REVENUES	5,750.1	11,594.4	18,649.6	33,189.2	51,090.2

Tax Revenues	4,745.5	9,228.6	14,802.3	26,514.1	39,767.9

Direct Taxes	1,932.0	4,302.8	6,715.6	10,849.2	16,080.4

Indirect Taxes	2,813.5	4,925.8	8,086.6	15,664.9	23,687.5

Non-tax Revenues	950.4	2,316.1	3,747.1	6,524.4	10,953.5

Grants	1.7	0.0	7.5	0.0	0.0

Annex Budget	52.5	49.7	92.7	150.7	368.8

TOTAL EXPENDITURES	7,990.7	15,425.5	27,802.3	46,193.0	79,856.3

NON-INTEREST EXPENDITURES	5,712.8	9,249.0	17,081.5	25,753.1	38,791.7

Personnel	2,073.1	3,871.0	6,911.9	9,982.1	15,204.0

Other Current	706.3	1,278.5	2,196.9	3,519.6	5,022.7

Investment	590.4	886.6	1,404.8	2,250.5	3,901.7

Interest Payments of which	2,277.9	6,176.6	10,720.8	20,439.9	41,064.6

Foreign Borrowing	300.0	547.1	896.2	1,648.0	3,570.3

Domestic Borrowing	1,978.0	5,629.5	9,824.6	18,791.9	37,494.3

Transfers to SEEs	123.6	160.0	416.8	885.9	1,200.7

Other Transfers	2,219.3	3,052.9	6,151.0	9,114.9	13,462.7

PRIMARY BALANCE	37.3	2,345.5	1,568.2	7,436.1	12,298.5

OVERALL BALANCE	(2,240.7)	(3,831.1)	(9,152.7)	(13,003.7)	(28,766.1)

DEFERRED PAYMENTS	139.7	204.3	410.3	496.8	1,490.2

ADVANCES	(119.5)	(273.9)	(383.0)	(402.2)	(5,040.6)

CASH BALANCE	(2,220.4)	(3,900.8)	(9,125.5)	(12,909.1)	(32,316.5)

FINANCING	2,220.4	3,900.8	9,125.5	12,909.1	32,316.5

FOREIGN BORROWING, NET	(444.6)	(1,035.6)	459.7	2,676.7	(4,448.2)

Receipts from Loans	194.6	723.8	2,565.9	5,927.6	4,364.5

Receipts from On-Lending (*)	52.1	79.5	241.5	402.2	893.2

Payments on Loans	(691.3)	(1,838.9)	(2,347.8)	(3,653.0)	(9,705.9)

DOMESTIC BORROWING, NET	2,505.5	4,590.2	9,740.5	9,350.9	23,202.1

G-Bonds, net	1,484.8	1,297.0	12,233.8	10,141.5	5,215.1

Receipts	2,068.5	2,806.6	16,903.3	19,655.7	24,090.5

Payments	(583.7)	(1,509.6)	(4,669.5)	(9,514.2)	(18,875.4)

Treasury Bills, net	1,020.7	3,293.2	(2,493.3)	(1,333.9)	17,987.0

Receipts	2,981.6	9,173.7	6,840.0	5,627.9	42,304.8

Payments	(1,961.0)	(5,880.5)	(9,333.4)	(6,961.8)	(24,317.9)

Receipts from On-Lending	0.0	0.0	0.0	543.2	0.0

CENTRAL BANK ADVANCES, NET	0.0	0.0	0.0	0.0	0.0

OTHER	159.5	346.1	(1,074.7)	881.5	13,562.6

(1) Provisional.

(2) Includes privatization proceeds.

(3) Includes transfers to EBF.

Source: UT.

TAXATION

         The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax (“VAT”)), foreign trade, and interest earnings on government securities

(except interest payments and any other amounts to be paid by Turkey under any external public debt obligation). Non-tax revenues, including revenues from the five non-consolidated EBFs, account for the remainder of consolidated budget revenues.

         In July 1998, the Assembly approved a tax bill, which aimed to include the unregistered economy within the scope of taxation and to minimize tax evasion and losses through a more effective tax inspection system. The bill covered all types of revenues and sought to limit exemptions and exclusions and to eliminate legislative loopholes that had been eroding the tax base. In order to include the unregistered economy within the scope of taxation, all taxpayers are required to obtain tax identification numbers that will be used in financial transactions as well as the buying and selling of real estate and motor vehicles. This provides transparency to the tax system and allows the Government to prevent tax evasion. The new law also reduced the personal income tax rates, from 55%-25% to 45%-15% and the corporate income tax rates from 40% to 37%-30%. In addition, the penalty system was simplified. Under the new tax law, penalties are non-negotiable and include criminal sanctions.

         Beginning in October 1998, the withholding tax on government securities was abolished. In 1998, tax revenues in the budget increased to 17.2% of GNP from 16.1% in 1997.

         The recession in 1999 (GDP decreased by 8.4% in the first quarter of 1999 and 3.4% in the second quarter) forced the Government to submit to the Assembly a tax bill (Bill No. 4444) aimed at easing the negative effects of the decrease in economic output. Law No. 4444 was approved by the Assembly on August 14, 1999. As a result of Law No. 4444, the following changes were made:

•	The definition of income was changed back to its previous form.

•	The declaration method was abolished and the withholding method was adopted for bank deposits and repurchase transactions.

•	Filing obligations for mutual funds were abolished.

•	Excluding wage and salary income, tax rates on personal income were increased by 5%.

•	The advance tax period (for the payment of “advance” or estimated taxes on income during a particular period) was extended so that semi-annual rather than quarterly payments would be required effective as of January 1, 2000 and the tax rate was lowered to 20% from 25%.

         Shortly after Law No. 4444 was announced, an earthquake struck the Marmara region of Turkey. The earthquake severely damaged the infrastructure of the region and caused an immediate need for extra revenue. As a result of the earthquake, Law No. 4481 was submitted to the Assembly and was approved on November 26, 1999. Law No. 4481 provided that:

•	Individual and corporate taxpayers had to pay an additional 5% tax on their 1998 income.

•	Motor vehicle owners had to pay an additional amount equal to their 1999 motor vehicle tax liability.

•	Through December 31, 2000, a surcharge of 25% was payable by cellular telephone subscribers as a special communication tax.

•	Through December 31, 2000, a special transaction tax equal to education levies had to be paid.

•	A one-off interest tax aiming to tax windfall gains on domestic treasury securities issued before December 1, 1999 was introduced, effective as of January 1, 2000. The rates applicable to the interest gains depend on the time to maturity and the type of security. For discounted government papers, the rate is 4% for securities with time to maturity between 1-91 days, 9% for securities with time to maturity between 92-183 days and 14% for securities with time to maturity greater than 183 days. The rate for government bonds with floating rate coupon payments is 4%. The tax rate on gains for government bonds with fixed coupon payments is 19%.

•	The legal ceiling of the petroleum consumption tax was increased from 300% to 500%. The legal ceiling was subsequently abolished.

         In addition, Law No. 4459 provides that individuals may elect to pay a one-time fee to reduce the duration of compulsory military service. In addition, certain rates of domestic VAT increased by 2% (from 15% to 17% and from 23% to 25%) in December 1999.

         Certain taxes (rates and amounts) are increased annually based on the revaluation rate calculated each year. The revaluation rate is the year-on-year increase in wholesale price index determined by the State Statistics Institution. The revaluation rate is applied through the following year after its announcement by the Ministry of Finance in December. In December 1999, the Motor Vehicle Tax, the Motor Vehicle Purchase Tax, the Gift and Inheritance Tax, and the Fees and Stamp Tax were increased by the revaluation rate. The Environment Tax, a revenue item for municipalities, was increased by half of the revaluation rate. The revaluation rates that were applied between the years 1997 and 2001 were: 80.4%, 77.8%, 52.1%, 56.0% and 53.2%, respectively.

         In late January 2000, a major change in taxation was the shift from ad valorem taxation to specific taxation on petroleum consumption. In order to avoid a fiscal loss, the petroleum consumption tax rates are increased by the value of WPI each month. In July 2000, the Government decided to increase twenty-fold the technical examination fee of motor vehicles using LPG.

         Following the November 2000 financial crisis, the Government took additional revenue measures to continue the disinflation and stabilization program required by the Stand-By Arrangement. On November 30, 2000, the Assembly passed a law (Law No. 4605) vesting the Council of Ministers with authority to:

•	Increase the motor vehicle tax and motor vehicle purchase tax by up to 50% of the revaluation rate depending on the technical features of the vehicle (intended for vehicles using LPG); and

•	Increase the motor vehicle purchase tax and additional motor vehicle purchase tax rate from 12% to 36%.

         Law No. 4605 reintroduced the concept of minimum taxation, which had been abandoned in 1998. Minimum taxation requires that taxpayers file their minimum earnings no less than the limits specified in the bill. The minimum taxation requirements were applied in 2001 only. In addition, the implementation period for special education revenues, special communication tax and special transaction tax was extended until the end of 2002.

         Following the introduction of Law No. 4605, various revenue measures were announced by the Council of Ministers. As a result, the following changes have been made:

•	The special transaction taxes increased by almost 100%;

•	Motor vehicle purchase taxes and motor vehicle taxes increased by 60% and 75%, respectively;

•	Advance tax payment periods for personal income and corporate income tax were extended by three months. The advance corporate income tax rate increased to 25% from 20%; and

•	VAT on telecommunication services (other than GSM networks) increased to 25% from 17%.

         In 2001, further tax measures were introduced to achieve revenue and primary surplus targets for 2001. The petroleum consumption tax was increased by 20% in April 2001 and 15% in May 2001 and certain VAT rates were increased by 1% in May 2001.

         In July 2001, the Council of Ministers issued a decree differentiating the withholding tax rates on repurchase and deposit transactions, applying lower rates for longer maturity deposits and higher rates for shorter maturity deposits and foreign currency deposits, in order to encourage longer maturity and Turkish Lira deposits.

         In order to improve transparency and public management, the use of tax identification numbers was extended to financial institutions as of September 2001.

         The following table sets forth tax revenues for the years indicated:

Table No. 29

Tax Revenues
(in billions of Turkish Lira)

	1997	1998	1999	2000	2001

Total Tax Revenues	4,745.4	9,228.6	14,802.3	26,503.7	39,735.9

Taxes on Income	1,893.3	4,230.1	6,537.4	10,503.3	15,647.6

Income Tax	1,500.2	3,481.8	4,936.6	6,213.0	11,579.4

Corporation Tax	393.2	748.4	1,549.5	2,356.8	3,675.7

Additional Income Tax	0.0	0.0	21.4	95.6	6.4

Additional Corporate Tax	0.0	0.0	30.0	197.3	3.9

Windfall Gains Tax	0.0	0.0	0.0	1,640.7	382.2

Taxes on Wealth	35.5	72.7	178.2	346.6	433.3

Motor Vehicle Tax	32.5	65.9	126.2	201.2	398.9

Inheritance and Gift Tax	2.9	6.8	10.5	13.1	21.9

Additional Motor Vehicle Tax	0.0	0.0	41.5	67.8	5.8

Net Asset Tax	0.0	0.0	0.0	64.5	6.7

Taxes on Goods and Services	1,985.2	3,605.8	6,109.4	11,363.8	18,103.2

Domestic VAT	861.3	1,589.1	2,433.3	4,487.8	7,289.5

Additional VAT	58.0	70.0	144.5	532.5	820.3

Motor Vehicle Purchase Tax	77.3	127.9	204.0	429.1	302.5

Petroleum Consumption Tax	637.5	1,069.6	2,248.0	3,268.8	5,658.5

Banking and Insurance Transactions	114.8	315.1	466.1	858.2	1,511.2

Stamp Tax	122.9	240.7	355.7	704.5	833.9

Fees	113.5	193.0	249.7	453.7	750.7

Special Communication Tax	0.0	0.0	0.0	415.9	592.1

Special Transaction Tax	0.0	0.0	8.0	212.9	320.3

Taxes on Foreign Trade	826.2	1,317.4	1,977.0	4,289.4	5,551.1

Customs Duties other than on Petroleum	111.7	168.1	233.7	382.6	379.8

Customs Duties on Petroleum	11.8	7.8	5.3	3.4	2.2

VAT on Imports	700.3	1,136.0	1,731.1	3,891.7	5,149.3

Other Revenues from Trade	2.3	5.3	6.7	11.5	19.5

Abolished Taxes	5.2	2.6	0.3	0.6	0.8

Sources: Ministry of Finance, UT.

         The following table sets forth the components of tax revenues as a percentage of GNP for the years indicated:

Table No. 30

Tax Revenues
(as percentage of GNP)

	1997	1998	1999	2000	2001

Total Tax Revenues	16.14	17.24	18.91	21.10	22.14

Taxes on Income	6.44	7.90	8.35	8.36	8.72

Income Tax	5.10	6.51	6.31	4.95	6.45

Corporation Tax	1.34	1.40	1.98	1.88	2.05

Additional Income Tax	0.00	0.00	0.03	0.08	0.00

Additional Corporate Tax	0.00	0.00	0.04	0.16	0.00

Windfall Gains Tax	0.00	0.00	0.00	1.31	0.21

Taxes on Wealth	0.12	0.14	0.23	0.28	0.24

Motor Vehicle Tax	0.11	0.12	0.16	0.16	0.22

Inheritance and Gift Tax	0.01	0.01	0.01	0.01	0.01

Additional Motor Vehicle Tax	0.00	0.00	0.05	0.05	0.00

Net Asset Tax	0.00	0.00	0.00	0.05	0.00

Taxes on Goods and Services	6.75	6.74	7.80	9.05	10.09

Domestic VAT	2.93	2.97	3.11	3.57	4.06

Additional VAT	0.20	0.13	0.18	0.42	0.46

Motor Vehicle Purchase Tax	0.26	0.24	0.26	0.34	0.17

Petroleum Consumption Tax	2.17	2.00	2.87	2.60	3.15

Banking and Insurance Transactions	0.39	0.59	0.60	0.68	0.84

Stamp Tax	0.42	0.45	0.45	0.56	0.46

Fees	0.39	0.36	0.32	0.36	0.44

Special Communication Tax	0.00	0.00	0.00	0.33	0.33

Special Transaction Tax	0.00	0.00	0.01	0.17	0.18

Taxes on Foreign Trade	2.81	2.46	2.53	3.42	3.09

Customs Duties other than on Petroleum	0.38	0.33	0.31	0.30	0.21

Customs Duties on Petroleum	0.04	0.01	0.01	0.00	0.00

VAT on Imports	2.38	2.12	2.21	3.10	2.87

Other Revenues from Trade	0.01	0.01	0.01	0.01	0.01

Abolished Taxes	0.02	0.00	0.00	0.00	0.00

Sources: Ministry of Finance, UT.

STATE ECONOMIC ENTERPRISES

         SEEs continue to play an important role in the Turkish economy. As of December 2001, there were 44 SEEs: 19 SEEs in the Treasury’s portfolio and 25 SEEs in the Privatization Administration portfolio.

         Major SEEs established in the non-financial sector include: the Machinery and Chemical Industries Authority or MKEK (industrial chemicals, munitions, special steels and castings); TÜPRAS (petroleum refineries); TÜGSAS (fertilizers); Posta Isletmesi (postal and telegraph services); SEKA (paper); TMO (Turkish Grain Board); TEIAS (Turkish Energy Transmission Corporation); EUAS (Electricity Generation Corporation); TETTAS (electricity trading); TEDAS (Turkish Electricity Distribution Corporation); TCDD (railways); TKI (Turkish Coal Board); TDCI (iron and steel industry); TTK (Turkish Hard Coal Extraction Company); TEKEL (tobacco and alcoholic beverages); and TSFAS (sugar company).

         Since November 25, 2000, the state-owned banks, Ziraat Bank and Halk Bank, have no longer been subject to Decree 233, which had applied the principles of governance of SEEs to the state-owned banks. The banks are now considered public joint stock companies, subject to the banking and commercial laws only. Furthermore, as of July 9, 2001, all liabilities and assets of Emlak Bank other than those assets that were transferred to the Mass Flowing Fund Administration, were transferred to Ziraat Bank and Halk Bank after Emlak Bank’s license was revoked in accordance with Law No. 4684. Ziraat Bank and Halk Bank are among the largest and most important commercial banks of all the publicly held banks, holding 29.6% of total customer deposits as of December 31, 2001. Publicly owned deposit banks hold 35.2% of total deposits of the Turkish banking system.

         In addition to receiving funding directly from the Government budget, SEEs borrow from the, domestic commercial banks and in foreign markets. External financing requirements of commercial SEEs decreased from TL3,749 trillion in 2000 to approximately TL1,866 trillion in 2001.

         The following table summarizes information relating to the financing requirements of the non-financial SEEs in the Treasury’s portfolio and the SEEs in the Privatization Administration’s portfolio for the years indicated:

Table No. 31

Financing Requirements of Non-Financial SEEs

	1997	1998	1999	2000	2001(1)

	(in billions of Turkish Lira)
Total financing requirement:	(941,131)	(1,802,290)	(2,556,809)	(3,294,132)	(3,973,322)

Increase(reduction) from internally generated funds	581,013	840,017	125,143	(454,630)	2,106,903

Net financing requirement from outside sources	(360,118)	(962,273)	(2,431,666)	(3,748,761)	(1,866,428)

Transfers from consolidated budget	165,700	256,609	568,802	1,149,057	1,591,814

Borrowing requirement	(194,418)	(705,663)	(1,862,864)	(2,599,704)	(274,615)

Deferred payments	892,431	1,747,900	2,675,562	3,235,133	4,081,333

Advance payments	(601,399)	(1,183,365)	(1,320,693)	(1,510,646)	(3,040,234)

Cash financing requirement	96,614	(141,130)	(507,995)	(875,218)	(766,484)

Change in cash	(156,333)	(314,583)	(248,020)	(79,204)	(1,779,709)

Securities and deposits	(161,791)	(102,268)	119,638	(58,346)	(162,816)

Domestic bank borrowing, net	195,089	202,783	57,518	(9,126)	(244,333)

Foreign borrowing, net	26,421	339,849	578,858	1,021,894	1,420,374

Government bonds	0	15,349	0	0	0

(1) Provisional estimate.

Source: UT.

         In 2001, SEEs reported an operating deficit of TL195,933 billion, compared to a surplus of TL752,519 billion in 2000, a decrease of 74%.

         The SEEs’ investments accounted for 18.4% of total fixed investments by the public sector in 1997, 28.3% in 1998, 24.3% in 1999, 24.3% in 2000 and 25.4% in 2001. Budgetary transfers to SEEs accounted for approximately 2.1%, 1.6%, 2.0%, 2.4% and 2.1% of consolidated budget expenditures in 1997, 1998, 1999, 2000 and 2001, respectively.

         The following table summarizes the profits and losses of non-financial SEEs both in the Treasury’s portfolio and the Privatization Administration’s portfolio for the years indicated:

Table No. 32

Profits and Losses of Non-Financial SEEs

	1997	1998	1999	2000	2001(1)

		(in billions of Turkish Lira)
Revenues	5,899,082	10,073,438	16,449,255	25,329,196	47,035,326

Expenditures	(5,420,499)	(9,220,494)	(16,266,646)	26,081,715	(47,231,259)

Operating surplus (loss)	478,583	852,945	182,610	752,519	(195,933)

(1)Provisional.
Source: UT.

         The following summary provides information relating to some of the most prominent SEEs in Turkey:

         TEIAS, EÜAS and TETTAS: Significant steps have been made recently towards a fundamental restructuring of SEEs in the electricity sector pursuant to the Electricity Markets Law (Law No. 4628), which came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, achieve stability of supply, and ensure environmental friendly electricity at a low cost and of good quality. In order to accomplish such goals, the Government intends to withdraw to a purely regulatory role that will be managed by the Energy Market Regulatory Authority (EMRA), but the Government will retain ownership of energy transmission (a natural monopoly). EMRA will be taking over the regulatory functions from the Ministry of Energy and Natural Resources. Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. With the enactment of the Electricity Market Law, the Turkish Electricity Generation and Distribution Company (TEAS), which was one of the dominating SEEs in the electricity sector, as well as the Turkish Electricity Distribution Company (TEDAS), were separated by a decree into three separate companies, which are also SEEs. The new companies, Türkiye Elektrik Iletim A.S. (TEIAS) for the transmission of electricity, Elektrik Üretim A.S. (EÜAS) for generation of electricity, and Türkiye Elektrik Ticaret ve Taahhüt A.S. (TETTAS) for trading, became operational as of October 1, 2001. See “Economy Industry — Energy — Electricity.”

         BOTAS: A new Gas Market Law (No. 4646), went into effect on May 2, 2001 and was intended to restructure the government owned Turkish Pipeline Corporation (BOTAS) which was one of the most prominent SEEs in the energy sector and which owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities. BOTAS will be divided into separate functional companies for energy transmission, distribution, trading and storage. Law No. 4646 will liberalize and partially privatize the gas sector. See “Public Finance—Privatization” and “Economy—Industry—Energy—Natural Gas.”

         TMO (Soil Products Office): TMO, which is associated with the Ministry of Agriculture and Rural Affairs, is an SEE that was previously responsible for support purchases of cereals. However, since June 2002, TMO has acted only as an intervention agency to regulate the market. TMO has 4.5 million tons of storage capacity and has departments in 11 regions in Turkey.

         TEKEL (Tobacco & Alcoholic Beverages Industry): TEKEL is an SEE associated with the Ministry of State that was previously responsible for support purchases of tobacco. Although TEKEL no longer provides support purchases of tobacco, it is engaged in production activities, such as cigarette and alcoholic beverage manufacturing. It has five product divisions: tobacco, cigarette manufacturing, alcoholic beverages and salt, marketing and distribution. TEKEL’s privatization is planned to be completed in 3 years and will be accomplished through the PA.

         TCDD (Railways): TCDD provides passenger and freight transport services as the only railway transportation company in Turkey. TCDD now owns over 8,682 miles of track, over 863 locomotives, more than 1,044 passenger vehicles and 20,000 wagons. It employs approximately 40,000 people.

PRIVATIZATION

         In 1983, Turkey embarked on a plan to privatize a large part of its public sector by enacting laws permitting the eventual privatization of state-owned assets. Since the passage of the Privatization Law in November 1994, the privatization program has been implemented by the Privatization Administration (the “PA”) under the supervision of the Privatization High Council (“PHC”), to which certain SEEs designated for privatization have been transferred by the Government from the Treasury’s portfolio. Under the Privatization Law, proceeds from the sale of enterprises in the PA’s portfolio cannot be used for general consolidated budget purposes. All proceeds obtained from privatizations are credited to the Privatization Fund. See “Public Finance—Extra-Budgetary Funds.” The Privatization Fund is used to finance, among other things, compensation payments for redundancies, payments of salaries, fringe benefits and other rights for employees of privatized companies whose contracts are terminated as well as contributions to capital increases in the shareholdings of the PA and the liquidation of outstanding debt obligations of companies that have been privatized. A portion of the proceeds from the Privatization Fund is transferred to the Public Participation Fund in order to service debt certificates issued to finance public projects. See “Debt—Internal Debt.”

         The PHC is the ultimate decision making body for privatization in Turkey. The PHC is composed of the Deputy Prime Minister (in the case of a coalition of more than one party), two Ministers of State, the Minister of Finance, the Minister of Industry and Commerce and the Prime Minister, who serves as Chairman of the PHC. While the PA is the executive body for privatization, the Ministry of Energy and Natural Resources and the Ministry of Transportation also oversee certain privatization projects within their jurisdictions. See “Economy—Industry—Energy.”

         From 1985 to December 2000, state shares in 217 companies, four power generation plants, 21 incomplete plants and five real estate holdings were transferred to the PA’s portfolio (although 19 companies, four power generation plants and four real estate holdings have since been removed for various reasons). As of December 31, 2001, 163 companies had been privatized either through asset sales or stock sales. Of these, 143 have no remaining shares owned by the Government. Since 1985, the total sale value of privatized assets has been approximately $7.5 billion as of December 31, 2001 and $8.0 billion as of September 24, 2002. Certain of these asset and stock sales were made on an installment payment and foreign exchange basis, and as of December 31, 2001, $6.9 billion in privatization revenue has been realized. The discrepancy between the sales value and net revenues realized results from interest earned on payments by installment and exchange rate variations, in the case of foreign exchange payments.

         In 1995, a total of approximately $573 million (including METAS’s sale of pledged securities) was raised through privatization. Sales during this period included entities in the sugar, cement and magnesium industries, as well as a state-owned bank, Sümer Bank. At the outset of 1995, the target for privatizations for that year was nearly $5.0 billion (revised downward to $2.7 billion in June 1995). The originally targeted level of privatization sales was not achieved for a number of reasons, including unexpected developments at the tender stage, annulments and other problems. Also, the PHC failed to approve certain sales which were otherwise scheduled to be completed in 1995.

         At year-end 1996, a total of approximately $230 million, resulting from disposals of entities in the cement, zinc, forestry and textile industries, was realized from privatization.

         In 1997, a total of approximately $466 million was raised through privatizations, which included the sale of two state-owned banks, Anadolu Bank and Denizbank, for $136 million. The privatization process for the 30-year transfer of management rights to six ports, namely the Tekirdag, Rize, Ordu, Sinop, Giresun and Hopa ports of T. Denizcilik Isletmeleri A.S. (Turkish Maritime Organizations), raised approximately $120 million. Although the tender process for the block sale of 99.92% of Deniz Nakliyat A.S. (Turkish Cargo Lines) had been completed with a high bid of $141.3 million, the tender was cancelled as a result of an unfavorable Supreme Court decision. The privatization process for the block sale of 99.96% of Petlas Lastik Sanayi A.S. (tire producer) was completed and the sale agreement for $35 million was signed in May 1997. The sale agreements for Ergani (cement factory) for $47 million and two refractory brick-ceramic factories (Bozüyük-Filyos) for $30 million and affiliate shares in Çemas and Çimhol for $3 million, were signed in April and May 1997, respectively. In addition, Turban Kemer Marina, Turban Akçay Holiday Resort, Turban Kusadasi Marina and Turban Bodrum Marina were privatized by asset sales, raising a total of approximately $68.3 million.

         In 1998, a total of approximately $1.02 billion was raised through privatizations from the PA’s portfolio. The privatization of Kurtalan Cement factory was completed in January 1998 and raised approximately $28.1 million. In March 1998, the privatization of Etibank was finalized and raised approximately $155.5 million. The block sale of 40% of the shares of Havas (Airport Handling Services) raised approximately $27.1 million in March 1998. The block sale of Sivas Demir Celik Isletmeleri (iron-steel) was completed in April 1998 and raised $6.7 million. A global offering of 12.3% of the shares of Is Bank was completed and raised approximately $633 million. The Is Bank transaction was the largest international sale originating in Turkey. The privatization of Konya Krom Magnezit Tugla (chromium refractory brick) was completed in June 1998 and raised $40.7 million. In July 1998, the privatization of Yarimca Porselen Sanayi (porcelain) raised approximately $30.5 million. The transfer of management rights of the Antalya port raised $29 million in July 1998.

         In addition, real estate holdings of SEK (dairy products), ORÜS (forestry, wood materials), TDI (Turkish Maritime Organizations) and Sümer Holding (textiles) were privatized by asset sales.

         In 1999, the Government had targeted privatization revenues to total approximately $4.0 billion, however, no significant privatizations took place in 1999, primarily due to uncertainty relating to the April 1999 national and local elections, the volatility in international markets generally during the first half of the year, and the August 17, 1999 earthquake in Turkey. The 1999 budget included TL270 trillion from the anticipated privatization of Global System for Mobile Communications (“GSM”) licenses, which was pushed back to 2000. As a result of general elections and political uncertainty, privatization projects planned for the first half of 1999 were postponed. During the first half of 1999, preparations were initiated for the privatization of larger companies in the second half of 1999 and 2000.

         In the second half of 1999, following national elections in April 1999, the new government embarked on a privatization program with various strategies. Tender offers were opened for the block sale of 51% of Petrol Ofisi (gasoline and fuel oil marketing and distribution), Deniz Nakliyati T.A.S. (Turkish Cargo Lines), ETAG (wood products), Taksan (machine tools industry), two insurance companies, three assets of TURBAN Turizm A.S. (tourism), certain real estate assets of ORUS (forestry and wood materials manufacturing), TZDAS (agricultural equipment), TUGSAS (fertilizer) and certain assets of Et ve Balik (meat, fish and poultry). Through the privatizations implemented in the second half of 1999, a total of approximately $38.3 million was raised as of December 31, 1999.

         In 2000, privatization revenues were expected to reach $7.6 billion (approximately 3.5% of GNP), of which $3.1 billion was to be received by the PA and $4.5 billion was to come from the sale of GSM licenses, the sale of 20% of Turk Telekom shares and various energy privatizations. Privatization transactions concluded in 2000 amounted to $2.1 billion in privatization proceeds in 2001 ($2 billion of which were from the sale of the GSM license).

         In 2000, the PA finalized various privatization transactions, including the sale of Turkish Cargo Lines, two insurance companies, Asil Çelik (steel manufacturer), TÜSTAS (engineering/consulting company), certain real estate assets of seven companies, 25 participation shares of TÜPRAS, 51% of POAS (Petroleum Distribution Company) (for $1.3 billion total) and the global offering of TÜPRAS (Petroleum Refining Company) shares. The PA raised approximately $2.7 billion in 2000. In the global offering of TÜPRAS shares, which was the largest international sale originating in Turkey and the largest Government offering in Turkey, a total of $1.2 billion worth of stock was placed in the domestic market.

         As a result of the financial crises in Turkey and the global recession in 2001, only $119 million was raised through small scale asset sale transactions in 2001. As part of its privatization program in 2001, the Government announced the tender for sale of 51% of Turkish Airlines in December 2000. No bidder for a majority stake in the carrier emerged by the March 30, 2001 deadline for the sale. The privatization of Turkish Airlines has been cancelled.

         Turkey expects total privatization receipts to reach approximately $700 million (representing approximately 0.5% of GNP) in 2002.

         Turk Telekom

         After several cancellations by the Turkish Constitutional Court, the legal framework for the liberalization of the telecommunications sector and privatization of Turk Telekom was established in 1996 after the enactment of various laws.

         On January 29, 2000, Law No. 4502 was passed. As a result of Law No. 4502, the following changes to the Turkish telecommunications sector have been made:

•	Independent Telecommunications Authority: An Independent Telecommunications Authority, which manages all licensing responsibilities was established exclusively for the telecommunications sector.

•	Licensing: An open and transparent licensing regime which incorporates characteristics of the EU licensing system was adopted.

•	Monopoly: Turk Telekom was granted a monopoly over fixed national and international voice telephony services and infrastructure until December 31, 2003.

•	Commercial Independence: Turk Telekom’s status was changed so that the company now operates as a private joint stock company.

•	Employee Status: The employment structure was changed to enable it to gradually move from a civil servant regime to a private recruitment service.

         According to Law No. 4000, dated October 6, 1994, up to 49% of the shares of Turk Telekom may be transferred. According to Law No. 4161, dated August 1, 1996, independent committees, composed of representatives from the Undersecreteriat of the Treasury, the Capital Markets Board, the Ministry of Transportation, Turk Telekom and the PA, have been established for the valuation and tender phases of the Turk Telekom privatization process.

         In June 1998, the Council of Ministers issued a decree permitting the sale of 39% of the shares of Turk Telecom, of which 20% would be allocated to a strategic core investor consortium, that includes of at least one international basic telecom operator, 5% to the public offering in the domestic market, and 14% to international public markets.

         On June 13, 2000, the first block sale tender was opened for the sale of 20% of the Government’s stake in Turk Telekom. According to the tender specifications, the shares had to be sold to a strategic core investor consortium, which would include at least one international basic telecom operator. Although a number of investors expressed interest from domestic markets, the tender could not be finalized because the requirement relating to the international basic telecom operator was not satisfied.

         To attract interest, an amendment to the Council of Ministers decree was implemented to permit the sale of 33.5% of Turk Telekom shares (an increase from the previously allocated number (20%) for block sale) plus increased managerial rights. On December 14, 2000 the second block sale tender, for 33.5% of Turk Telekom and managerial rights, was launched. The block sale tender for 33.5% of Turk Telekom was expected to be finalized in May 2001, but could not be accomplished. As in the first tender, several domestic investors expressed interest in the sale of Turk Telekom. However, the second offer for the sale of 33.5% of Turk Telekom and various managerial rights was challenged on several legal grounds. The 6th Administrative Court temporarily halted the tender process and the tender was later cancelled by the Turk Telekom Tender Committee.

         On May 23, 2001, a new law that will permit the sale of 100% of Turk Telekom except for one “golden share” reserved to the Government to protect national interests was enacted. In addition, according to the terms of the tender, 5% of the shares will have to be sold to retail domestic investors and employees of Turk Telecom and the Postal Administration through a public offering, and up to 45% of the shares may be sold to foreign investors. The new law provides for the possibility of opening the telecommunications markets to full competition on the earlier to occur of (a) the state’s ownership share of Turk Telecom falls below 50% or (b) December 31, 2003.

         GSM Licensing

         Within the framework of Law No. 4161, two GSM 900MhZ license agreements ($500 million each), each with a term of 25 years, were signed between the Ministry of Transportation and service providers, Turkcell and Telsim. These license agreements require the operators to pay 15% of their gross revenues to the Treasury each month until the termination of their licenses.

         In 1999, the Ministry of Transportation decided that three additional 1800 MhZ licenses would be issued, one to be awarded directly to Türk Telekom and the other two to be auctioned to capital firms. A Value Assessment Committee was formed to assess the value of the three new licenses. After the minimum license value was approved by the Council of Ministers, the Ministry of Transportation opened a tender in April 2000 for the sale of the licenses.

         The winner of the first tender was announced on April 12, 2000 as a consortium of Türkiye Is Bankasi-Telekom Italia, which paid a fee of $2.5 billion, plus VAT. There were no bidders for the second license. In addition, Turk Telekom was awarded a license in GSM 1800 MhZ frequency range in return for an amount equal to the fee paid in the auction. The license agreements between the Ministry of Transportation and the consortium of Türkiye Is Bankasi-Telekom Italia were signed on November 13, 2000. At that time, the $500 million first tranche of the license fee, plus $85 million VAT, was paid. The balance of the license fee, $2.025 billion plus TL233.7 trillion VAT, was paid in February 2001.

EXTRA-BUDGETARY FUNDS

         In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. Until 1993, the EBFs were not included in Turkey’s consolidated public budget and had been independently financed and administered. In 1992, the Assembly enacted legislation to include 63 EBFs in the 1993 consolidated budget. In 1998, 62% of the revenues of consolidated EBFs and 9% of revenues of non-consolidated EBFs were appropriated directly to the consolidated budget.

         In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. As a result, 61 budgetary funds and eight EBFs were abolished. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, the Promotion Fund, which aids the activities related to the promotion of Turkey and Turkish culture, and the SDIF, which guarantees the savings accounts opened in the local banks, takes over financially troubled banks and restructures such banks. The only remaining budgetary fund is the Support Price Stabilization Fund, which channels certain export and import duties into the subsididy of fertilizers.

         The following table presents, for the years indicated, the operating balance and financing of eleven of the largest EBFs, including the Privatization Fund, the Public Participation Fund, the Mass Housing Fund, the Defense Industries Support Fund and the Support Price Stabilization Fund, and two special accounts, the Petroleum Consumption Tax and the Budget Education Health Tax, each of which has been in continuous existence since 1988 (with the exception of the Privatization Fund, which was established in 1995).

Table No. 33

Extra-Budgetary Funds

				2000	2001
	1997	1998	1999	(Real)	(Estimate)

		(in billions of Turkish Lira)
Revenues	636,353	1,006,170	1,369,189	3,406,448	4,449,253

Expenditures	633,050	1,007,848	1,872,587	2,063,190	4,696,372

Surplus (Deficit)	3,304	(1,678)	(503,397)	1,343,258	(247,119)

Financing

Foreign borrowing, net	91,543	65,629	241,149	225,969	33,093

Domestic borrowing, net	(94,847)	(63,950)	262,249	(1,569,227)	214,026

Total	(3,304)	1,678	503,397	(1,343,258)	247,119

Source: SPO.

         In 2001, the borrowing requirement of the EBFs was 247.1 trillion, which amounted to 0.1% of GNP. Revenues from the 11 largest EBFs and two special accounts were TL4,449.3 trillion, while expenditures of such EBFs and accounts were TL4,696.4 trillion. This resulted in a deficit of TL247.1 trillion in 2001, compared with a deficit of TL1,343.3 trillion in 2000.

LOCAL GOVERNMENT

         The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize responsibility and to transfer substantial amounts of tax revenues to local authorities. In 1998, total expenditures by local authorities increased to TL2,299.9 trillion from TL1,183.4 trillion in 1997. In 1999, total expenditures by local authorities were estimated to increase to TL3,622.1 trillion from TL2,299.9 trillion in 1998. In 2000, total expenditures by local authorities were estimated to increase to TL6,151.0 trillion, and in 2001 total expenditures were estimated to increase to TL8,769.9 trillion.

         The following table presents the operating balance of the local authorities for the years indicated:

Table No. 34

Local Authorities

	1997	1998	1999	2000	2001(1)

		(in billions of Turkish Lira)
Revenues	1,100,335	2,093,714	3,306,452	5,422,605	8,426,631

Expenditures	(1,183,434)	(2,299,901)	(3,543,647)	(5,803,108)	8,769,935

Surplus (Deficit)	(83,099)	(206,187)	(237,195)	(380,503)	(343,304)

(1) Provisional estimate.

Source: SPO.

SOCIAL SECURITY INSTITUTIONS

         Social Security System

         As a measure to help reduce the financial problems of the social security institutions, the Assembly passed the Social Security Reform Law in 1999.

         The Social Security Reform Law package included the following measures:

•	Increasing the minimum retirement age for new entrants to the social security system to 58 for women and 60 for men.

•	Increasing the premium ceilings for Sosyal Sigortalar Kurumu (“SSK”) to five times the minimum insurable earnings.

•	Increasing the contribution period for the SSK full old-age pension to 7,000 days.

•	Introducing administrative measures to increase coverage and compliance rates.

•	Introducing supplemental individual pension schemes.

•	Establishing the Individual Pension Savings and Investment System.

•	Separating health insurance and health care services within the SSK.

•	Integrating the social security institutions.

•	Reducing the replacement rate for old-age and disability pensions.

•	Increasing the financial and administrative autonomy of the social security institutions by enabling them to determine their own wage and investment policies.

•	Changing the pension calculation system and indexing pension to CPI.

•	Indexing contribution bases for SSK and Bag-Kur to both real GDP growth rate and percentage change in CPI.

•	Increasing the health insurance contribution rate for Bag-Kur to 20%.

•	Introducing the Unemployment Insurance Fund which is compulsory for SSK contributors.

•	Extending the reference period to “whole working life” for SSK and Bag-Kur (self-employed and farmers plan) instead of “last years”.

•	Introducing co-payment requirements for prosthesis and medical equipment costs.

         The Unemployment Insurance Fund contribution rate for unemployment insurance is 7%; 2% is contributed directly by the employee, 3% by the employer and 2% by the state. In order for a worker to be entitled to receive unemployment benefits, such employee must have made (a) unemployment contributions in each of the last 120 days and (b) unemployment contributions for at least 600 days in the last three years. Beginning in March 2002, the fund began paying out the first claims for unemployment benefits.

         Law No. 4632 relating to the Individual Pension Savings and Investment System was ratified on March 28, 2001 by the Assembly. Law No. 4632 is intended to set forth the regulation and supervision of the individual pension system. The individual pension system encourages direct individual pension savings and investment in order to improve the welfare level by providing supplemental income during retirement.

         The social security system in Turkey has two components. The first component is a non-contributory scheme financed directly by the Government, which provides means-tested pensions to the disabled and individuals over the age of 65. The second component consists of compulsory, earnings-related contributory schemes run by three separate social security institutions: SSK, Emekli Sandigi and Bag-Kur.

         SSK: The largest of the earnings-related contributory schemes is SSK, established in 1946 to provide benefits for employment injuries, occupational diseases and maternity. The range of benefits offered by the SSK was extended to old-age pensions in 1950 and to health care in 1951. SSK covers private sector workers and public sector workers under the labor law. Approximately 58% of the insured population is covered by SSK. Although it is a mandatory scheme, voluntary membership in SSK was offered to agricultural workers in 1983.

         The contribution rate for SSK ranges between 33.5% and 39% of insurable earnings. Contribution rates are partitioned among employees and employers as follows:

Table No. 35

Contribution Rates to SSK

	Employee	Employer

Health insurance	5%	6%

Maternity	—	1%

Work injury and occupational diseases	—	1.5%-7	%(1)

Long-term risks	9%	11%

Unemployment insurance(2)	3%	2%

Total	17%	21.5%

(1) The rate is subject to risks of injury and disease in a particular sector.

(2) There is a 2% state contribution to the Unemployment Insurance Fund.

         Bag-Kur: Bag-Kur, established in 1972, provides pension and health care benefits to self-employed persons (including in the agricultural sector). Bag-Kur is an earnings-related compulsory and contributory scheme covering nearly 25% of the insured population. There are 24 steps covering the range of earnings-levels. Insured persons effectively choose from among the 24 steps the earnings level that determines their contribution rates and their pension entitlements. The contribution rate for pension benefits is 20% of the associated earnings-level for the self-employed person. The health insurance premium is 20% of the associated earnings level.

         ES: Emekli Sandigi (“ES”) was established in 1950 to provide pensions to civil servants. It also provides health-care benefits to the pensioners and their families. ES covers nearly 17% of the insured population. ES also coordinates the activities of the non-contributory means-tested pension scheme for elderly and disabled persons. In May 1998, the pension benefits provided by the means-tested scheme amounted to 9% of the minimum wage. The contribution rate for pension benefits is 35% of insurable earnings, 20% of which is provided by the employer (the Government) and 15% of which is contributed by the civil servant. This rate also includes an allowance for the provision of health care for pensioners and their families.

         Turkey’s three social security institutions have recorded increasing deficits (before budgetary transfers), from 2.1% of GNP in 1997 to 2.3% of GNP in 1998 and 3.0% of GNP in 1999. In 2000, the social security institutions experienced a deficit of approximately TL2,600.3 trillion, representing 2.1% of GNP. The 2000 budget provided for direct transfers to the social security institutions of TL3,226 trillion. In 2001, the Social Security Institutions experienced a deficit of approximately TL4,432.3 trillion or 2.5% of GNP. The inability of the social security institutions to finance their expenditures through their respective contributions, coupled with serious insolvency problems, has resulted in the Government’s allocation of tax revenues and borrowing to cover the increasing deficits of the social security institutions.

         The following table summarizes the revenues and expenditures of the social security institutions for the years indicated:

Table No. 36

Revenues and Expenditures of Social Security Institutions

	1997	1998	1999	2000(1)	2001(1)

		(in billions of Turkish Lira)
Revenues	1,444,627	2,751,372	4,797,297	8,020,798	12,378,702

Expenditures	2,056,212	3,978,020	7,138,086	10,621,139	16,811,045

Revenue-Expenditure Differences	(611,585)	(1,226,648)	(2,340,788)	(2,600,341)	(4,432,343)

Budget Transfers	601,362	1,049,540	2,199,900	2,395,700	4,672,000

Deficits after Budget Transfers	(10,223)	(177,108)	(131,846)	(204,341)	239,657

Fixed Capital Investments	(9,868)	(15,278)	(30,582)	(54,021)	86,785

Other	(5,678)	(12,324)	(23,014)	25,000	—

Borrowing Requirement	(25,769)	(204,710)	(194,484)	(233,662)	(152,872)

(1) Provisional.

Source: SPO.

         Public Sector Fixed Investment

         The following table summarizes public sector fixed investment, including that of the SEEs and the EBFs, by economic sector for the years indicated:

Table No. 37

Public Sector Fixed Investment

	1997	1998	1999	2000	2001(1)

		(percentage of total)(2)
Agriculture	10.8	8.2	8.4	8.6	9.0

Mining	1.6	1.5	1.5	1.1	1.7

Manufacturing	2.5	2.7	2.6	2.8	4.9

Energy	12.4	16.8	15.6	15.0	16.5

Transport and communication	34.8	34.0	37.0	35.7	27.2

Tourism	0.6	0.5	0.4	0.5	0.6

Housing	1.2	1.1	1.3	0.8	0.9

Education	12.4	10.7	11.6	11.8	13.0

Health	4.8	4.6	3.8	4.5	5.4

Other services	18.9	19.9	17.8	19.2	20.8

Total	100.0	100.0	100.0	100.0	100.0

Total (billions of TL)	1,782,699	3,359,435	5,130,996	8,709,004	10,509,245

(1) Provisional.

(2) At current prices

Source: SPO.

PUBLIC SECTOR BORROWING REQUIREMENT

         In 1999, the consolidated budget deficit was approximately TL9,153 trillion, representing 11.7% of GNP, compared to 7.2% of GNP in 1998. Due to the increase in the budget deficit, the public sector borrowing requirement (“PSBR”) (as a percentage of GNP) was 15.5% of GNP in 1999 compared to 9.2% in 1998.

         In 2000, the consolidated budget deficit was TL13,004 trillion, representing 10.4% of GNP. Primary surplus as a share of GNP increased from 2.0% in 1999 to 5.9% in 2000. PSBR (as a share of GNP) was estimated to be 12.1% in 2000 due to improvements in the balances of the consolidated budget, and the EBFs and the SEEs that are not under privatization.

         In 2001, the consolidated budget deficit was TL28,766 trillion, representing 16.0% of GNP. Primary surplus as a share of GNP increased from 5.9% in 2000 to 6.9% in 2001. PSBR (as a share of GNP) is estimated to be 16.5% in 2001, due to the increase in the consolidated budget deficit.

         The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated:

Table No. 38

Public Sector Borrowing Requirement

	1997	1998	1999	2000	2001(1)

		(percentage of GNP)
Consolidated budget	7.6	7.2	11.7	10.4	16.0

SEEs not under privatization	(0.3)	1.3	2.5	2.2	0.6

Local administrations	0.3	0.4	0.2	0.2	0.0

Social Security

Institutions and Revolving Funds	0.1	0.3	0.2	0.1	0.6

EBFs and SEEs under privatization	0.1	0.0	0.9	(0.8)	(0.7)

Total	7.7	9.2	15.5	12.1	16.5

(1) Provisional.

Source: SPO.

DEBT

GENERAL

         The Treasury issues Government securities through public offerings, direct sales, TAP and auctions. In September 1995, the Treasury began to issue Treasury bills of varying maturities, depending on market conditions. In order to establish an evenly distributed repayment schedule, the Treasury began to determine maturities according to domestic and external debt servicing requirements in 1996. Turkey issues both Treasury bills (which have a maturity shorter than one year) and Government bonds (which have maturities of at least one year).

         In August 1997, the Treasury announced its monthly “Cash Management and Borrowing Program” to minimize its financing costs by establishing transparency and predictability. Starting in 1998, quarterly and semi-annual programs have also been made public by the Treasury.

         The total internal debt of Turkey was approximately TL122,157 trillion as of December 31, 2001, compared with TL36,420 trillion as of December 31, 2000, an increase of 235.4%. Prior to the February 2001 financial crisis, Turkey’s total internal debt was approximately TL44,428 trillion. Turkey’s total outstanding external debt was approximately $115.1 billion as of December 31, 2001, compared to $119.6 billion as of December 31, 2000, a decrease of 3.8%.

INTERNAL DEBT

         In 1997, the Treasury ceased its Central Bank borrowing and was able to borrow in internal markets at lower interest rates and for longer maturities. In 1997, the Government simultaneously lengthened the average maturity of its domestic debt which reached 11.9 months at year-end 1997 from 8.1 months at year-end 1996, and lowered the average annual cost of borrowing to 109.7% at year-end 1997, from an average of 140.1% at year-end 1996. To improve the transparency and credibility in domestic borrowing, the Treasury announced its monthly “Cash Management and Borrowing Program.” Additionally, the Domestic Debt Advisory Board, consisting of representatives of the Treasury, the Central Bank and other banks, was established. The Domestic Debt Advisory Board convenes each month to discuss ongoing improvements, expectations in the economy and domestic debt securities markets. In 1997, the Treasury also started to issue CPI indexed securities with a maturity of 2 years and quarterly coupon payments.

         In the first half of 1998, the Treasury covered all of its short-term advance stock by issuing securities to the Central Bank. Following this operation, the Treasury announced that the short term advance facility would be used only to smooth out temporary cash shortfalls (with zero balance by the end of each month) and would not be used for financing purposes. These efforts, together with the improvement in the primary budget balance and the signing of the SMP with the IMF, led to a decline in interest rates to approximately 80% in July 1998. Unfortunately, the declining trend of interest rates was negatively affected by the Russian crisis, and by September 1998, interest rates reached approximately 140%. In order to improve the liquidity and the depth of the domestic debt securities, the Treasury determined some of its securities as benchmark issues in September 1998 and began to hold reopen auctions of such securities. By the end of 1998, the average annual cost of borrowing was 118.1% and the average maturity of domestic debt was 7.7 months.

         At the beginning of 1999, the Treasury started to auction two-year Government bonds with quarterly coupon payments at fixed interest rates. In July 1999, floating rate notes with a three-year maturity and quarterly coupon payments were auctioned in order to improve the maturity structure of domestic debt and reduce the cost of borrowing. By the end of November 1999, the average annual cost of borrowing declined to 108.4% and the average maturity of domestic debt increased to 15.9 months. In December 1999, no auctions were held. The volatility in Treasury bill rates, and especially the increase in rates during the second half of 1999, was due to political and economic conditions in Turkey and to volatility in the international capital markets generally. Treasury bill rates declined sharply following the implementation of the Stand-By Arrangement with the IMF on December 22, 1999.

         Interest income from domestic debt securities was subject to withholding tax between September 1998 and November 1999 at varying rates. From October 1998 through December 1999, the withholding tax was not applied. As a result of the earthquake-related tax package approved in November 1999, a withholding tax on Government securities issued before December 1999 was introduced to reduce the windfall gain accruing to securityholders from the reduction in inflation and interest rates in 2000 as a result of the Stand-By Arrangement signed with the IMF. See “Public Finance—Consolidated Central Government Budget” and “Financial System—Monetary Policy.”

         Beginning in 2000 the main goal of debt management, within the framework of the Stand-By Arrangement, was to limit the Government’s domestic borrowing in order to reduce domestic interest rates by increasing the primary surplus of the public sector, increasing external borrowing and accelerating privatization. The Treasury was permitted to re-borrow 75% of its domestic debt redemption as targeted to relieve the pressure on domestic borrowing in 2000. During the period January to December 2000, the average maturity of domestic debt was 17.3 months. In 1999, the average annual cost of borrowing decreased to 108.4% from 118.1% in 1998. In 2000, the rate decreased dramatically to 38.1%. Turkey’s total internal debt was approximately TL31,393 trillion as of August 31, 2000, compared to approximately TL22,920 trillion as of December 31, 1999. A treasury auction held by the Republic on September 5, 2000 for treasury bills with a maturity of 17 months resulted in a rate of 33.6%, compared to 95.6% for twelve-month treasury bills on August 3, 1999.

         The Treasury shifted to a Primary Dealership system for domestic debt securities on May 8, 2000 as part of the Stand-By Arrangement. The system requires financial institutions — the Primary Dealers — provide continuous two-way quotations in the Treasury bill market and active participation in Treasury auctions. Nineteen banks (including three foreign banks and one public bank) were selected as Primary Dealers for domestic debt securities for the period of May 1, 2000 to April 30, 2001.

         Following the February 2001 financial crisis, the Central Bank raised overnight interest rates, with rates at one point reaching over 4,000%, and, by February 23, 2001, Central Bank reserves had declined by $5.3 billion. On February 21, 2001, the Government offered an interest rate of 144% for one-month Treasury bills.

         Following the November 2000 and February 2001 financial crises, as a result of increasing interest rates, declining borrowing maturities and worsening conditions in the foreign markets, an increase in the domestic borrowing requirement appeared inevitable. Moreover, the program for the rehabilitation of public banks and the banks under the supervision of the SDIF was premised on issuing bonds directly to banks, which in turn would provide an extra borrowing requirement for the Treasury. The bonds issued to the SDIF have 3-month floating rate coupons. The operation did not change the total borrowing requirement of the public sector, since the banks were already funding themselves from the market; however, their short-term borrowing activity was converted into longer-term borrowing by the Treasury.

         Until 1999, the duty losses of public banks were not covered by the Government. In 1999 and 2000, only 15% of the duty losses of public banks was covered by Government security issuances. The securities that were issued were linked to CPI with a 10% real interest payment. Because of the recapitalization of duty loss stock in the balance sheets of public banks with high interest rates, unsecuritized duty loss stock was more than TL18 quadrillion as of December 2000. In December 2000, TL3.8 quadrillion of Government securities were issued to recapitalize private banks taken over by the SDIF. Also, high interest rates associated with the financial crisis in February 2001 led to a large increase in accumulated losses in 2001. The takeover of additional banks, high real interest rates and the impact of devaluation on the open positions of such banks significantly increased the losses to be covered by the issuance of government securities.

         From January 2001 to the end of April 2001, the Treasury issued an additional $820 million of FX denominated securities and TL2.3 quadrillion of floating rate notes with semi-annual coupon payments. As of mid-March 2001, the Government had issued TL7.2 quadrillion of CPI linked securities and $750 million of FX denominated securities to cover a portion of the duty loss stock. As the overnight exposure of the public banks increased to unprecedented levels after the February 2001 financial crisis (almost 8 % of GNP in mid-March), the Treasury began to issue floating rate notes linked to repurchase rates of the Central Bank with quarterly coupon payments. From mid-March to the beginning of May 2001, nearly TL16.7 quadrillion of securities were issued to public banks to cover their duty loss stock and recapitalization needs. As a result, as of May 2, 2001 all the duty loss stock of public banks was covered by security issuances of nearly TL23 quadrillion, and, as of May 14, 2001, the recapitalization needs of public banks were covered by an issuance of TL1.5 quadrillion of securities.

         On May 14, 2001, all of the securities that were indexed to CPI and paid interest at below market rates were replaced with floating rate notes indexed to Treasury auction rates with quarterly coupon payments. In July 2001, an additional TL1.2 quadrillion of CPI indexed bonds and $271.1 million of FX denominated securities were issued to satisfy the capital needs of the public banks. After the recapitalization, the capital adequacy ratio of public banks improved to 8% and the cost of the recapitalization process reached TL32 quadrillion.

         In the recapitalization, the Treasury issued nearly TL20 quadrillion of Central Bank repurchase indexed securities to the SDIF and public banks. Following such issuances nearly TL14 quadrillion of these securities were purchased by the Central Bank, and the proceeds were used by the banks to repay overnight debt. Therefore, approximately 2/3 of the overnight exposure of the state and the SDIF banks was eliminated as of June 2001. The management of short term borrowing was transferred to the Central Bank.

         On June 15, 2001, the Treasury invited Turkey’s banks to participate in two debt-swap packages designed to alleviate the cost of the Treasury’s domestic debt and extend the maturity of domestic borrowing. The Treasury issued three-year and five-year foreign currency-linked bonds and one- to two-year Turkish Lira floating rate notes in exchange for TL9,335 trillion ($8.1 billion) in shorter term domestic treasury bills. The swaps resulted in a coverage ratio of 86% for the Treasury. The swaps lengthened the average maturity of debt to 37.2 months from 5.3 months. As a result of the swaps, the total domestic debt service in 2001 is expected to decline by more than $6.8 billion.

         The following table shows the auctioned domestic debt securities as of December 31, 2000:

Table No. 39

Treasury Auctions

				Accepted Interest Rates		Sale Amount
	Auction		Maturity
	Date	Issue Date	Date	Simple	Compound	Bid Amount	Nominal	Net

						(in billions of Turkish Lira)
1997

January

399 Days G. Bond	01/07/1997	01/08/1997	02/11/1998	117.12	112.42	469,188	400,801	175,499

399 Days G. Bond	01/21/1997	01/22/1997	02/25/1998	102.99	99.24	564,172	200,355	94,109

Total						1,033,360	601,156	269,608

February

287 Days T. Bill	02/04/1997	02/05/1997	11/19/1997	89.18	96.47	229,349	196,449	115,345

287 Days T. Bill	02/07/1997	02/12/1997	11/26/1997	95.20	103.44	205,914	129,184	73,794

287 Days T. Bill	02/25/1997	02/26/1997	10/12/1997	103.27	112.86	553,018	394,642	217,523

Total						988,280	720,275	406,662

March

1 Year G. Bond	03/11/1997	03/12/1997	03/11/1998	109.02	109.02	517,086	240,910	115,257

399 Days G. Bond	03/18/1997	03/19/1997	04/22/1998	111.05	106.77	247,128	321,732	145,101

399 Days G. Bond	03/25/1997	03/26/1997	04/29/1998	119.58	114.71	377,296	358,905	155,316

Total						1,141,510	921,546	415,674

May

Public offer (362)	05/20/1997	05/21/1997	05/18/1997	112.37	112.63	51,880	39,746	18,770

Total						51,880	39,746	18,770

June

6 Months T. Bill	06/21/1997	06/25/1997	12/24/1997	96.25	119.41	153,024	76,233	51,466

Total						153,024	76,233	51,466

July

9 Months T. Bill	07/01/1997	07/02/1997	04/01/1998	111.18	124.47	290,321	313,652	171,035

308 Days T. Bill	07/08/1997	07/09/1997	05/13/1998	116.61	125.08	503,504	231,104	116,324

329 Days T. Bill	07/15/1997	07/16/1997	06/10/1998	115.34	120.37	564,794	280,014	137,095

Total						1,358,619	824,770	424,453

August

357 Days T. Bill	08/05/1997	08/06/1997	07/29/1998	135.93	137.22	439,723	453,151	194,230

357 Days T. Bill	08/12/1997	08/13/1997	08/05/1998	137.06	138.37	529,026	266,838	130,830

357 Days T. Bill	08/19/1997	08/20/1997	08/12/1998	137.06	138.38	545,047	257,858	109,995

Total						1,513,796	977,848	418,054

September

6 Months T. Bill	09/02/1997	09/03/1997	03/04/1998	111.15	142.04	352,976	324,280	208,443

1 Year G. Bond	09/16/1997	09/17/1997	08/16/1998	129.10	129.10	583,536	255,894	111,695

Total						936,512	580,174	320,139

				Accepted Interest Rates		Sale Amount
	Auction		Maturity
	Date	Issue Date	Date	Simple	Compound	Bid Amount	Nominal	Net

						(in billions of Turkish Lira)
October

231 Days T. Bill	10/07/1997	10/08/1997	05/27/1998	103.60	121.71	465,982	343,066	206,984

111 Days T. Bill	10/27/1997	10/30/1997	02/10/1998	98.69	136.96	394,967	389,036	299,042

Total						860,949	732,102	506,026

November

197 Days T. Bill	11/18/1997	11/19/1997	06/04/1998	109.00	135.55	900,073	429,838	270,351

Total						900,073	429,838	270,351

December

98 Days T. Bill	12/09/1997	12/10/1997	03/18/1998	102.83	147.87	594,126	584,225	457,555

Total						594,128	584,225	457,555

1997 Total						9,532,130	6,487,913	3,556,657

1998

January

6 Months T. Bill	01/13/1998	01/14/1998	07/15/1998	103.47	130.24	867,897	562,765	370,885

Total						867,897	562,765	370,885

February

98 Days T. Bill	02/10/1998	02/11/1998	05/20/1998	99.33	141.1	718,854	524,321	413,689

6 Months T. Bill	02/17/1998	02/18/1998	08/19/1998	106.34	134.6	1,058,395	573,919	374,689

Total						1,777,249	1,098,239	788,377

March

6 Months T. Bill	03/03/1998	03/04/1998	09/02/1998	101.91	127.87	1,100,042	633,483	419,651

238 Days T. Bill	03/10/1998	03/11/1998	11/04/1998	106.77	124.76	967,361	416,672	245,370

3 Months T. Bill	03/17/1998	03/18/1998	06/17/1998	89.14	123.62	1,145,317	652,803	533,830

Total						3,212,720	1,702,958	1,198,850

April

6 Months T. Bill	03/31/1998	04/01/1998	09/30/1998	93.80	115.80	837,139	457,394	311,362

9 Months T. Bill	04/28/1998	04/29/1998	01/27/1999	100.88	111.94	891,622	637,924	363,164

Total						1,728,762	1,095,318	674,526

May

1 Year G. Bond	05/12/1998	05/13/1998	05/12/1999	97.97	97.97	1,005,359	484,038	244,502

9 Months T. Bill	05/18/1998	05/20/1998	02/17/1999	91.15	100.29	1,153,382	775,887	460,846

Total						2,158,741	1,259,925	705,348

June

6 Months T. Bill	06/02/1998	06/04/1998	12/02/1998	81.35	98.01	1,025,871	624,895	444,919

9 Months T. Bill	06/09/1998	06/10/1998	03/10/1999	85.50	93.60	714,147	662,651	403,746

1 Year G. Bond	06/16/1998	06/17/1998	06/16/1999	106.00	106.00	550,311	571,077	277,224

Total						2,290,329	1,858,623	1,125,889

July

6 Months T. Bill	07/07/1998	07/08/1998	01/06/1999	65.50	76.23	942,100	367,574	275,165

9 Months T. Bill	07/14/1998	07/15/1998	04/14/1999	74.40	80.62	972,144	553,958	355,558

1 Year G. Bond	07/28/1998	07/29/1998	07/28/1999	92.70	92.70	828,087	561,175	291,216

Total						2,742,331	1,482,706	921,938

				Accepted Interest Rates		Sale Amount
	Auction		Maturity
	Date	Issue Date	Date	Simple	Compound	Bid Amount	Nominal	Net

						(in billions of Turkish Lira)
August

6 Months T. Bill	08/04/1998	08/05/1998	02/03/1999	78.61	94.06	956,035	549,048	394,138

9 Months T. Bill	08/11/1998	08/12/1998	05/12/1999	93.75	103.39	340,148	50,441	29,617

3 Months T. Bill	08/18/1998	08/19/1998	11/18/1998	81.80	109.09	550,488	313,365	260,594

Total						1,846,671	912,854	684,349

September

133 Days T. Bill	09/01/1998	09/02/1998	01/13/1999	112.48	156.58	377,517	598,938	424,492

6 Months T. Bill	09/15/1998	09/16/1998	03/17/1999	110.96	141.75	952,640	587,438	377,816

7 Months T. Bill	09/29/1998	09/30/1998	04/28/1999	119.97	148.86	975,915	670,839	396,445

Total						2,306,071	1,857,214	1,198,754

October

7 Months T. Bill	10/06/1998	10/07/1998	05/05/1999	116.53	143.81	148,374	119,517	71,468

9 Months T. Bill	10/20/1998	10/21/1998	07/21/1999	123.41	139.55	250,221	189,318	98,319

Total						407,595	308,835	169,788

November

6 Months T. Bill	11/03/1998	11/04/1998	05/05/1999	113.47	145.66	1,258,329	729,908	505,893

329 Days T. Bill	11/10/1998	11/11/1998	10/06/1999	126.41	137.35	731,429	181,435	84,681

245 Days T. Bill	11/17/1998	11/18/1998	07/21/1999	125.05	147.76	1,080,414	612,494	332,577

Total						3,070,172	1,586,836	923,152

December

308 Days T. Bill	12/01/1998	12/02/1998	10/06/1999	137.78	149.26	1,781,287	1,179,499	544,591

224 Days T. Bill	12/08/1998	12/09/1998	07/21/1999	121.71	148.05	1,218,747	547,743	313,175

420 Days T. Bill	12/15/1998	12/16/1998	02/09/2000	137.89	128.22	530,062	248,070	95,742

133 Days T. Bill	12/22/1998	12/23/1998	05/05/1999	101.25	136.67	697,280	239,280	174,662

Total						4,227,375	2,214,592	1,128,169

1998 Total						26,635,912	15,940,865	9,890,025

1999

January

13 Months G. Bond	01/12/1999	01/13/1999	02/09/2000	122.33	118.24	1,580,415.9	1,787,811.9	771,458.6

14 Months G. Bond	01/15/1999	01/22/1999	03/15/2000	150.87	139.98	379,640.3	299,343.7	109,547.9

147 Days T. Bill	01/26/1999	01/27/1999	06/23/1999	106.85	143.09	1,349,684.4	920,434.7	642,979.7

Total						3,309,740.6	3,007,590.3	1,523,986.2

February

371 Days G. Bond	02/02/1999	02/03/1999	02/09/2000	131.51	130.32	1,868,534.4	1,478,505.0	631,729.2

392 Days G. Bond	02/16/1999	02/17/1999	03/15/2000	127.37	122.98	2,614,972.8	781,294.8	329,429.7

182 Days T. Bill	02/16/1999	02/17/1999	08/18/1999	96.59	119.91	1,315,272.7	745,475.9	502,705.4

14 Months G. Bond	02/23/1999	02/24/1999	04/19/2000	132.11	123.12	1,515,658.3	828,943.5	328,667.4

Total						7,314,438.2	3,834,219.2	1,792,531.7

March

371 Days G. Bond	03/09/1999	03/10/1999	03/15/2000	100.74	99.99	2,583,416.1	1,405,536.6	693,487.1

399 Days G. Bond	03/16/1999	03/17/1999	04/19/2000	112.34	107.97	2,257,881.7	837,649.8	375,387.7

182 Days T. Bill	03/16/1999	03/17/1999	09/15/1999	90.11	110.41	618,045.8	380,958.7	262,631.4

14 Months G. Bond	03/23/1999	03/24/1999	05/17/2000	106.68	100.46	1,269,847.6	567,063.7	254,182.7

Total						6,729,191.2	3,191,208.8	1,585,688.9

				Accepted Interest Rates		Sale Amount
	Auction		Maturity
	Date	Issue Date	Date	Simple	Compound	Bid Amount	Nominal	Net

						(in billions of Turkish Lira)
April

371 Days G. Bond	04/13/1999	04/14/1999	04/19/2000	107.91	107.06	2,328,008.0	1,459,519.7	695,067.9

392 Days G. Bond	04/20/1999	04/21/1999	05/17/2000	94.33	91.74	2,179,880.0	1,152,749.0	571,832.1

140 Days T. Bill	04/27/1999	04/28/1999	09/15/1999	77.85	97.58	1,796,632.6	907,209.0	698,167.6

Total						6,304,520.6	3,519,477.7	1,965,067.6

May

399 Days G. Bond	05/04/1999	05/05/1999	06/07/2000	100.56	96.96	2,677,811.9	1,133,061.6	538,974.9

182 Days T. Bill	05/04/1999	05/05/1999	11/03/1999	86.08	104.60	656,406.3	740,229.0	517,499.6

14 Months G. Bond	05/11/1999	05/12/1999	05/17/2000	94.35	93.68	2,300,748.7	1,159,747.5	591,236.0

Total						5,634,966.9	3,033,038.1	1,647,710.5

June

369 Days G. Bond	06/03/1999	06/04/1999	06/07/2000	104.68	104.10	1,309,491.9	947,048.8	459,476.7

434 Days G. Bond	06/15/1999	06/16/1999	08/23/2000	116.73	107.80	2,691,016.0	2,141,770.0	895,473.4

140 Days T. Bill	06/15/1999	06/16/1999	11/03/1999	86.79	111.46	293,336.4	248,066.0	185,984.4

210 Days T. Bill	06/22/1999	06/23/1999	01/19/2000	98.09	117.57	1,731,588.6	1,139,183.0	727,491.2

Total						6,025,432.9	4,476,067.8	2,268,425.7

July

399 Days G. Bond	07/20/1999	07/21/1999	08/23/2000	94.23	91.03	2,914,275.3	1,413,388.8	695,239.1

182 Days T. Bill	07/20/1999	07/21/1999	01/19/2000	80.15	96.20	1,439,888.0	969,929.0	692,447.7

91 Days T. Bill	07/26/1999	07/28/1999	10/27/1999	75.06	98.96	622,119.4	453,686.9	382,000.7

Total						4,976,282.7	2,837,004.7	1,769,687.5

August

12 Months G. Bond	08/03/1999	08/04/1999	08/23/2000	97.67	95.59	1,047,637.6	591,118.8	290,757.6

91 Days T. Bill	08/16/1999	08/18/1999	11/17/1999	75.56	99.79	675,862.7	285,333.1	240,000.0

Total						1,723,500.3	876,451.9	530,757.6

September

182 Days T. Bill	09/13/1999	09/15/1999	03/15/2000	81.89	98.66	1,348,807.8	885,012.3	627,908.8

Total						1,348,807.8	885,012.3	627,908.8

October

231 Days T. Bill	10/05/1999	10/06/1999	05/24/2000	89.68	103.38	1,061,188.5	704,380.2	448,905.8

91 Days T. Bill	10/25/1999	10/27/1999	01/26/2000	73.08	95.65	582,774.8	406,846.2	344,000.0

Total						1,643,963.3	1,111,226.4	792,905.8

November

91 Days T. Bill	11/16/1999	11/17/1999	02/16/2000	71.66	93.32	571,548.6	466,943.0	396,000.0

Total						571,548.6	466,943.0	396,000.0

1999 TOTAL						45,582,393.2	27,238,240.2	14,900,670.3

					Accepted Interest Rates		Sale Amount

	Auction	Issue	Maturity	Ave.				Bid
	Date	Date	Date	Term	Simple	Compound	Amount Net	Nominal	Net

							(in billions of Turkish Lira)
2000

January

13 Months G. Bond	01/04/2000	05/01/2000	02/21/2001	42.97	37.87	37.03	1,795,049.5	859,379.7	601,124.8

91 Days T. Bill	01/18/2000	01/19/2000	04/19/2000	8.52	34.07	38.67	1,226,504.4	620,714.8	572,000.0

16 Months G. Bond	01/18/2000	01/19/2000	05/23/2001	50.23	37.31	35.30	2,031,140.3	2,109,699.2	1,404,344.5

Total							5,052,694.2	3,589,793.7	2,577,469.3

February

91 Days T. Bill	02/08/2000	02/09/2000	10/05/2000	9.09	36.36	41.62	1,088,661.6	679,629.2	623,000.0

12 Months G. Bond	02/08/2000	02/09/2000	02/21/2001	41.66	40.12	39.84	2,214,145.3	2,474,718.7	1,746,966.3

Total							3,302,806.9	3,154,347.9	2,369,966.3

March

14 Months G. Bond	03/10/2000	03/15/2000	05/23/2001	43.99	36.90	35.77	1,672,103.1	2,065,739.6	1,434,614.6

336 Days T. Bill	03/21/2000	03/22/2000	02/21/2001	32.82	35.56	36.00	780,445.1	204,664.0	154,092.0

Total							2,452,548.2	2,270,403.6	1,588,706.6

April

16 Months G. Bond	04/04/2000	04/05/2000	08/22/2001	48.97	35.37	33.36	716,780.5	731,986.6	491,388.3

91 Days T. Bill	04/18/2000	04/19/2000	07/19/2000	8.32	33.30	37.69	746,536.8	755,018.1	697,000.0

14 Months G. Bond	04/18/2000	04/19/2000	06/20/2001	38.72	33.01	32.18	3,098,495.9	3,068,065.8	2,211,733.1

Total							4,561,813.2	4,555,070.5	3,400,121.4

May

15 Months G. Bond	05/09/2000	05/10/2000	08/22/2001	43.07	33.43	32.05	2,394,944.6	992,496.5	693,692.1

91 Days T. Bill	05/15/2000	05/17/2000	08/16/2000	8.76	35.02	39.89	1,223,558.9	748,236.0	688,000.0

13 Months G. Bond	05/23/2000	05/24/2000	06/20/2001	40.95	38.02	37.53	1,187,095.8	1,192,529.8	846,077.9

Total							4,805,599.3	2,933,262.3	2,227,770.0

June

14 Months G. Bond	06/06/2000	06/07/2000	08/22/2001	50.09	41.35	39.82	2,292,107.9	1,633,240.8	1,088,144.6

Total							2,292,107.9	1,633,240.8	1,088,144.6

July

12 Months G. Bond	07/18/2000	07/19/2000	07/18/2001	32.55	32.55	32.55	1,506,093.0	1,037,288.7	782,544.2

91 Days T. Bill	07/25/2000	07/26/2000	10/25/2000	7.18	28.72	31.96	921,688.7	329,042.7	307,000.0

Total							2,427,781.7	1,366,331.4	1,089,544.2

August

91 Days T. Bill	08/14/2000	08/16/2000	11/15/2000	7.06	28.24	31.37	1,607,436.5	897,151.4	838,000.0

11 Months T. Bill	08/22/2000	08/23/2000	07/18/2001	29.76	32.93	33.41	1,867,717.5	1,244,844.3	959,320.7

18 Months G. Bond	08/22/2000	08/23/2000	02/20/2002	56.13	37.42	34.58	1,767,763.2	1,646,793.7	1,054,788.3

Total							5,242,917.2	3,788,789.4	2,852,109.0

September

17 Months G. Bond	09/05/2000	09/06/2000	02/20/2002	52.68	36.04	33.58	479,360.1	235,425.1	154,197.2

Total							479,360.1	235,425.1	154,197.2

October

16 Months G. Bond	10/03/2000	10/04/2000	02/20/2002	52.76	38.11	35.80	549,805.4	681,550.3	446,154.7

3 Months T. Bill	10/23/2000	10/25/2000	01/24/2001	8.94	35.77	40.85	522,856.3	248,386.0	228,000.0

14 Months G. Bond	10/24/2000	10/25/2000	12/12/2001	43.38	38.24	37.38	780,838.3	649,611.9	453,060.6

Total							1,853,499.9	1,579,548.2	1,127,215.3

					Accepted Interest Rates		Sale Amount

	Auction	Issue	Maturity	Ave.			Bid
	Date	Date	Date	Term	Simple	Compound	Amount Net	Nominal	Net

							(in billions of Turkish Lira)
November

3 Months T. Bill	11/13/2000	11/15/2000	02/14/2001	8.80	35.20	40.12	461,689.6	258,941.2	238,000.0

13 Months G. Bond (392 Day)	11/14/2000	11/15/2000	12/12/2001	41.77	38.79	38.28	1,015,973.0	1,324,838.8	989,840.0

Total							1,477,662.6	1,583,780.0	1,227,840.0

December

12 Months T. Bill (357 Day)	12/20/2000	12/19/2000	12/12/2001				47,387.0	0.0	0.0

Total							47,387.0	0.0	0.0

2000 Total							33,996,178.3	26,689,992.9	19,703,083.9

2001

January

14 Month G. Bond	01/05/2001	01/08/2001	02/20/2002	75.29	67.17	64.99	382,294.1	935,999.5	534,976.2

6 Month T. Bill	01/05/2001	01/08/2001	07/11/2001	29.78	58.91	67.47	1,810,941.9	1,488,787.0	1,147,174.6

3 Month T. Bill	01/23/2001	01/24/2001	04/25/2001	12.00	47.98	57.33	738,463.3	434,546.3	388,000.0

Total							2,931,699.3	2,859,332.8	2,070,150.7

February

3 Month T. Bill	02/13/2001	02/14/2001	05/16/2001	14.26	57.03	70.43	1,163,103.1	916,349.5	802,000.0

1 Month T. Bill	02/20/2001	02/21/2001	03/21/2001	7.116	92.43	144.23	1,647,731.1	2,296,262.7	2,153,248.8

Total							2,810,834.3	3,212,612.2	2,955,248.8

March

3 Month T. Bill	03/20/2001	03/21/2001	06/27/2001	33.65	124.99	193.71	5,4870,992.2	4,391,648.8	3,285,875.6

Total							5,4870,992.2	4,391,648.8	3,285,875.6

April

4 Month T. Bill	04/03/2001	04/04/2001	08/08/2001	37.32	107.83	150.00	1,368,834.4	1,482,688.4	1,079,693.7

6 Month T. Bill	04/10/2001	04/11/2001	10/10/2001	57.50	115.00	148.06	840,939.5	794,090.5	504,183.9

8 Month T. Bill	04/17/2001	04/18/2001	12/05/2001	64.88	102.24	119.89	1,200,100.0	1,203,619.6	729,995.3

3 Month T. Bill	04/24/2001	04/25/2001	07/25/2001	20.50	82.00	110.83	404,171.0	253,048.1	209,999.5

6 Month T. Bill	04/24/2001	04/25/2001	10/10/2001	40.15	87.00	107.80	1,170,069.2	1,130,392.8	806,535.2

Total							4,984,114.2	4,863,839.5	3,330,407.7

May

5 Month T. Bill	05/01/2001	05/02/2001	09/19/2001	28.85	75.00	93.28	1,182,999.2	848,842.9	658,803.9

10 Month T. Bill	05/08/2001	05/09/2001	03/06/2002	69.96	84.60	89.91	588,798.4	957,699.7	565,491.9

3 Month T. Bill	05/15/2001	05/16/2001	08/15/2001	17.37	69.48	89.78	1,485,948.0	884,975.6	753,999.21

6 Month T. Bill	05/22/2001	05/23/2001	11/21/2001	32.29	64.58	75.00	1,754,040.4	1,936,967.2	1,464,192.3

10 Month T. Bill	05/22/2001	05/23/2001	03/06/2002	53.62	68.00	72.37	1,036,935.3	1,072,009.8	697,846.2

13 Month G. Bond	05/29/2001	05/30/2001	06/26/2002	88.31	82.00	79.98	77,913.9	10,592.6	5,625.2

Total							6,117,635.2	5,711,087.8	4,145,958.7

June

3 Month T. Bill	06/05/2001	06/06/2001	09/05/2001	16.39	65.56	83.50	470,643.8	144,624.5	124,260.0

6 Month T. Bill	06/12/2001	06/13/2001	12/05/2001	32.62	67.85	79.90	251,027.8	190,698.3	143,792.3

3 Month T. Bill	06/19/2001	06/20/2001	09/26/2001	17.05	63.34	79.47	1,201,993.9	1,546,774.3	1,321,440.2

4 Month T. Bill	06/26/2001	06/27/2001	11/07/2001	26.98	73.85	92.29	2,656,582.0	4,413,175.1	3,475,375.4

Total							4,580,247.5	6,295,272.4	5,064,867.9

July

5 Month T. Bill	07/03/2001	07/04/2001	12/05/2001	31.73	75.00	91.82	240,779.9	266,403.1	202,232.5

8 Month T. Bill	07/10/2001	07/11/2001	03/06/2002	54.75	83.74	95.00	874,718.2	1,190,139.6	769,056.4

7 Month T. Bill	07/17/2001	07/18/2001	02/06/2002	49.19	88.20	104.89	149,087.6	557,458.5	374,693.0

3 Month T. Bill	07/24/2001	07/25/2001	10/24/2001	17.69	70.87	91.88	2,227,864.7	908,593.3	771,995.4

Total							3,492,450.5	2,922,594.5	2,117,977.3

					Accepted Interest Rates		Sale Amount

	Auction	Issue	Maturity	Ave.			Bid
	Date	Date	Date	Term	Simple	Compound	Amount Net	Nominal	Net

							(in billions of Turkish Lira)
August

5 Month T. Bill	08/07/2001	08/08/2001	01/09/2002	31.15	73.63	89.83	2,004,924.9	2,415,006.3	1,841,394.1

3 Month T. Bill	08/14/2001	08/15/2001	11/14/2001	18.62	74.49	98.00	1,057,492.7	1,139,958.2	960,996.2

Total							3,062,417.6	3,554,964.5	2,802,390.3

September

4 Month T. Bill	09/04/2001	09/05/2001	12/26/2001	21.23	69.00	86.96	605,182.0	321,643.4	265,314.0

105 Day T. Bill	09/11/2001	09/12/2001	12/26/2001	19.40	67.25	84.91	655,807.8	474,068.2	397,041.6

161 Day T. Bill	09/25/2001	09/26/2001	03/06/2002	33.13	74.90	90.97	653,887.5	476,062.5	357,593.8

Total							1,914,877.3	1,271,774.0	1,019,949.3

October

182 Day T. Bill	10/02/2001	10/03/2001	04/03/2002	39.12	78.25	93.56	522,921.9	604,657.9	434,616.0

91 Day T. Bill	10/09/2001	10/10/2001	01/09/2002	17.79	71.15	92.49	580,154.4	524,576.5	445,355.3

1 Year T. Bill	10/16/2001	10/17/2001	10/16/2002	0.00	0.00	0.00	947,674.5	940,788.0	849,155.2

91 Day T. Bill	10/23/2001	10/24/2001	01/23/2002	15.61	62.43	78.62	1,043,690.4	795,375.7	680,000.0

154 Day T. Bill	10/30/2001	10/31/2001	04/03/2002	29.62	70.00	84.62	420,722.8	351,652.2	271,303.3

Total							2,567,489.6	2,276,262.3	1,839,274.5

November

147 Day T. Bill	11/06/2001	11/07/2001	04/03/2002	27.58	68.30	82.80	2,461,774.9	2,800,047.2	2,194,677.0

231 Day T. Bill	11/06/2001	11/07/2001	06/26/2002	48.23	76.00	85.94	514,646.6	1,125,994.6	759,617.7

91 Day T. Bill	11/13/2001	11/14/2001	02/13/2002	14.90	59.61	74.31	1,442,461.4	1,240,944.0	1,079,993.5

217 Day T. Bill	11/20/2001	11/21/2001	06/26/2002	39.35	66.01	74.48	1,611,702.5	2,092,376.1	1,501,510.4

Total							4,418,882.6	5,166,985.7	4,034,288.2

December

217 Day T. Bill	12/04/2001	12/05/2001	07/10/2002	41.00	68.77	77.95	1,149,963.1	1,697,975.7	1,204,238.3

147 Day T. Bill	12/11/2001	12/12/2001	05/08/2002	24.94	61.75	73.55	1,485,986.3	1,478,799.9	1,183,631.4

91 Day T. Bill	12/14/2001	12/19/2001	03/20/2002	14.35	57.42	71.01	923,175.6	859,948.1	751,998.8

196 Day T. Bill	12/25/2001	12/26/2001	07/10/2002	34.06	63.25	72.34	1,074,319.7	1,330,905.4	992,788.9

Total							4,633,444.6	5,367,629.0	4,132,657.5

2001 Total							46,995,084.9	47,894,003.5	36,799,046.4

Source: UT.

2000 Government Bond Auctions with Quarterly Payments
(amounts in billions of Turkish Lira)

					Accepted
					Interest Rates			Amount

					Annual			Total
	Auction		Maturity	Ave.			Bid
Maturity	Date	Issue Date	Date	Term	Simple	Comp.	Amount	Nom.	Net

2 year	01/25/2000	01/26/2000	01/23/2002	9.82%	39.27%	45.44%	1,678,645	627,959	624,651

2 year	02/15/2000	02/16/2000	01/23/2002	10.29%	41.17%	47.97%	1,046,530	723,303	717,491

2 year	03/10/2000	03/15/2000	01/23/2002	10.13%	40.53%	47.11%	1,102,720	846,223	871,872

2 year	04/25/2000	04/26/2000	01/23/2002	9.41%	37.65%	43.30%	1,546,100	334,883	336,683

2 year	05/16/2000	05/17/2000	05/15/2002	9.95%	39.79%	46.13%	1,772,787	1,556,148	1,540,526

2 year	06/06/2000	06/07/2000	05/15/2002	10.49%	41.97%	49.05%	469,900	305,550	300,653

2 year	07/04/2000	07/05/2000	05/15/2002	10.07%	40.28%	46.79%	997,000	386,658	400,471

2 year	08/15/2000	08/16/2000	05/15/2002	8.02%	32.07%	36.13%	722,400	244,132	244,684

2 year	11/21/2000	11/22/2000	05/15/2002	11.43%	45.74%	54.20%	246,143	240,651	232,396

         There were no auctions of Government bonds with quarterly payments in 2001. However, an FX Denominated Auction took place in October 2001, as indicated below:

2001 FX Denominated Auction

Accepted
				Interest Rates			Amount

	Auction		Maturity	Annual		Bid	Total
	Date	Issue Date	Date	Simple	Comp.	Amount	Nom.	Net

1-year G. Bond	10/16/2001	10/17/2001	10/16/2002	10.79%	10.79%	947,674.5	940,788.0	849,155.2

         The Treasury also issued bonds linked to CPI inflation. The following table shows issuances of CPI inflation linked bonds for the periods indicated:

Table No. 40

1 Year CPI-Indexed Government Bonds

	Auction	Issue	Maturity		Bid
	Date	Date	Date	Amount	Amount

				(in billions of Turkish Lira)
1997

March	04/03/1997	03/05/1997	03/05/1999	18,608	36,833

April	04/01/1997	04/02/1997	04/02/1999	109,896	141,976

	04/08/1997	04/09/1997	04/09/1999	133,080	218,854

May	05/01/1997	05/02/1997	05/02/1999	10,000	53,980

	05/06/1997	05/07/1997	05/07/1999	34,604	89,424

	05/13/1997	05/14/1997	05/14/1999	55,271	69,671

June	06/03/1997	06/04/1997	06/04/1999	198,109	366,083

	06/17/1997	06/18/1997	06/18/1999	3,050	24,002

November	11/25/1997	11/26/1997	02/26/1998	120,651	265,495

December	12/23/1997	12/24/1997	03/24/1998	146,432	153,132

1998

January	01/20/1998	01/21/1998	01/22/1999	95,125	319,631

February	02/20/1998	02/25/1998	02/24/1999	123,430	141,630

March	03/20/1998	03/25/1998	03/25/1999	95,986	241,573

April	04/17/1998	04/22/1998	04/21/1999	142,730	248,473

	Auction	Issue	Maturity		Bid
	Date	Date	Date	Amount	Amount

				(in billions of Turkish Lira)

May	05/22/1998	05/27/1998	05/26/1999	129,111	190,611

June	06/12/1998	06/17/1998	06/16/1999	244,327	290,177

July	07/24/1998	07/29/1998	07/28/1999	156,343	458,872

August	08/14/1998	08/19/1998	08/18/1999	174,376	230,026

September	09/25/1998	09/30/1998	09/30/1999	3,524	39,655

1999

June	06/08/1999	06/09/1999	08/09/2000	2,762	28,707

2000(1)

2001(1)

Source: UT.

(1) There were no issuances of CPI inflation linked bonds in 2000 or 2001.

         The composition of the domestic debt changed between 1995 and 2000. In 1995, non-marketable debt was 16% of the domestic debt stock. Since 1998 non-marketable debt has represented 0% of total domestic debt stock. In 1995, the share of Government bonds was 37.6% and the share of Treasury bills was 46.4%. In 2001, the share of Government bonds increased to 83.6% while the share of Treasury bills declined to 14% of the debt stock. Turkey’s debt stock, which increased 298.1% between December 31, 2000 and December 31, 2001, reached TL122,157 trillion as of December 31, 2001, of which TL17,653 trillion was composed of treasury bills with a maturity of less than one year and TL40,226 trillion was composed of bonds with a maturity of one year or longer.

Table No. 41

Internal Public Debt
(in trillions of Turkish Lira)

	1997	1998	1999	2000	2001(1)

Total Domestic Debt	6,283,425	11,612,885	22,920,145	36,420,620	122,157,260

Securitized Debt	5,945,802	11,612,885	22,920,145	36,420,620	122,157,260

Cash	4,642,884	9,511,785	20,197,511	29,422,613	57,879,907

Bonds	2,267,893	3,815,843	16,960,758	27,373,224	40,226,736

Bills	2,374,991	5,695,942	3,236,754	2,049,388	17,653,172

Non Cash	1,302,918	2,101,100	2,722,634	6,998,008	64,277,352

Bonds	1,302,918	1,956,137	2,722,634	6,989,713	61,901,190

Bills	0	144,964	0	8,295	2,376,162

Unsecuritized Debt	337,623	0	0	0	0

By Central Bank Law	0	0	0	0	0

Central Bank Advances	337,623	0	0	0	0

(1) Provisional.

Source: UT.

         Turkey’s internal public debt rose by 235.4% to TL122,157 trillion as of December 31, 2001, of which TL17,653 trillion consisted of Treasury bills with a maturity of less than one year and TL40,226 trillion consisted of Government bonds with a maturity of one year or longer.

EXTERNAL DEBT AND DEBT MANAGEMENT

         As of December 31, 2001, Turkey’s outstanding external debt was approximately $115.1 billion (78.5% of GNP), which represented a decrease of approximately $4.5 billion from approximately $119.6 billion as of December 31, 2000.

         The following table sets forth information as to the external public and private debt of Turkey at the end of the periods indicated:

Table No. 42

Outstanding External Public and Private Debt(1)
(in millions of dollars)

	1997	1998	1999	2000	2001

Outstanding External Debt by Maturity

Total Outstanding Debt	84,270	96,381	102,954	119,664	115,084

Short Term	17,691	20,774	22,921	28,301	16,241

Medium-Long Term	66,579	75,607	80,033	91,363	98,843

Outstanding External Debt by Borrower	84,270	96,381	102,954	119,664	115,084

Short Term(3)	17,691	20,774	22,921	28,301	16,241

Central Government	54	0	0	1,000	0

CBRT	889	905	686	653	590

CBRT Loans	30	7	6	26	20

Dresdner Bank Program	859	898	680	627	570

Deposit Money Banks	8,503	11,159	13,172	16,900	7,997

Other Sectors	8,245	8,710	9,063	9,748	7,654

Medium-Long Term	66,579	75,607	80,033	91,363	98,843

Public Sector	38,900	39,854	42,355	48,782	46,161

General Government	34,777	35,643	37,624	43,370	41,125

Central Government	31,463	32,338	34,559	40,539	38,765

Local Administrations	2,380	2,519	2,373	2,237	1,799

Extra Budgetary Funds	924	776	647	590	558

Universities	9	10	5	4	3

Other Public Sector(2)	937	686	863	1,192	1,116

State Owned Enterprises	3,186	3,524	3,867	4,220	3,921

Financial SOEs	443	650	745	712	585

Non-Financial SOEs	2,742	2,874	3,122	3,508	3,336

CBR	10,868	12,073	10,312	13,429	23,753

CBRT Loans	601	392	396	3,705	13,643

Dresdner Bank Scheme	10,267	11,681	9,916	9,724	10,110

Private Sector(4)	16,812	23,680	27,367	29,153	28,929

Financial	5,535	6,879	7,482	7,581	5,459

Banks	3,757	4,274	4,768	4,550	3,217

Non-Bank Financial Enterprises	1,778	2,605	2,713	3,032	2,242

Non-Financial	11,277	16,801	19,885	21,571	23,470

Outstanding External Debt by Lender	84,270	96,381	102,954	119,664	115,084

Short Term	17,691	20,774	22,921	28,301	16,241

Commercial Bank Credits	8,160	9,935	11,540	17,306	7,775

Private Lender Credits	9,531	10,839	11,381	10,995	8,466

Medium-Long Term	66,579	75,607	80,033	91,363	98,843

Official Creditors	17,085	17,705	16,947	20,122	29,864

Governmental Organizations	8,995	9,695	9,136	8,677	7,685

Multilateral Organizations	8,090	8,010	7,810	11,445	22,180

Private Creditors(4)	49,494	57,902	63,087	71,241	68,979

Loan	35,763	43,866	46,347	49,108	47,645

	1997	1998	1999	2000	2001

Commercial Banks	18,432	22,083	24,368	28,163	26,917

Nonbank Financial Institutions	4,490	6,040	6,985	5,602	4,937

Non-monetary Institutions	1,872	3,026	4,061	4,390	4,468

Off-shore Banks	688	1,008	988	1,203	1,181

Private Investment and

Development Banks	6	20	21	18	23

Dresdner	10,267	11,681	9,916	9,724	10,110

NGTA	8	8	8	8	8

Bond Issue	13,731	14,035	16,740	22,134	21,334

(1) Provisional

(2) Monitored by the Central Bank.

(3) T. Development Bank, T. Eximbank.

(4) Since October 1, 2001, the Central Bank has monitored private sector debt. Term debt figures have been revised by the Central Bank.

Sources: UT, Central Bank.

         The following table presents the breakdown of currency composition of Turkey’s outstanding public and private external debt at the end of the periods indicated:

Table No. 43

Currency Composition of Outstanding External Debt(1)

(percentage of total)

	1997	1998	1999	2000	2001

USD	46.38	48.39	52.71	54.69	51.29

DEM	34.01	35.18	26.78	19.35	3.17

EUR/ECU	1.63	1.54	6.98	12.40	25.37

SDR	0.72	0.41	0.87	3.50	14.48

CHF	1.49	1.25	0.93	0.65	0.51

GBP	0.97	0.85	0.78	0.68	0.58

JPY	10.66	8.31	7.78	6.22	4.05

FRF	1.43	1.43	1.15	0.85	0.06

NLG	0.97	1.00	0.69	0.54	0.01

Other	1.75	1.64	1.32	1.12	0.58

Total	100.00	100.00	100.00	100.00	100.00

(1) Provisional

Sources: UT, Central Bank.

         In April 1995, Turkey raised $500 million in the Euromarkets, which was composed of $255 million of floating rate notes with maturities of between one and three years and a $245 million syndicated loan. In July 1995, Turkey raised ¥70 billion and DM500 million in the Eurobond market. In addition, Turkey issued a $300 million Eurobond in October 1995 and in the same month established a medium-term note program (“MTN Program”). Under the MTN Program, Turkey made a series of U.S. dollar, Japanese yen, Deutsche mark and Italian Lira issues between November 1995 and May 1997 totaling an equivalent of approximately $5.6 billion. The MTN Program limit was increased from $1.5 billion to $4 billion in May 1996, to $5 billion in March 1997 and to $10 billion in February 1998. In addition, Turkey has made issues outside the MTN Program: a ¥75 billion Samurai issue in April 1996, a $500 million Eurobond in June 1996, a $400 million Eurobond in May 1997 and a $600 million Eurobond in September 1997.

         In February 1998, Turkey issued a DM1,000 million Eurobond and a $400 million Eurobond that was increased to $500 million in April 1998. In April 1998, Turkey issued a step-down structured

DM1,000 bond, and in May 1998, a $300 million bond. In November 1998, Turkey issued a DM600 million bond that was increased to DM1,000 million in December 1998. Turkey also issued a 10 year $200 million bond with a put option in December 1998.

         In February 1999, Turkey issued a DM750 million Eurobond, which was increased to DM850 million in March 1999. In March 1999, Turkey issued a EURO500 million Eurobond, which was increased to EURO800 million in April 1999 and EURO1 billion in May 1999. In April 1999, Turkey increased the amount of the 10-year U.S. global bond issued in December 1998 to $400 million, which was further increased to $600 million in September 1999. In June 1999, Turkey issued a $500 million global bond, which was increased to $750 million in December 1999. In August 1999, Turkey issued a EURO400 million Eurobond. In November 1999, Turkey issued a $500 million global bond and a EURO500 million Eurobond, which was increased to a EURO750 million in December 1999. In December 1999, Turkey also issued a EURO600 million Eurobond.

         On January 10, 2000, Turkey issued $1.5 billion of global bonds with a maturity of 30 years and 11.875% interest. On January 26, 2000, Turkey issued EURO750 million of Eurobonds with a maturity of 10 years and 9.25% interest, which was increased to EURO1 billion on February 8, 2000. Turkey issued Yen 35 billion of Samurai bonds, with a maturity of three years and 3.5% interest, on February 18, 2000. On March 30, 2000, Turkey issued EURO600 million Eurobonds, with a maturity of five years and 7.75% interest, and, on June 2, 2000, Turkey issued EURO500 million Euro-FRN (floating rate notes), with a maturity of three years and three months and Euribor plus 200 bps interest. On June 8, 2000, Turkey issued $750 million of global bonds, with a maturity of 10 years and 11.75% interest. Turkey launched Yen 55 billion of Samurai bonds, with a maturity of four years and 3.25% interest, on June 15, 2000. On July 13, 2000, Turkey issued EURO533,062,178 of Eurobonds, with a maturity of seven years and 8.125% interest (which are intended to be fungible with an outstanding issue of DM 1.5 billion originally launched in October 1997), which was increased to EURO733,062,178 on September 1, 2000. Turkey launched a $500 million reopening on July 19, 2000 of $500 million global bonds originally issued on June 18, 1999, with a maturity of 10 years and 12.375% interest, which was further increased to $750 million on December 8, 1999. In addition, Turkey launched a $750 million reopening on September 12, 2000 of $750 million global bonds issued on June 8, 2000, with a maturity of 10 years and 11.75% interest. Turkey issued Yen 50 billion of Samurai bonds, with a maturity of three years and 3% interest, on November 2, 2000. Turkey issued a $1 billion of Syndicated Loan, with a maturity of six months and Libor plus 1% interest, on December 20, 2000.

         In 2001, Turkey issued or launched the following:

•	EURO500 million of Eurobonds on February 12, 2001, with a maturity of three years and an 8.25% interest rate, which was increased to Euro 750 million on February 19, 2001;

•	EURO500 million of Eurobonds on November 7, 2001, with a maturity of three and one quarter years and an 11% interest rate, which was increased to Euro 800 million on December 12, 2001; and

•	$500 million of global notes on November 27, 2001 with a maturity of five years and an 11.375% interest rate, which was increased to $750 million on December 20, 2001.

         The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table No. 44

Debt Ratios
(percentage of total)

	1997	1998	1999	2000	2001

T. External Debt/GNP	42.78	45.46	53.94	59.79	77.66

Public Sector/GNP	25.26	24.49	27.59	31.08	47.18

Private Sector/GNP	8.53	11.17	14.34	14.56	19.52

T. External Debt/T.FX Revenues(1)	161.79	165.20	205.30	217.15	217.67

T. External Debt/T.FX Revenues(2)	144.12	153.99	194.67	202.83	202.65

T. External Debt/Exports (FOB)(1)	320.89	357.32	387.24	430.83	367.21

T. External Debt/Exports (FOB)(2)	258.12	308.72	351.08	377.88	326.40

External Debt Service/GNP	6.30	7.79	9.60	10.96	16.61

Ext. Debt Service/T.FX Revenues(1)	23.84	28.30	36.52	39.81	46.57

Ext. Debt Service/T.FX Revenues(2)	21.24	26.38	34.63	37.18	43.36

Ext. Debt Service/Exports (FOB) (1)	47.29	61.22	68.89	78.98	78.57

Ext. Debt Service/Exports (FOB) (2)	38.04	52.89	62.46	69.27	69.84

Interest/GNP	2.33	2.27	2.86	3.15	4.81

Interest/Exports(1)	17.47	17.88	20.50	22.68	22.76

Interest/Exports (FOB)(2)	14.05	15.45	18.58	19.89	20.23

Int’l Reserves (net)/Total Ext. Debt	23.16	21.50	23.49	19.35	17.20

Int’l Reserves (net)/Short-term Debt	110.30	99.77	105.50	81.81	121.91

Int’l Reserves (gross)/Total Ext. Debt	21.86	20.46	22.51	18.53	16.32

Int’l Reserves (gross)/Short-term Debt	104.12	94.93	101.12	78.34	115.68

TCMB Reserves (gross)/Import (FOB)	38.37	43.40	58.28	41.03	47.27

TCMB Reserves (net)/Import (FOB)	40.65	45.61	60.81	42.84	49.81

Current Account Balance/TCMB

Reserves (gross)	-14.32	10.06	-5.87	-44.29	18.08

Current Account Balance/TCMB

Reserves (net)	-13.52	9.57	-5.62	-42.41	17.15

Current Account Balance/GNP	-1.37	0.96	-0.73	-4.94	2.29

(1) Excluding shuttle trade and transit trade.
(2) Including shuttle trade and transit trade.

Sources: UT, Central Bank, SIS.

Table No. 45

External Debt Service

(in millions of dollars)

	1997	1998	1999	2000	2001(1)

Total External Debt Service	12,418	16,513	18,316	21,937	24,619

Principal(2)	7,830	11,690	12,866	15,638	17,486

Interest	4,588	4,823	5,450	6,299	7,133

(1) Provisional.

(2) Repayments through bond issues are included.

Source: Central Bank.

         The aggregate amount of scheduled repayment of principal and interest on the medium- and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Table No. 46

Medium and Long-Term External Debt Service(1)
(in millions of dollars)

	Principal	Interest	Total

2002

Private Sector	10,053	1,723	11,776

Public Sector	7,311	3,971	11,282

Total	17,364	5,694	23,058

2003

Private Sector	6,909	1,131	8,040

Public Sector	9,680	3,742	13,422

Total	16,589	4,873	21,462

2004

Private Sector	3,197	808	4,005

Public Sector	14,427	3,317	17,744

Total	17,624	4,125	21,749

2005

Private Sector	2,751	590	3,341

Public Sector	14,377	2,391	16,768

Total	17,128	2,981	20,109

2006

Private Sector	1,600	357	1,957

Public Sector	6,770	1,797	8,567

Total	8,370	2,154	10,524

2007

Private Sector	828	265	1,093

Public Sector	4,652	1,437	6,089

Total	5,480	1,702	7,182

2008+

Private Sector	4,335	1,168	5,503

Public Sector	24,766	7,269	32,035

Total	29,101	8,437	37,538

(1) Provisional; excluding Dresdner Bank Program Accounts repayment; cross rates based on December 31, 2001.

Source: UT.

         The following table presents the total external public debt of Turkey issued between January 1, 1997 and December 31, 2001:

Table No. 47

External Debt of Turkey
(issued between January 1, 1997 and December 31, 2001)
(Public Guaranteed)

		Outstanding	Maturity
Agreement Date	Currency	Amount	(Year)	Interest (%)

Multilateral Organizations

11/12/1997	ECU	45,000,000	18.0	FLOATING

05/03/1998	USD	20,000,000	1.5	8.6

05/08/1998	USD	13,100,000	17.0	IBRD SCL LIBOR Based

06/25/1998	USD	270,000,000	17.0	IBRD SCL LIBOR Based

06/03/1999	EUR	40,000,000	15	3.50

08/02/1999	USD	252,530,000	7	IBRD LIBOR SCL Based

11/26/1999	EUR	7,700,000	17	EURIBOR+1.00

01/29/2000	USD	20,000,000	1.5	LIBOR + 2.15

04/04/2000	USD	10,000,000	6	LIBOR + 2.5

11/28/2000	USD	20,000,000	1.5	LIBOR + 2.15

12/05/2000	EUR	80,000,000	18	EUR-based floating

03/21/2001	USD	100,000,000	3	IM LIBOR + 0.6

07/10/2001	EUR	125,000,000	12	EURIBOR-based floating

10/11/2001	EUR	60,000,000	20	6M LIBOR + 0.3

11/27/2001	USD	50,000,000	3	1M LIBOR + 0.6

12/14/2001	EUR	110,000,000	20	6M LIBOR + 1

12/14/2001	USD	25,000,000	20	3M EIB + 2.5

Bilateral Agreements

01/24/1997	DEM	108,241,009	3.5	DMLIBOR+1.65

01/24/1997	DEM	68,612,000	10.5	DMLIBOR+1

01/28/1997	DEM	46,954,000	10.5	6.32

04/02/1997	USD	9,387,720	11.0	7.25

04/02/1997	USD	16,100,000	4.0	LIBOR+2.0

05/01/1997	FRF	68,794,228	9.0	6MPIBOR+1.125

06/19/1997	USD	73,482,500	10.0	LASU

06/19/1997	USD	31,492,500	10.0	LASU

06/19/1997	USD	12,967,500	10.0	LIBOR+0.90

06/19/1997	USD	5,557,500	10.0	LIBOR+1.85

07/18/1997	USD	455,250	5.0	VIBOR+0.889

07/18/1997	USD	2,576,750	8.5	VIBOR+0.875

07/22/1997	USD	340,000	5.0	6.15

07/22/1997	USD	21,918,100	5.0	LIBOR+1

07/22/1997	USD	16,660,000	3.0	6.15

07/29/1997	FRF	42,000,000	5.0	PIBOR+1.725

08/07/1997	FRF	9,315,006	5.0	PIBOR+1.625

08/07/1997	FRF	62,100,040	9.5	PIBOR+1.125

08/25/1997	USD	45,000,000	5.0	LIBOR+2

09/18/1997	USD	112,806,000	5.0	LIBOR+1.90

09/18/1997	USD	180,007,000	13.0	LIBOR+0.90

09/18/1997	USD	28,485,000	13.0	LIBOR+0.90

09/18/1997	USD	312,963,675	16.0	LIBOR+0.90/%7.40

09/23/1997	USD	11,865,000	13.0	LIBOR+0.90

10/23/1997	USD	125,772,464	11.5	LIBOR+1.725

10/23/1997	USD	54,227,536	5.0	7.20

11/19/1997	USD	16,616,501	10.5	LIBOR+0.875

11/19/1997	USD	34,208,529	7.0	LIBOR+2

		Outstanding	Maturity
Agreement Date	Currency	Amount	(Year)	Interest (%)

02/13/1998	USD	20,395,423	2.5	LIBOR+1.9375

03/13/1998	USD	14,499,980	5.0	LIBOR+0.775

03/13/1998	USD	2,558,820	5.0	LIBOR+1.75

04/24/1998	USD	100,000,000	3.0	LIBOR+1.75

05/05/1998	USD	20,000,000	12.0	LIBOR+0.80

05/05/1998	USD	110,000,000	4.0	LIBOR+1.73

05/15/1998	USD	35,513,157	5.0	LIBOR+1.75

05/29/1998	USD	113,649,174	13.0	LIBOR+0.20

06/09/1998	DEM	37,368,000	5.0	LIBOR+1.875

06/09/1998	DEM	52,200,000	5.0	LIBOR+0.875

06/09/1998	DEM	140,227,000	7.5	LIBOR+1.90

06/09/1998	DEM	43,350,000	7.5	LIBOR+1.90

06/09/1998	DEM	24,005,000	5.0	LIBOR+1.875

06/24/1998	USD	41,000,000	4.0	LIBOR+1.85

07/14/1998	DEM	22,705,000	5.0	FIBOR+0.9

07/14/1998	DEM	14,100,000	5.0	FIBOR+0.9

07/14/1998	DEM	41,885,750	5.0	FIBOR+1.75

09/25/1998	USD	15,214,200	5.5	LIBOR+1.75

09/25/1998	USD	22,826,750	9.5	LIBOR+0.25

09/25/1998	USD	25,036,750	9.5	LIBOR+0.75

09/25/1998	USD	38,350,300	9.5	LIBOR+0.55

10/20/1998	USD	2,062,500	4	LIBOR+1.70

10/20/1998	USD	11,687,500	9	6.63

10/20/1998	USD	67,750,000	5.5	LIBOR+1.95

02/23/1999	USD	78,476,000	7	1.625

02/26/1999	USD	29,886,000	5	LIBOR+1.25

02/26/1999	USD	5,274,000	5	LIBOR+1.95

03/22/1999	USD	78,752,919	10	5.46

03/22/1999	USD	40,658,715	10	5.46

03/31/1999	EUR	7,203,216	5	EURIBOR+2.25

03/31/1999	EUR	43,775,913	11.5	EURIBOR+1.25

03/31/1999	USD	44,625,000	5	LIBOR+2.25

03/31/1999	USD	8,488,620	11.5	LIBOR+1.25

04/06/1999	USD	18,973,000	10	LIBOR+0.75

04/06/1999	USD	11,000,000	5	LIBOR+2.25

04/15/1999	USD	98,115,840	12	6.25

04/15/1999	USD	5,194,368	10	LIBOR+1.90

04/15/1999	USD	12,120,192	10	0.90

04/15/1999	USD	275,400,000	12	LIBOR+0.07

04/15/1999	USD	48,600,000	10	LIBOR+3.00

06/10/1999	USD	31,067,500	10	CIRR

06/10/1999	USD	5,482,500	6	LIBOR+1.50

06/11/1999	USD	1,295,850	4	LIBOR+2.00

06/11/1999	USD	7,343,150	5	6.58

07/14/1999	USD	200,000,000	11	LTPR+1.90

07/27/1999	USD	90,000,000	5	LIBOR+2.25

07/27/1999	USD	41,000,000	5	LIBOR+2.25

09/07/1999	EUR	281,427,084	3	9.625

09/21/1999	USD	28,900,000	5	LIBOR+2.25

10/08/1999	USD	75,567,222	5	LIBOR+2.25

11/23/1999	USD	84,872,500	5	LIBOR+2.25

11/26/1999	DEM	26,739,552	5	DM LIBOR+2.25

11/26/1999	DEM	33,479,103	8	DM LIBOR+0.85

		Outstanding	Maturity
Agreement Date	Currency	Amount	(Year)	Interest (%)

12/01/1999	USD	37,386,199	11.5	7.15

12/01/1999	USD	6,597,565	5	LIBOR+2.25

12/15/1999	JPY	27,800,000,000	5	LIBOR+2.25

12/15/1999	JPY	2,700,000,000	5	LIBOR+2.15

12/15/1999	JPY	5,310,650,000	17.5	LIBOR+0.75

12/15/1999	JPY	796,597,500	5	LIBOR+2.15

12/15/1999	EUR	85,002,828	17.5	LIBOR+0.75

12/15/1999	EUR	15,000,499	5	LIBOR+2.15

12/15/1999	EUR	172,525,369	17.5	AKA PLAFOND C + 0.25

12/15/1999	EUR	30,445,653	5	LIBOR+2.15

12/15/1999	USD	212,095,000	17.5	CIRR

12/15/1999	USD	31,814,250	5	LIBOR+2.15

12/15/1999	USD	34,959,134	10	LIBOR+0.75

12/15/1999	USD	17,000,000	10	LIBOR+0.75

12/15/1999	USD	115,250,000	5	LIBOR+2.25

12/15/1999	USD	40,108,149	5	LIBOR+2.25

12/16/1999	EUR	987,870	17.5	LIBOR+0.75

12/16/1999	EUR	148,180	5	LIBOR+2.15

12/17/1999	JPY	58,480,339,000	16.5	2.30

12/20/1999	USD	31,000,000	5	LIBOR+2.25

12/23/1999	USD	82,450,000	6	LIBOR+2.25

12/23/1999	USD	19,550,000	5	LIBOR+2.25

12/24/1999	USD	12,300,000	5	LIBOR+2.25

01/14/2000	USD	40,500,000	10	LIBOR+2.95

01/14/2000	USD	229,500,000	12	LIBOR + 0.02

04/07/2000	EUR	18,567,751	10	LIBOR+0.9

04/07/2000	USD	105,217,258	10	6.9

05/16/2000	EUR	117,738,634	15	6.36

05/16/2000	GBP	7,144,250	15	7.39

05/16/2000	USD	9,381,734	15	7.7

05/16/2000	EUR	21,415,878	15	EURIBOR+0.75

05/16/2000	USD	57,607,580	15	LIBOR + 7.17

05/16/2000	EUR	25,508,673	5	EURIBOR+2.25

05/16/2000	GBP	1,260,750	5	LIBOR+2.25

05/16/2000	USD	22,545,304	5	LIBOR+2.25

05/16/2000	USD	61,362,371	5	LIBOR+2.25

05/16/2000	USD	23,067,329	15	7.27

05/16/2000	USD	6,000,000	5	USD LIBOR+2.25

05/16/2000	USD	4,070,705	5	LIBOR+2.25

05/31/2000	USD	25,000,000	5	LIBOR+1.75

08/18/2000	USD	50,779,850	5	LIBOR + 1.00

02/09/2001	USD	68,034,000	12	3M LIBOR

02/09/2001	USD	12,006,000	10	3M LIBOR + 2.25

04/30/2001	EUR	5,608,263	12	5.58

06/20/2001	USD	15,470,000	7.5	6M LIBOR + 2

06/20/2001	USD	7,657,820	6.5	5.51

12/21/2001	USD	15,330,670	5	6M LIBOR + 1.75

12/14/2001	USD	25,000,000	20	3M EIB + 2.5

CONSOLIDATED BUDGET

		Outstanding	Maturity
Agreement Date	Currency	Amount	(Year)	Interest (%)

Multilateral Organizations

01/28/1997	USD	10,150,000	12.0	7.50

01/28/1997	USD	8,168,000	10.0	6.50

08/26/1997	ECU	50,000,000	15.0	Floating

09/22/1997	USD	14,500,000	3.0	IBRD SCL Fixed

10/28/1997	USD	20,000,000	17.0	IBRD SCL LIBOR Based

12/01/1997	USD	28,000,000	12.0	6.5

12/01/1997	USD	3,600,000	12.0	6.5

12/19/1997	USD	50,156,520	10.0	6.29

02/03/1998	USD	11,000,000	12.0	6.5

06/03/1998	USD	8,500,000	12.0	6.5

06/25/1998	USD	300,000,000	15.0	IBRD SCL Fixed

07/31/1998	USD	4,000,000	15.0	IBRD SCL Fixed

09/08/1998	USD	2,500,000	17.0	IBRD SCL LIBOR

09/11/1998	USD	369,000,000	15.0	IBRD SCL Fixed

12/04/1998	USD	23,000,000	10.0	5.69

12/16/1998	USD	24,970,000	10.0	5.53

12/17/1998	EUR	32,000,000	15.0	3.5

04/06/1999	USD	10,000,000	18	LIBOR+1.00

04/22/1999	EUR	38,000,000	20	3.50

07/22/1999	USD	45,000,000	10	7.02

08/02/1999	USD	155,000,000	17	IBRD LIBOR SCL Based

11/23/1999	USD	264,600,000	15	IBRD Fixed Rate SCL Based

11/24/1999	USD	6,000,000	15	IBRD Fixed Rate SCL Based

11/25/1999	USD	234,400,000	15	IBRD Fixed Rate SCL Based

11/23/1999	USD	252,530,000	15	IBRD Fixed Rate SCL Based

12/16/1999	USD	39,000,000	10	7.36

02/03/2000	USD	7,700,000	12	5.50

02/09/2000	EUR	150,000,000	30	4.77

05/27/2000	USD	759,600,000	15	IBRD LIBOR-based floating

06/21/2000	EUR	75,000,000	15	5.0

06/21/2000	EUR	50,000,000	15	5.0

07/04/2000	USD	24,332,000	10	7.815

08/03/2000	USD	63,000,000	10	7.64

10/24/2000	USD	50,000,000	10	7.18

11/08/2000	USD	12,645,000	15	5.5

11/09/2000	USD	17,930,000	15	5.5

11/10/2000	USD	17,000,000	25	2.5

11/11/2000	USD	23,000,000	15	5.5

11/23/2000	USD	50,000,000	10	7.17

12/05/2000	EUR	70,000,000	15	EUR-based floating

12/21/2000	USD	777,780,000	17	LIBOR-based floating

12/21/2000	USD	250,000,000	17	LIBOR-based floating

01/19/2001	USD	30,000,000	10	6.4

03/23/2001	USD	17,000,000	10	5.99

06/13/2001	USD	90,000,000	10	6.39

07/12/2001	USD	700,000,000	17	LIBOR + 0.75

07/12/2001	USD	400,000,000	5	LIBOR + 4

07/12/2001	USD	600,000,000	17	LIBOR + 0.75

08/06/2001	USD	10,000,000	10	6.25

08/06/2001	USD	8,800,000	10	6.25

		Outstanding	Maturity
Agreement Date	Currency	Amount	(Year)	Interest (%)

08/06/2001	USD	4,000,000	10	6.25

08/06/2001	USD	1,662,000	10	6.25

09/14/2001	USD	500,000,000	15	6M LIBOR + 0.75

11/08/2001	USD	11,000,000	10	5.03

12/14/2001	EUR	75,000,000	20	EURIBOR-based floating

Bilateral Agreements

01/21/1997	FRF	27,202,500	30.0	0.5

08/28/1997	DEM	147,000,000	13.5	2

08/28/1997	DEM	58,000,000	30.5	2

08/28/1997	DEM	20,000,000	30.0	2

01/13/1997	YEN	352,519,259	6.0	2.5

01/20/1997	DEM	530,422	2.0	LIBOR+1.40

01/20/1997	DEM	3,005,728	5.0	AKA-C

01/21/1997	FRF	32,934,500	13.0	PIBOR+1.25

01/27/1997	JPY	18,000,000	5.0	LIBOR+1.675

01/27/1997	JPY	44,209,281	5.0	LIBOR+1.675

01/29/1997	USD	8,547,039	5.0	LIBOR+0.40

02/04/1997	CHF	9,864,774	6.5	SEBR+1.375

03/05/1997	USD	3,890,527	5.5	LIBOR+0.40

03/07/1997	USD	2,328,000	3.0	LIBOR+1.50

03/28/1997	DEM	56,776,600	6.0	FIBOR+0.625

03/28/1997	DEM	10,019,400	4.5	FIBOR+1.625

04/09/1997	USD	1,508,301	4.0	LIBOR+1.375

04/15/1997	USD	150,000,000	3.0	6MLIBOR+1.75

05/16/1997	USD	61,000,000	3.0	6MLIBOR+1.80

05/16/1997	USD	29,000,000	3.0	6MLIBOR+1.80

05/16/1997	USD	25,000,000	3.0	6MLIBOR+1.80

05/27/1997	USD	1,517,021	5.0	LIBOR+0.75

05/27/1997	USD	5,491,627	4.0	LIBOR+1.375

07/21/1997	USD	60,000,000	3.5	LIBOR+1.8

07/21/1997	USD	40,000,000	3.0	LIBOR+1.8

07/22/1997	USD	25,000,000	7.0	LIBOR+0.85

07/23/1997	NLG	1,712,000	7.0	6.15

07/24/1997	DEM	37,670,640	5.5	DMLIBOR+0.75

07/24/1997	DEM	6,647,760	5.5	DMLIBOR+1.50

07/24/1997	DEM	16,673,600	5.5	DMLIBOR+1.875

08/20/1997	USD	100,000,000	3.0	LIBOR+1.7

08/28/1997	DEM	102,000,000	13.5	KFW+0.65

08/28/1997	DEM	38,000,000	15.0	KFW+0.65

09/04/1997	USD	135,000,000	3.0	LIBOR+1.70

09/18/1997	USD	25,000,000	17.0	LIBOR+0.90

09/24/1997	CHF	220,000,000	17.0	LIBOR+1.15

09/24/1997	CHF	34,437,000	3.0	LIBOR+1.70

09/24/1997	USD	81,826,438	3.0	LIBOR+1.70

09/24/1997	USD	55,000,000	4.5	LIBOR+1.95

10/28/1997	USD	75,000,000	3.0	LIBOR+1.70

11/18/1997	GBP	28,027,711	8.0	LIBOR+0.75/8.07

11/18/1997	CHF	56,126,989	8.0	STR LIBOR+1.25

12/19/1997	USD	1,507,350	3.0	LIBOR+1.375

12/23/1997	USD	9,084,899	8.5	LIBOR+0.50

12/24/1997	USD	105,000,000	3.0	LIBOR+1.70

12/24/1997	USD	45,000,000	3.0	LIBOR+1.70

		Outstanding	Maturity
Agreement Date	Currency	Amount	(Year)	Interest (%)

01/16/1998	USD	65,000,000	3.0	LIBOR+1.70

01/16/1998	USD	35,000,000	3.0	LIBOR+1.70

01/19/1998	USD	17,501,755	9.0	LIBOR+0.30

03/26/1998	JPY	2,961,157,691	10.0	2.5

03/31/1998	USD	20,248,476	13.0	6.53

03/31/1998	USD	20,249,154	3.0	LIBOR+1.90

05/28/1998	USD	49,922,418	12.0	LIBOR+0.3

06/08/1998	USD	146,000,000	5.0	LIBOR+2.25

06/24/1998	USD	3,177,285	7.0	6.94

06/24/1998	USD	560,697	7.0	LIBOR+1.125

07/17/1998	USD	2,303,985	3.0	LIBOR+1.70

08/07/1998	USD	75,000,000	5.0	LIBOR+2.25

08/20/1998	USD	10,000,000	13.0	LIBOR+0.85

08/28/1998	USD	100,000,000	5.0	LIBOR+2.25

09/04/1998	USD	20,000,000	5.0	LIBOR+2.25

09/04/1998	USD	20,000,000	5.0	LIBOR+2.25

09/18/1998	USD	42,453,248	11.5	6.36

09/21/1998	FRF	3,617,300	11.0	PIBOR+1.25/5.99(1)

09/21/1998	FRF	2,665,507	30.0	0.2

09/22/1998	FRF	24,305,300	11.0	PIBOR+1.25/5.99(1)

09/22/1998	FRF	18,450,000	30.0	0.2

09/22/1998	FRF	10,670,000	11.0	PIBOR+1.25/5.99(1)

09/22/1998	FRF	8,100,000	30.0	0.2

09/25/1998	NLG	29,000,000	12.0	AIBOR+0.5

09/30/1998	DEM	18,700,000	8.0	FIBOR+0.9

09/30/1998	DEM	22,192,163	8.0	FIBOR+0.9

09/30/1998	DEM	9,204,666	6.0	FIBOR+1.75

10/07/1998	FRF	3,707,007	11.0	PIBOR+1.25/6.18(1)

10/07/1999	FRF	2,780,760	30.0	0.2

11/03/1998	USD	75,000,000	5.0	LIBOR+2.25

11/04/1998	USD	15,110,305	7.5	LIBOR+1.40

11/04/1998	USD	2,538,096	3.0	LIBOR+0.30

11/16/1998	USD	17,014,405	11.0	PIBOR+1.25/6.18(1)

11/16/1998	FRF	12,803,067	30.0	0.2

11/26/1998	USD	27,000,000	5.0	LIBOR+1.875

12/03/1998	USD	9,700,000	5.0	LIBOR+2.25

12/04/1998	USD	40,000,000	5.0	LIBOR+2.25

12/11/1998	DEM	80,000,000	30.0	2

12/14/1998	FRF	1,168,371,750	5.5	5.49

12/14/1998	FRF	198,750,000	5.5	FIBOR+2

12/15/1998	FRF	9,054,100	11.0	PIBOR+1/5.82(1)

12/15/1998	FRF	8,250,000	40.0	0.6

12/16/1998	DEM	15,352,512	5.0	LIBOR+2.375

12/17/1998	DEM	561,000,000	11.0	PLAFONDC+0.25

12/17/1998	DEM	561,000,000	11.0	PLAFONDC+0.25

12/22/1998	DEM	32,750,000	5.5	FIBOR+2.1

12/24/1998	USD	22,146,648	7.0	LIBOR+0.20

12/24/1998	USD	6,765,000	5.0	LIBOR+1.70

12/24/1998	USD	18,128,103	7.0	LIBOR+0.20

12/25/1998	USD	11,079,884	10.0	LIBOR+0.25

01/11/1999	USD	834,000	5	LIBOR+1.75

01/11/1999	BEF	234,487,741	8	5.21

01/19/1999	JPY	950,286,400	6	2.10

		Outstanding	Maturity
Agreement Date	Currency	Amount	(Year)	Interest (%)

01/19/1999	JPY	167,697,600	5.5	LIBOR+1.50

02/01/1999	USD	53,700,000	5	LIBOR+2.25

02/18/1999	EUR	13,955,114	5	4.98

02/18/1999	EUR	2,369,261	5	EURIBOR+1.60

03/16/1999	USD	10,000,000	5	LIBOR + 2.25

03/24/1999	ATS	2,289,000,000	17.5	6.90

03/24/1999	ATS	2,095,000,000	18	6.90

03/24/1999	DEM	87,146,136	4	LIBOR+2.10

03/24/1999	USD	26,000,000	4	TIBOR+2.10

03/24/1999	USD	40,000,000	6	TIBOR+2.25

03/24/1999	USD	54,000,000	4.5	TIBOR+2.15

03/24/1999	USD	41,000,000	4.5	LIBOR+2.15

03/24/1999	USD	40,000,000	6	LIBOR+2.25

03/24/1999	USD	39,000,000	4	LIBOR+2.10

04/16/1999	USD	30,000,000	5	LIBOR + 2.25

05/20/1999	DEM	36,000,000	30	2.00

05/26/1999	JPY	1,113,000,000	14.5	2.10

05/26/1999	JPY	174,450,000	5	LIBOR+1.70

06/04/1999	USD	9,803,991	40	0.008

06/24/1999	USD	489,377,736	12	LIBOR + 0.75

06/24/1999	USD	67,369,260	3.25	LIBOR + 0.75

06/24/1999	USD	16,842,315	4.75	LIBOR + 0.75

06/28/1999	EUR	1,910,820	5	EURIBOR+2.00

06/28/1999	EUR	10,827,798	5	EURIBOR+0.75

06/28/1999	NLG	1,275,326	5	5.60

06/28/1199	NLG	7,226,850	12	5.70

06/28/1999	USD	1,849,593	5	7.60

06/28/1999	USD	10,481,028	12	7.20

07/14/1999	USD	8,358,000	12	5.78

07/14/1999	USD	5,572,000	12	LIBOR+1.00

08/25/1999	JPY	2,215,318,616	12.5	2.30

08/25/1999	JPY	1,326,345,383	9.5	JPY LIBOR+2.00

09/07/1999	JPY	1,888,496,900	5	TIBOR+2.00

09/08/1999	DEM	1,311,257	5	EURIBOR+2.25

09/13/1999	USD	1,644,740	5	LIBOR +2.25

09/17/1999	JPY	12,464,000,000	40	0.75

09/17/1999	JPY	29,367,000,000	40	2.2

09/24/1999	JPY	121,238,820	5	TIBOR+2.0

09/27/1999	JPY	687,019,980	5	2.20

09/27/1999	JPY	1,731,379,301	5	2.00

09/28/1999	EUR	8,513,114	5.5	EURIBOR+0.70

09/28/1999	EUR	5,478,832	5	EURIBOR+2.00

09/28/1999	EUR	1,502,315	5	EURIBOR+2.00

10/08/1999	USD	9,803,991	10.5	6.81

10/08/1999	USD	1,625,296	5	LIBOR+1.75

10/11/1999	USD	45,000,000	5	LIBOR+2.25

10/22/1999	JPY	305,537,524	5	JPY LIBOR + 2.00

10/27/1999	USD	91,846,226	12	LIBOR + 0.20

10/27/1999	DEM	7,430,456	5	EURIBOR+0.70

11/08/1999	USD	66,071,600	7	LIBOR+1.50

11/11/1999	USD	6,661,528	5.5	LIBOR+2.25

11/11/1999	DEM	16,500,000	17	2.00

11/19/1999	USD	83,600,000	5	LIBOR+2.25

		Outstanding	Maturity
Agreement Date	Currency	Amount	(Year)	Interest (%)

11/30/1999	USD	28,015,800	5	LIBOR+0.75

11/30/1999	USD	30,000,000	12	1.20

12/01/1999	EUR	5,113,000	5.5	EURIBOR+0.70

12/01/1999	EUR	19,128,670	5	EURIBOR+2.00

12/01/1999	EUR	903,000	5	EURIBOR+2.00

12/01/1999	EUR	2,869,078	5.5	EURIBOR+0.70

12/01/1999	EUR	506,308	5	EURIBOR+2.00

12/07/1999	USD	20,000,000	5.5	LIBOR+2.15

12/10/1999	USD	27,000,000	5	LIBOR+2.25

12/16/1999	USD	160,000,000	5	LIBOR+2.25

12/16/1999	USD	43,000,000	5	LIBOR+2.25

12/17/1999	USD	131,536,821	5	LIBOR+2.25

12/17/1999	USD	30,000,000	5	LIBOR+2.25

12/20/1999	CHF	990,000	5	CHF LIBOR+2.25

12/20/1999	CHF	5,610,000	6.5	SEBR+0.75

12/22/1999	KWD	20,000,000	20	4.50

12/22/1999	USD	4,097,829	6	LIBOR+0.25

12/22/1999	USD	4,109,586	6	LIBOR+2.25

12/27/1999	USD	45,000,000	5	LIBOR+2.25

01/04/2000	USD	32,000,000	5	LIBOR+2.25

01/14/2000	JPY	2,025,872,376	9	LIBOR+0.50

01/17/2000	EUR	52,058	33	2.0

01/17/2000	EUR	3,700,000	20	2.0

01/27/2000	JPY	2,025,872,375	5	2.2

01/27/2000	EUR	9,058,645	5	LIBOR+2.50

02/09/2000	JPY	169,370,910	5	6 M LTPR+2.0

02/14/2000	JPY	3,084,692,755	8	2.0

02/14/2000	USD	3,240,000	5	LIBOR+2.25

02/14/2000	JPY	139,600,000	5	LIBOR+2.0

02/15/2000	JPY	959,768,490	5	JPY CIRRI, 2.2

02/17/2000	USD	50,000,000	5	LIBOR+2.25

03/10/2000	GBP	5,991,761	6.5	6.0

03/10/2000	GBP	12,805,820	6.5	GBP LIBOR+1.25

03/23/2000	USD	50,000,000	5	USD LIBOR+2.25

03/28/2000	JPY	27,500,000,000	8	JPLTPR+0.2

04/07/2000	USD	4,654,868	5	USD LIBOR+0.70

04/07/2000	USD	3,438,007	1.5	USD LIBOR+2.25

04/12/2000	USD	52,880,000	5	USD LIBOR+2.25

05/05/2000	USD	40,000,000	5	USD LIBOR+1.75

05/05/2000	USD	45,000,000	5	USD LIBOR+1.75

06/08/2000	USD	1,712,500	5	USD LIBOR+0.875

06/15/2000	CHF	22,268,000	15	CHF LIBOR+0.75

06/15/2000	CHF	3,300,000	5	CHF LIBOR+1.75

06/23/2000	EUR	33,233,972	6	6M EURIBOR+2

07/28/2000	USD	94,235,430	6	LIBOR+2.50

07/28/2000	USD	45,000,000	5	LIBOR+1.75

07/28/2000	USD	46,400,000	5	LIBOR+1.75

07/28/2000	USD	20,000,000	5	LIBOR+1.75

07/28/2000	USD	20,000,000	5	LIBOR+1.75

07/31/2000	USD	20,000,000	5	USD LIBOR+1.75

07/31/2000	USD	20,000,000	5	LIBOR+1.75

08/01/2000	USD	15,000,000	5	LIBOR+1.75

08/29/2000	USD	27,000,000	5	LIBOR+1.75

		Outstanding	Maturity
Agreement Date	Currency	Amount	(Year)	Interest (%)

10/05/2000	USD	124,829,756	5	LIBOR+1.75

10/13/2000	USD	13,500,000	6.5	7.70

10/13/2000	EUR	4,900,000	6.5	6.40

10/13/2000	USD	205,000,000	5	LIBOR+1.75

10/19/2000	USD	10,119,093	8	CIRR

10/19/2000	USD	1,785,722	6	6M USD LIBOR+1.25

				CIRR+2%Interest+1.47

10/23/2000	JPY	1,205,257,500	6	risk premium

				CIRR+2%Interest+1.47

10/23/2000	JPY	1,585,623,575	5	risk premium

10/31/2000	USD	15,000,000	18	LIBOR+0.95

10/11/2000	USD	34,000,000	5	USD LIBOR+1.75

11/13/2000	EUR	22,888,484	6.5	CIRR

11/13/2000	EUR	4,039,144	6.5	EURIBOR+1.25

11/24/2000	USD	94,929,640	12	6M USD LIBOR+0.65

11/24/2000	USD	35,000,000	5	6M USD LIBOR+1.75

11/28/2000	JPY	435,382,500	6	6M USD LIBOR+1.625

11/24/2000	USD	34,182,000	13.5	6M USD LIBOR+1.30

12/07/2000	USD	5,405,206	6	6M USD LIBOR+0.25

12/07/2000	USD	3,500,000	5	6M USD LIBOR+1.75

12/12/2000	JPY	279,815,925	2	6M LIBOR+1.75

12/12/2000	JPY	1,188,436,627	2	6M LIBOR+1.75

02/09/2001	CHF	41,945,815	12	6M LIBOR+0.625

02/09/2001	USD	20,067,329	5	6M LIBOR+1.75

03/01/2001	GBP	7,436,234	7.5	7.01

03/01/2001	GBP	1,312,276	5	6M LIBOR+1.75

03/26/2001	USD	2,609,500	5	6M LIBOR+1.75

03/26/2001	USD	460,500	4	6M LIBOR+0.625

03/30/2001	USD	7,697,295	6	6M LIBOR+0.25

03/30/2001	USD	1,287,405	5	6M LIBOR+1.75

04/17/2001	DEM	2,126,846	5	6M EURIBOR+1

04/17/2001	DEM	12,052,130	7.5	5.33

05/09/2001	USD	50,000,000	5	6M LIBOR+1.75

05/31/2001	EUR	3,359,791	5	6M EURIBOR+1.75

05/31/2001	USD	57,325,000	5	6M LIBOR+1.75

06/04/2001	USD	95,000,000	5	6M LIBOR+1.75

06/01/2001	EUR	19,038,813	8.5	5.59

06/01/2001	EUR	23,210,698	8.5	5.59

06/12/2001	USD	6,698,374	6	6M LIBOR+0.25

04/09/2001	USD	330,000,000	6	6M LIBOR+2.25

04/20/2001	USD	899,996	4.5	6M LIBOR+1.75

04/20/2001	USD	5,099,976	6	6M LIBOR+1

06/14/2001	USD	10,000,000	5	6M LIBOR+1.75

09/28/2001	USD	21,000,000	5	6.48

09/28/2001	USD	54,000,000	5	6M LIBOR+1.75

06/29/2001	USD	6,328,539	7.5	6M LIBOR+0.25

06/29/2001	USD	1,887,133	7.5	6M LIBOR+0.65

06/29/2001	USD	2,200,980	5.5	6M LIBOR+1.75

11/02/2001	USD	15,000,000	5	6M LIBOR+1.75

11/13/2001	USD	40,000,000	5	6M LIBOR+1.75

11/08/2001	USD	24,000,000	5	6M LIBOR+1.75

12/27/2001	USD	10,000,000	5	6M LIBOR+1.75

12/11/2001	USD	32,000,000	5	6M LIBOR+1.75

		Outstanding	Maturity
Agreement Date	Currency	Amount	(Year)	Interest (%)

11/28/2001	USD	18,000,000	5	6M LIBOR+1.75

04/30/2001	EUR	5,354,195	35	0.3

06/06/2001	EUR	23,210,698	31	0.3

01/30/2001	SAR	138,000,000	25	2

02/19/2001	KD	16,000,000	25	2

02/28/2001	DEM	26,300,000	30	2

05/04/2001	DEM	48,000,000	30	2

05/04/2001	DEM	35,000,000	30	2

06/13/2001	USD	11,556,235	6	5.42

06/13/2001	USD	7,784,759	5	6M LIBOR+1.65

09/12/2001	EUR	2,625,647	6	5.37

09/12/2001	EUR	393,847	5	6M EURIBOR+1.9

09/12/2001	EUR	5,019,292	5	6M EURIBOR+1.9

09/12/2001	EUR	1,840,651	6	5.37

09/12/2001	EUR	276,098	5	6M EURIBOR+1.9

09/12/2001	EUR	1,344,749	5	6M EURIBOR+1.9

11/08/2001	DEM	15,500,000	30	2

04/16/2001	USD	1,628,337	35	0

09/24/2001	USD	24,830,540	5	LIBOR+1.75

International Capital

Markets

02/12/1997	DEM	500,000,000	7.0	7.75

03/14/1997	ITL	300,000,000,000	5.0	9

05/21/1997	USD	400,000,000	5.0	10

06/23/1997	DEM	1,000,000,000	5.0	7.25

09/19/1997	USD	600,000,000	10.0	10

10/20/1997	DEM	1,500,000,000	10.0	8.125

02/03/1998	DEM	1,000,000,000	5.0	7.25

02/23/1998	USD	400,000,000	7.0	9.875

04/01/1998	USD	100,000,000	7.0	9.875

04/15/1998	DEM	1,000,000,000	8.0	10.5(2)

05/08/1998	USD	300,000,000	5.0	8.875

11/26/1998	DEM	600,000,000	3.0	9.5

12/02/1998	DEM	200,000,000	3.0	9.5

12/10/1998	USD	200,000,000	10 put 5	12

12/18/1998	DEM	200,000,000	3.0	9.5

01/28/1999	DEM	750,000,000	4	9.25

02/24/1999	EUR	500,000,000	5	9.50

03/16/1999	DEM	100,000,000	4	9.25

04/07/1999	USD	200,000,000	10	12.0

04/28/1999	EUR	300,000,000	5	9.50

05/12/1999	EUR	200,000,000	5	9.50

06/18/1999	USD	500,000,000	10	12.375

08/04/1999	EUR	400,000,000	6	9.625

09/08/1999	USD	200,000,000	10	12.00

10/29/1999	USD	500,000,000	5	11.875

11/12/1999	EUR	500,000,000	7	9.625

12/08/1999	USD	250,000,000	10	12.375

12/10/1999	EUR	250,000,000	7	9.625

12/15/1999	EUR	600,000,000	3	7.75

01/10/2000	USD	1,500,000,000	30	11.875

02/08/2000	EUR	1,000,000,000	10	9.25

		Outstanding	Maturity
Agreement Date	Currency	Amount	(Year)	Interest (%)

02/21/2000	JPY	35,000,000,000	3	3.5

04/12/2000	EUR	600,000,000	5	7.75

06/08/2000	USD	750,000,000	10	11.75

06/09/2000	EUR	500,000,000	3	3M EURIBOR+2.00

06/16/2000	JPY	55,000,000,000	4	3.25

07/19/2000	USD	500,000,000	9	12.375

07/25/2000	EUR	533,062,178	7	8.125

09/05/2000	USD	750,000,000	10	11.75

09/12/2000	EUR	200,000,000	7	8.125

11/06/2000	JPY	50,000,000,000	3	3.0

12/20/2000	USD	1,000,000,000	6M	USD LIBOR+1.00

02/12/2001	EUR	500,000,000	3	8.25

02/16/2001	EUR	250,000,000	3	8.25

11/19/2001	USD	500,000,000	5	11.38

12/10/2001	EUR	300,000,000	3.25	11

12/13/2001	USD	250,000,000	5	11.38

11/05/2001	EUR	500,000,000	3.25	11

(1) First interest rate applies to the preliminary period, second to the remaining life of the credit.

(2) For the first two years only. For the remaining 6 years, the interest rate will be 7%.